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07023132

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri La Asia Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

FILE NO. 82- 02006

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/2/07



SHANGRI-LA
ASIA LIMITED

(Incorporated in Bermuda with limited liability)

2006 Annual Report

Stock code: 69

Table of Contents

Corporate Information

As at 27 March 2007

Board of Directors

Executive Directors

Mr KUOK Khoon Loong, Edward (Chairman)
Mr LUI Man Shing (Deputy Chairman)
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan

Non-Executive Directors

Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr WONG Kai Man*
Mr Timothy David DATTELS*
Mr HO Kian Hock (Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward (Chairman)
Mr Alexander Reid HAMILTON
Mr WONG Kai Man

Audit Committee

Mr Alexander Reid HAMILTON (Chairman)
Mr HO Kian Guan
Mr WONG Kai Man

Company Secretary

Ms KO Sau Lai

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong

Abacus Share Registrars Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Key Dates

Closure of Registers of Members
21 May 2007 to 23 May 2007, both dates inclusive

Annual General Meeting

23 May 2007

Payment of 2006 Final Dividend#

6 June 2007

Stock Code

The Stock Exchange of Hong Kong Limited
00069

\# *Subject to shareholders' approval of the final dividend at the Annual General Meeting*

Company's website: http://www.shangri-la.com
Financial information: http://www.ir.shangri-la.com

Major Awards Won in 2007

- Asia's best hotel brands for business (Rank 1)
- Asia's best hotel brands for vacation (Rank 1)
  Asiamoney (The Travel Poll 2007)

Major Awards Won in 2006

- Top 10 International Hotel Chains
  Conde Nast Traveler (USA)
- Best Business Hotel Chain in Asia Pacific
  Business Traveller (UK)
- Best Hotel Brand in China
  Business Traveller (China)
- Best Asia Pacific City Brand
  CEI Asia Pacific
- One of the Best Brands in the top CEI cities of Singapore, Hong Kong and Bangkok
  CEI Asia Pacific
- Top International Hotel Brand in China
  Herald's China Hotel Golden Pillow Award (China)
- Best Hotel Chain
  Chinese Hurun Report (China)
- Golden Circle – Best Frequent Guest Programme
  National Geographic Traveler Gold List (China)
- Best Hotel Chain for Business and Vacation in Asia
  Asiamoney
- Best Business Hotel Brand in Asia Pacific
  Business Traveller (Asia Pacific)
- Best Regional Hotel Chain
  TTG Asia
- Best Hotel Chain
  FinanceAsia
- Best Hotel Chain in Asia and Best Hotel at Organising Conferences
  The Asset
- Himalayan Healing Stone Message – Spa Treatment of the Year
  Baccarat AsiaSpa Award
- Mr Giovanni ANGELINI - 2006 Corporate Hotelier of the World
  HOTELS (USA)
- Best Hotel Chain Promotion
  Travel Weekly (China)
- Golden Hotel in the Asian and China Markets
  Readers Digest Trusted Brand



Awards and Recognition

Island Shangri-La, Hong Kong



Pudong Shangri-La, Shanghai

Hotel and Project Information

Operating Hotels

As at 31 December 2006

a. Owned and managed by the Group (Total 36 hotels)		Available Rooms	No. of Apartments
Hong Kong	Island Shangri-La	565	
	Kowloon Shangri-La	700	
Beihai, Mainland China	Shangri-La Hotel	362	
Beijing, Mainland China	Shangri-La Hotel	528	
	China World Hotel	716	
	Traders Hotel	570	
	The Kerry Centre Hotel	487	
Changchun, Mainland China	Shangri-La Hotel	458	81
Dalian, Mainland China	Shangri-La Hotel	562	
Hangzhou, Mainland China	Shangri-La Hotel	382	
Harbin, Mainland China	Shangri-La Hotel	340	
Qingdao, Mainland China	Shangri-La Hotel	501	
Shanghai, Mainland China	Pudong Shangri-La	950	
Shenyang, Mainland China	Traders Hotel	588	
Shenzhen, Mainland China	Shangri-La Hotel	522	
Wuhan, Mainland China	Shangri-La Hotel	448	
Xian, Mainland China	Shangri-La Golden Flower Hotel	416	
Zhongshan, Mainland China	Shangri-La Hotel	460	
Fuzhou, Mainland China	Shangri-La Hotel	414	
Cebu	Shangri-La's Mactan Resort & Spa	543	
Manila	Edsa Shangri-La	623	
	Makati Shangri-La	699	
Singapore	Shangri-La Hotel	750	
	Rasa Sentosa Resort	459	
	Traders Hotel	546	
Bangkok	Shangri-La Hotel	799	24
Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah	330	
	Shangri-La's Tanjung Aru Resort	495	
Kuala Lumpur	Shangri-La Hotel	694	
Penang	Traders Hotel	441	
	Golden Sands Resort	395	
	Shangri-La's Rasa Sayang Resort & Spa	304	
Jakarta	Shangri-La Hotel	668	
Surabaya	Shangri-La Hotel#	389	
Fiji	Shangri-La's Fijian Resort, Yanuca Island	436	
Yangon	Traders Hotel	385	
	Total	18,925	105

 # The Group has an effective 10% equity interest in the Shangri-La Hotel, Surabaya.

b. Owned but not managed by the Group (Total 2 hotels)		Available Rooms	No. of Apartments
Hong Kong	Novotel Century Harbourview	274	
Shanghai, Mainland China	Portman Ritz-Carlton Hotel	575	
	Total	849	

c. Owned by third parties but managed by the Group (Total 13 hotels)		Available Rooms	No. of Apartments
Changzhou, Mainland China	Traders Fudu Hotel	378	
Kunshan, Mainland China	Traders Hotel	356	
Suzhou, Mainland China	Shangri-La Hotel	331	
Manila	Traders Hotel	302	
Taipei	Shangri-La's Far Eastern Plaza Hotel	420	
Sydney	Shangri-La Hotel	563	
Cairns	Shangri-La Hotel, the Marina	256	
Putrajaya, Malaysia	Shangri-La Hotel	118	
Kuala Lumpur, Malaysia	Traders Hotel	505	
New Delhi, India	Shangri-La Hotel	320	
Muscat, Sultanate of Oman	Shangri-La's Barr Al Jissah Resort & Spa	551	
Dubai	Shangri-La Hotel	301	
Dubai	Traders Hotel	250	
	Total	4,651	

Hotels Under Development

As at 31 December 2006

a. Owned and managed by the Group		Projected Rooms	No. of Apartments	Projected Opening
Opened for business after 31 December 2006 (1 new hotel and 1 extension)				
Guangzhou, Mainland China	Shangri-La Hotel [1]	704	26	27 Jan 2007
Beijing, Mainland China	Shangri-La Hotel (Phase III) [2]	142		8 Mar 2007
On-going projects (18 hotel development projects and 2 extension projects)				
Chengdu, Mainland China	Shangri-La Hotel	593		May 2007
Inner Mongolia, Mainland China	Shangri-La Hotel, Baotou	371		Mid 2007
	Shangri-La Hotel, Huhhot	386		Mid 2007
Xian, Mainland China	Shangri-La Hotel	397		Late 2007
Qingdao, Mainland China	Shangri-La Hotel (Phase II)	219		End 2007
Shenzhen, Mainland China	Shangri-La Hotel, Futian	546	51	Early 2008
Inner Mongolia, Mainland China	Shangri-La Hotel, Manzhouli	216		Mid 2008
Ningbo, Mainland China	Shangri-La Hotel	564	60	Mid 2008
Wenzhou, Mainland China	Shangri-La Hotel	419		Late 2008
Guilin, Mainland China	Shangri-La Hotel	430		Early 2009
Zhoushan, Mainland China	Shangri-La Hotel	280		Late 2009
Beijing, Mainland China	China World Hotel (Phase III – Mega Tower)	276		Late 2009
Tianjin, Mainland China	Shangri-La Hotel (part of composite development of Tianjin Project)	550		End 2009
Shanghai, Mainland China	Shangri-La Expo (part of composite development of Shanghai Expo Project)	550	154	Early 2010
	Shangri-La Hotel, Jingan (part of composite development of Jingan Project)	347		2011
	Luxury hotel (part of composite development of Jingan Project)	600		2011
Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah (Phase II)	90		End 2007
Chiangmai, Thailand	Shangri-La Hotel & Spa	281		Early 2008
Boracay, The Philippines	Shangri-La Resort & Spa	219		Mid 2008
Maldives	Shangri-La Villingili Resort & Spa	142		Mid 2008
Paris, France	Shangri-La Hotel	118		Early 2009
	Total	8,440	291	

(1) *Shangri-La Hotel, Guangzhou soft-opened for business on 27 January 2007.*

(2) *Phase III of the Shangri-La Hotel, Beijing soft-opened for business on 8 March 2007.*

As at 31 December 2006

b. Under operating lease and managed by the Group (Total 2 projects)		Projected Rooms	No. of Apartments	Projected Opening
Tokyo, Japan	Shangri-La Hotel	204		Early 2009
London, United Kingdom	Shangri-La Hotel At London Bridge Tower	195		2011
	Total	399		

c. Owned by third parties but managed by the Group (Total 17 projects)		Projected Rooms	No. of Apartments	Projected Opening
Urumqi, Mainland China	Traders Hotel	510		Late 2008
Macau, Mainland China	Shangri-La Hotel	600		Late 2008
	Traders Hotel	1,209		Late 2008
Dongguan, Mainland China	Shangri-La Hotel	570		Mid 2009
Tainan, Taiwan	Shangri-La Hotel	339		Early 2008
Bangalore, India	Shangri-La Retreat	752		Late 2008
	Shangri-La Hotel	415		Late 2008
	Traders Hotel	280		Early 2009
Phuket, Thailand	Shangri-La's Resort & Spa	315		End 2008
Qaryat Al Beri, Abu Dhabi	Shangri-La Hotel	375		Mid 2007
Doha, Qatar	Shangri-La Hotel	322		Early 2008
Vancouver, Canada	Shangri-La Hotel	119		Late 2008
Toronto, Canada	Shangri-La Hotel (3)	212		Mid 2011
Seychelles	Shangri-La Hotel	88		Early 2009
Chicago, USA	Shangri-La Hotel	222		Late 2009
Miami, USA	Shangri-La Hotel	258		Late 2010
Las Vegas, USA	Shangri-La Hotel	353		Late 2010
	Total	6,939		

(3) *In February 2007, the Group signed a management agreement for a 212 rooms Shangri-La to be developed in Toronto, Canada.*


Manzhouli
Harbin
Changchun
Huhhot
Urumqi
Baotou
Beijing
Shenyang
Tianjin
Dalian
Qingdao
Xian
Changzhou
Kunshan
Suzhou
Shanghai
Zhoushan
Hangzhou
Ningbo
Wuhan
Chengdu
New Delhi
Wenzhou
Fuzhou
Taipei
Guilin
Guangzhou
Dongguan
Zhongshan
Shenzhen
Tainan
Hong Kong
Beihai
Macau
Dubai
Abu Dhabi
Qatar
Muscat
Chiangmai
Yangon
Manila
Bangalore
Bangkok
Boracay
Cebu
Maldives
Phuket
Penang
Kota Kinabalu
Kuala Lumpur
Putrajaya
Singapore
Seychelles
Jakarta
Surabaya


Vancouver
Toronto
Chicago
Las Vegas
Miami
London
Paris
Cairns
Fiji
Sydney

Shangri-La's Villingili Resort & Spa, Maldives

Financial Highlights



China World Hotel, Beijing

	2006 US$ Million	2005 US$ Million	2006/2005 % Change	2004 US$ Million	2003 US$ Million	2002 US$ Million
Consolidated						
Sales	**1,003**	842	19%	726	540	601
Profit attributable to equity holders of the Company	**202**	151	34%	114	7	35
Dividends	**76**	65	16%	58	41	20
Total equity	**2,975**	2,630	13%	2,165	1,846	1,833
Net borrowings to total equity ratio	**41.0%**	33.0%	-24%	40.2%	57.7%	55.3%
Earnings per share (in US cents)	**7.97**	6.14	30%	4.85	0.33	1.59
Dividends per share (in HK cents)	**23.00**	20.00	15%	19.00	14.00	7.00
Net asset value per share (in US dollars)	**1.16**	1.04	11%	0.90	0.85	0.84

Operating Profit Before Finance Costs* by Geographical Area


US$ Million
225
200
175
150
125
100
75
50
25
0
-25
217
163
123
40
99
2006
2005
2004
2003
2002
Hotel Management
Other Areas
Singapore, Malaysia & Thailand
The Philippines
Mainland China
Hong Kong

* Before corporate expenses, fair value gains/losses on investment properties, gains/losses on financial assets held for trading and derivative financial instrument, amortisation of negative goodwill and other non-operating items

Total Equity


US$ Million
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
2,975
2,630
2,165
1,846
1,833
2006
2005
2004
2003
2002

Share of Profit of Associates by Geographical Area


US$ Million
70
60
50
40
30
20
10
0
-10
42
64
41
22
31
2006
2005
2004
2003
2002
Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings Per Share


US Cents
8
7
6
5
4
3
2
1
0
-1
7.97
6.14
4.85
0.33
1.59
2006
2005
2004
2003
2002

Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		**700**	700	700	706	723
Occupancy		**78.6%**	74.0%	71.1%	39.2%	59.4%
Average transient rates (US$)		**241**	214	183	177	164
Island Shangri-La	80%					
Average No. of available rooms		**565**	565	565	565	565
Occupancy		**82.9%**	78.6%	70.6%	51.3%	74.9%
Average transient rates (US$)		**333**	287	238	197	204
Novotel Century Harbourview#	30%					
Average No. of available rooms		**274**	N/A	N/A	N/A	N/A
Occupancy		**91.4%**	N/A	N/A	N/A	N/A
Average transient rates (US$)		**106**	N/A	N/A	N/A	N/A
Mainland China						
Shangri-La Hotel, Beijing	38%					
Average No. of available rooms		**528**	528	528	657	657
Occupancy		**74.7%**	73.6%	41.4%	32.7%	70.2%
Average transient rates (US$)		**121**	105	96	65	67

Hotel acquired by the Group in September 2006.

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
China World Hotel, Beijing	50%					
Average No. of available rooms		**716**	716	716	716	716
Occupancy		**77.0%**	79.1%	71.9%	40.0%	25.3%
Average transient rates (US$)		**195**	170	151	128	112
Traders Hotel, Beijing	50%					
Average No. of available rooms		**570**	570	567	552	552
Occupancy		**85.1%**	85.0%	84.4%	64.7%	83.8%
Average transient rates (US$)		**104**	93	83	78	74
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		**524**	507	578	564	564
Occupancy		**75.3%**	78.9%	81.1%	61.1%	80.1%
Average transient rates (US$)		**218**	213	174	152	147
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		**383**	383	383	384	384
Occupancy		**68.4%**	74.2%	80.8%	74.8%	74.3%
Average transient rates (US$)		**121**	118	108	89	90
Shangri-La Hotel, Shenzhen	51.3%					
Average No. of available rooms		**522**	522	522	522	522
Occupancy		**73.7%**	68.5%	76.3%	61.7%	80.6%
Average transient rates (US$)		**104**	92	85	80	80

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		**416**	416	416	417	421
Occupancy		**68.5%**	75.3%	70.8%	40.4%	67.5%
Average transient rates (US$)		**69**	64	61	55	59
Shangri-La Hotel, Beihai	100%					
Average No. of available rooms		**362**	362	362	362	362
Occupancy		**35.0%**	37.5%	40.9%	38.6%	44.1%
Average transient rates (US$)		**49**	44	41	39	37
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		**458**	458	458	458	458
Occupancy		**72.9%**	71.1%	75.9%	68.5%	67.0%
Average transient rates (US$)		**84**	80	73	65	62
Traders Hotel, Shenyang	100%					
Average No. of available rooms		**588**	588	588	588	588
Occupancy		**62.2%**	65.1%	65.2%	54.9%	57.0%
Average transient rates (US$)		**44**	41	40	42	43

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		**501**	501	502	482	420
Occupancy		**76.6%**	79.4%	78.4%	66.4%	78.4%
Average transient rates (US$)		**109**	94	81	69	64
Shangri-La Hotel, Dalian	100%					
Average No. of available rooms		**562**	562	562	562	562
Occupancy		**69.2%**	73.8%	75.9%	58.2%	67.6%
Average transient rates (US$)		**97**	90	72	67	67
Pudong Shangri-La, Shanghai	100%					
Average No. of available rooms		**956**	732	606	606	606
Occupancy		**69.2%**	72.8%	81.0%	68.8%	83.5%
Average transient rates (US$)		**227**	198	166	137	134
Shangri-La Hotel, Harbin	100%					
Average No. of available rooms		**340**	341	346	346	346
Occupancy		**71.5%**	69.1%	79.4%	69.2%	71.9%
Average transient rates (US$)		**79**	71	61	57	52
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		**448**	460	476	500	505
Occupancy		**72.3%**	69.7%	71.3%	55.5%	62.9%
Average transient rates (US$)		**73**	66	63	59	55

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		**487**	487	487	483	487
Occupancy		**76.5%**	79.0%	78.0%	59.6%	79.5%
Average transient rates (US$)		**170**	145	124	111	113
Shangri-La Hotel, Zhongshan	51%					
Average No. of available rooms		**459**	430	259	N/A	N/A
Occupancy		**54.1%**	59.8%	69.6%	N/A	N/A
Average transient rates (US$)		**82**	71	62	N/A	N/A
Shangri-La Hotel, Fuzhou	100%					
Average No. of available rooms		**414**	392	N/A	N/A	N/A
Occupancy		**63.8%**	60.3%	N/A	N/A	N/A
Average transient rates (US$)		**82**	70	N/A	N/A	N/A

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		**698**	693	697	699	699
Occupancy		**88.0%**	83.1%	75.0%	59.0%	47.2%
Average transient rates (US$)		**143**	121	111	104	122
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		**620**	651	652	649	649
Occupancy		**71.3%**	65.6%	64.8%	59.1%	65.0%
Average transient rates (US$)		**87**	76	71	67	69
Shangri-La's Mactan Resort & Spa, Cebu	100%					
Average No. of available rooms		**543**	543	543	543	543
Occupancy		**70.2%**	81.4%	72.4%	60.3%	62.9%
Average transient rates (US$)		**139**	126	118	104	92

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Malaysia						
Shangri-La Hotel, Kuala Lumpur	52.78%					
Average No. of available rooms		**694**	694	695	695	705
Occupancy		**69.6%**	70.1%	74.4%	64.7%	56.1%
Average transient rates (US$)		**99**	87	76	73	63
Traders Hotel, Penang	31.67%					
Average No. of available rooms		**441**	441	440	440	441
Occupancy		**76.1%**	67.6%	70.1%	54.6%	50.9%
Average transient rates (US$)		**50**	44	40	38	39
Shangri-La's Rasa Sayang Resort & Spa, Penang	52.78%					
Average No. of available rooms		**314**	N/A	512	512	514
Occupancy		**46.4%**	N/A	58.9%	50.6%	60.2%
Average transient rates (US$)		**222**	N/A	83	77	77
Golden Sands Resort, Penang	52.78%					
Average No. of available rooms		**395**	395	395	395	395
Occupancy		**77.1%**	70.6%	79.4%	58.0%	66.8%
Average transient rates (US$)		**91**	78	56	56	55
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah	64.59%					
Average No. of available rooms		**330**	329	328	328	328
Occupancy		**80.7%**	79.3%	78.7%	64.1%	54.5%
Average transient rates (US$)		**88**	71	57	46	51

Hotels	Group's effective interests (As at 31 December 2006)	2006	2005	2004	2003	2002
				Year		
Malaysia *(Continued)*						
Shangri-La's Tanjung Aru Resort, Kota Kinabalu	40%					
Average No. of available rooms		**495**	495	495	495	495
Occupancy		**76.6%**	80.9%	79.4%	52.4%	56.7%
Average transient rates (US$)		**97**	80	66	52	52
Myanmar						
Traders Hotel, Yangon	59.16%					
Average No. of available rooms		**385**	397	403	403	392
Occupancy		**52.4%**	46.8%	48.2%	36.8%	38.6%
Average transient rates (US$)		**35**	34	33	34	34
Singapore						
Shangri-La Hotel	100%					
Average No. of available rooms		**750**	750	750	758	760
Occupancy		**78.8%**	79.6%	73.8%	54.2%	65.0%
Average transient rates (US$)		**206**	164	149	135	139
Rasa Sentosa Resort	100%					
Average No. of available rooms		**459**	459	459	459	459
Occupancy		**83.6%**	79.7%	74.3%	58.2%	71.2%
Average transient rates (US$)		**116**	100	95	91	88
Traders Hotel	40.75%					
Average No. of available rooms		**546**	546	546	546	547
Occupancy		**81.3%**	83.5%	82.1%	56.6%	69.0%
Average transient rates (US$)		**117**	89	77	79	85

Hotels	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Thailand						
Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		**799**	799	799	840	843
Occupancy		**76.3%**	78.6%	80.8%	57.2%	59.8%
Average transient rates (US$)		**131**	117	111	103	96
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		**668**	668	668	668	668
Occupancy		**54.9%**	51.3%	47.4%	39.1%	35.5%
Average transient rates (US$)		**109**	103	94	92	101
Shangri-La Hotel, Surabaya	10%					
Average No. of available rooms		**389**	389	389	389	389
Occupancy		**64.2%**	56.6%	56.7%	46.3%	46.3%
Average transient rates (US$)		**72**	66	61	60	63
Fiji						
Shangri-La's Fijian Resort, Yanuca Island	71.64%					
Average No. of available rooms		**436**	436	436	436	436
Occupancy		**71.1%**	75.2%	63.6%	62.7%	72.8%
Average transient rates (US$)		**155**	143	112	104	85

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
The People's Republic of China						
Mainland China						
China World Trade Center						
Phase I	40.07%					
Commercial						
Average net leaseable area (sq. m.)		**21,569**	22,210	21,444	21,397	21,401
Occupancy		**100%**	96.4%	98.9%	99.5%	98.3%
Average rate per sq. m. per month (US$)		**69**	55	50	47	44
Offices						
Average net leaseable area (sq. m.)		**63,463**	63,634	63,774	63,915	63,906
Occupancy		**98.5%**	99.3%	97.8%	95.4%	94.4%
Average rate per sq. m. per month (US$)		**38**	35	34	35	35
Serviced Apartments						
Average net leaseable area (sq. m.)		**50,167**	50,167	50,167	31,696	48,115
Occupancy		**80.6%**	78.6%	60.2%	62.6%	59.5%
Average rate per sq. m. per month (US$)		**24**	25	26	28	30
Phase II	43.05%					
Commercial						
Average net leaseable area (sq. m.)		**6,176**	6,292	6,206	6,187	6,398
Occupancy		**95.8%**	99.3%	99.2%	98.3%	95.8%
Average rate per sq. m. per month (US$)		**60**	50	48	45	40
Offices						
Average net leaseable area (sq. m.)		**52,525**	52,525	52,525	50,903	51,006
Occupancy		**99.3%**	99.8%	99.2%	90.6%	96.7%
Average rate per sq. m. per month (US$)		**41**	37	34	33	28
Total Rental Revenue (US$'000)		**91,228**	82,171	75,211	68,006	70,011

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Century Towers Apartments, Beijing	50%					
Serviced Apartments						
Average net leaseable area (sq. m.)		**31,319**	31,319	31,639	31,646	31,802
Occupancy		**52.3%**	53.5%	47.5%	43.0%	53.2%
Average rate per sq. m. per month (US$)		**12**	11	11	12	13
Total Rental Revenue (US$'000)		**2,304**	2,271	1,993	1,890	2,648
Shanghai Centre	30%					
Commercial						
Average gross leaseable area (sq. m.)		**7,952**	7,312	7,204	6,997	6,971
Occupancy		**89.4%**	99.1%	95.7%	100%	96.8%
Average rate per sq. m. per month (US$)		**71**	67	57	51	50
Offices						
Average gross leaseable area (sq. m.)		**29,914**	30,174	30,825	30,534	26,398
Occupancy		**97.7%**	94.2%	93.4%	83.6%	89.5%
Average rate per sq. m. per month (US$)		**33**	30	27	24	24
Serviced Apartments						
Average number of leaseable unit		**472**	472	472	472	472
Occupancy		**76.2%**	76.9%	81.9%	77.5%	81.5%
Average rate per unit per month (US$)		**3,843**	3,813	3,480	3,283	3,025
Total Rental Revenue (US$'000)		**33,020**	31,540	28,934	24,585	23,529

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Shangri-La Hotel, Changchun	90%					
Commercial						
Average gross leaseable area (sq. m.)		**1,423**	1,718	1,573	1,498	1,175
Occupancy		**94.1%**	88.2%	94.1%	91.2%	86.3%
Average rate per sq. m. per month (US$)		**21**	18	17	19	29
Offices						
Average gross leaseable area (sq. m.)		**4,423**	4,205	4,900	4,983	4,175
Occupancy		**76.6%**	81.1%	79.4%	68.9%	72.6%
Average rate per sq. m. per month (US$)		**18**	17	16	18	19
Serviced Apartments						
Average gross leaseable area (sq. m.)		**5,427**	5,400	4,759	4,073	4,073
Occupancy		**91.3%**	85.7%	87.7%	77.1%	62.0%
Average rate per sq. m. per month (US$)		**31**	32	30	29	24
Total Rental Revenue (US$'000)		**2,936**	2,809	2,588	2,145	1,771
Shangri-La Residences, Dalian	100%					
Serviced Apartments						
Average net leaseable area (sq. m.)		**28,549**	28,549	28,549	28,549	28,549
Occupancy		**83.6%**	69.4%	65.4%	59.2%	49.1%
Average rate per sq. m. per month (US$)		**14**	14	13	14	15
Total Rental Revenue (US$'000)		**4,252**	3,363	3,158	2,974	2,624

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Beijing Kerry Centre	23.75%					
Commercial						
Average gross leaseable area (sq. m.)		**12,675**	12,675	12,675	12,675	12,675
Occupancy		**96.2%**	98.6%	97.4%	96.9%	95.6%
Average rate per sq. m. per month (US$)		**20**	16	14	13	12
Offices						
Average gross leaseable area (sq. m.)		**83,963**	83,963	83,963	84,076	84,189
Occupancy		**97.6%**	96.2%	95.8%	91.2%	90.3%
Average rate per sq. m. per month (US$)		**27**	26	24	24	24
Serviced Apartments						
Average gross leaseable area (sq. m.)		**33,718**	33,718	33,718	33,718	33,718
Occupancy		**67.6%**	71.8%	65.3%	69.5%	73.8%
Average rate per sq. m. per month (US$)		**19**	19	19	22	25
Total Rental Revenue (US$'000)		**34,270**	32,206	29,830	28,215	27,276

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Mainland China (Continued)						
Shanghai Kerry Centre	24.75%					
Commercial						
Average net leaseable area (sq. m.)		**5,635**	5,635	5,635	5,635	5,635
Occupancy		**84.5%**	90.1%	90.6%	90.9%	92.1%
Average rate per sq. m. per month (US$)		**37**	32	29	27	25
Offices						
Average gross leaseable area (sq. m.)		**34,396**	34,396	34,396	34,396	34,396
Occupancy		**95.9%**	93.9%	98.4%	97.9%	94.3%
Average rate per sq. m. per month (US$)		**29**	26	22	21	18
Serviced Apartments						
Average gross leaseable area (sq. m.)		**16,671**	16,671	16,671	16,671	16,671
Occupancy		**76.9%**	85.7%	77.8%	72.7%	73.8%
Average rate per sq. m. per month (US$)		**27**	27	26	26	27
Total Rental Revenue (US$'000)		**18,439**	16,940	15,259	14,398	13,462

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Singapore						
Shangri-La Apartments, Singapore	100%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**8,374**	9,474	9,661	9,981	9,981
Occupancy		**87.1%**	89.9%	89.3%	79.1%	73.1%
Average rate per sq. m. per month (US$)		**62**	55	50	46	47
Total Rental Revenue (US$'000)		**5,522**	5,068	4,780	4,004	3,725
Shangri-La Residences, Singapore	100%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**10,684**	10,684	10,684	10,684	10,684
Occupancy		**91.9%**	85.5%	87.0%	79.4%	79.8%
Average rate per sq. m. per month (US$)		**34**	32	31	29	28
Total Rental Revenue (US$'000)		**3,999**	3,427	3,354	2,941	2,833
Tanglin Mall, Singapore	40.75%					
Commercial						
Average net leaseable area (sq. m.)		**11,300**	11,300	11,285	10,339	11,270
Occupancy		**98.0%**	100%	98.0%	99.0%	100%
Average rate per sq. m. per month (US$)		**52**	49	41	42	44
Total Rental Revenue (US$'000)		**6,011**	5,520	5,361	5,136	6,094

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Singapore *(Continued)*						
Tanglin Place, Singapore	40.75%					
Commercial						
Average net leaseable area (sq. m.)		**1,073**	1,073	1,073	1,069	1,069
Occupancy		**100%**	100%	100%	100%	100%
Average rate per sq. m. per month (US$)		**40**	38	36	35	34
Offices						
Average net leaseable area (sq. m.)		**2,119**	2,117	2,116	2,116	2,116
Occupancy		**79.0%**	75.0%	76.0%	75.0%	92.0%
Average rate per sq. m. per month (US$)		**21**	21	21	23	22
Total Rental Revenue (US$'000)		**977**	885	920	914	973

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Malaysia						
UBN Tower, Kuala Lumpur	52.78%					
Commercial						
Average gross leaseable area (sq. m.)		**2,065**	2,065	2,064	2,045	2,035
Occupancy		**64.5%**	63.4%	79.8%	91.0%	87.7%
Average rate per sq. m. per month (US$)		**21**	20	24	27	27
Offices						
Average gross leaseable area (sq. m.)		**30,669**	30,639	30,639	30,639	30,639
Occupancy		**59.0%**	39.0%	40.6%	42.1%	44.5%
Average rate per sq. m. per month (US$)		**14**	14	14	14	14
Total Rental Revenue (US$'000)		**3,460**	2,217	2,499	2,686	3,214
UBN Apartments, Kuala Lumpur	52.78%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**8,800**	8,800	8,834	8,867	8,867
Occupancy		**79.1%**	77.2%	70.6%	58.1%	58.7%
Average rate per sq. m. per month (US$)		**7**	7	7	7	7
Total Rental Revenue (US$'000)		**562**	550	504	421	420

Investment Properties	Group's effective interests (As at 31 December 2006)	Year 2006	2005	2004	2003	2002
Thailand						
Chao Phya Tower, Bangkok	73.61%					
Commercial						
Average net leaseable area (sq. m.)		**575**	476	476	476	476
Occupancy		**83.3%**	89.6%	100%	100%	93.8%
Average rate per sq. m. per month (US$)		**11**	9	9	8	8
Offices						
Average net leaseable area (sq. m.)		**7,348**	7,348	7,348	7,400	7,496
Occupancy		**89.2%**	94.0%	88.1%	57.8%	67.4%
Average rate per sq. m. per month (US$)		**6**	6	5	5	4
Total Rental Revenue (US$'000)		**518**	513	471	277	269
Shangri-La Hotel, Bangkok	73.61%					
Serviced Apartments						
Average gross leaseable area (sq. m.)		**2,669**	2,669	2,669	N/A	N/A
Occupancy		**81.3%**	86.5%	70.5%	N/A	N/A
Average rate per sq. m. per month (US$)		**21**	18	15	N/A	N/A
Total Rental Revenue (US$'000)		**557**	503	212	N/A	N/A

Ownership Structure

As at 31 December 2006

Shangri-La Asia Limited

Operating Hotels

The People's Republic of China

Hong Kong

- 80% Island Shangri-La
- 100% Kowloon Shangri-La
- 30% Novotel Century Harbourview

Mainland China

- 38% Shangri-La Hotel, Beijing
- 50% China World Hotel, Beijing
- 50% Traders Hotel, Beijing
- 30% Portman Ritz-Carlton Hotel, Shanghai
- 45% Shangri-La Hotel, Hangzhou
- 51.30% Shangri-La Hotel, Shenzhen
- 100% Shangri-La Golden Flower Hotel, Xian
- 100% Shangri-La Hotel, Beihai
- 90% Shangri-La Hotel, Changchun
- 100% Traders Hotel, Shenyang
- 100% Shangri-La Hotel, Qingdao
- 100% Shangri-La Hotel, Dalian
- 100% Pudong Shangri-La, Shanghai
- 100% Shangri-La Hotel, Harbin
- 92% Shangri-La Hotel, Wuhan
- 51% Shangri-La Hotel, Zhongshan
- 100% Shangri-La Hotel, Fuzhou
- 23.75% The Kerry Centre Hotel, Beijing

The Philippines

- 100% Makati Shangri-La, Manila
- 100% Edsa Shangri-La, Manila
- 100% Shangri-La's Mactan Resort & Spa, Cebu

Malaysia

- 52.78% Shangri-La's Rasa Sayang Resort & Spa, Penang Note 1
- 52.78% Shangri-La Hotel, Kuala Lumpur
- 31.67% Traders Hotel, Penang
- 52.78% Golden Sands Resort, Penang
- 64.59% Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah
- 40% Shangri-La's Tanjung Aru Resort, Kota Kinabalu

Myanmar

- 59.16% Traders Hotel, Yangon

Singapore

- 100% Shangri-La Hotel
- 100% Rasa Sentosa Resort
- 40.75% Traders Hotel

Thailand

- 73.61% Shangri-La Hotel, Bangkok

Indonesia

- 25% Shangri-La Hotel, Jakarta
- 10% Shangri-La Hotel, Surabaya

Fiji

- 71.64% Shangri-La's Fijian Resort, Yanuca Island

Properties

The People's Republic of China

- 40.07% to 50% Beijing China World Trade Center & Century Towers Apartments
- 30% Shanghai Centre
- 100% Dalian Shangri-La Residences
- 23.75% Beijing Kerry Centre
- 24.75% Shanghai Kerry Centre

Singapore

- 100% Shangri-La Apartments
- 100% Shangri-La Residences
- 40.75% Tanglin Mall
- 40.75% Tanglin Place

Malaysia

- 52.78% UBN Tower, Kuala Lumpur
- 52.78% UBN Apartments, Kuala Lumpur

Thailand

- 73.61% Chao Phya Tower, Bangkok

Projects Under Development

The People's Republic of China

Mainland China

- 100% Shangri-La Hotel, Guangzhou Note 2
- 38% Shangri-La Hotel, Beijing (Phase III) Note 3
- 80% Shangri-La Hotel, Chengdu (and an office tower)
- 100% Shangri-La Hotel, Baotou Inner Mongolia
- 100% Shangri-La Hotel, Huhhot Inner Mongolia
- 100% Shangri-La Hotel, Xian
- 100% Shangri-La Hotel, Qingdao (Phase II)
- 100% Shangri-La Hotel, Futian Shenzhen
- 100% Shangri-La Hotel, Manzhouli Inner Mongolia
- 95% Shangri-La Hotel, Ningbo
- 100% Shangri-La Hotel, Wenzhou
- 100% Shangri-La Hotel, Guilin
- 100% Shangri-La Hotel, Zhoushan
- 40.07% Beijing China World Trade Center (Phase III)
- 20% Tianjin Composite Development Hedong District Note 4
- 23.20% Shanghai Composite Development Expo Site
- 49% Shanghai Composite Development Jingan District

Republic of Mongolia

- 60% Office building, Ulaanbaatar

Thailand

- 73.61% Shangri-La Hotel & Spa, Chiangmai

The Philippines

- 100% Shangri-La Resort & Spa, Boracay

Maldives

- 70% Shangri-La Villingili Resort & Spa

France

- 100% Shangri-La Hotel, Paris

Japan

- Shangri-La Hotel, Tokyo (under operating lease)

United Kingdom

- Shangri-La Hotel At London Bridge Tower, London (under operating lease)

Land Held for Future Development

The People's Republic of China

Mainland China

- 100% Fuzhou

Fiji

- 71.64% Natadola Land

Malaysia

- 52.78% Palm Beach Land

Hotel Management

- 100% SLIM International Limited Cook Islands
- 100% Shangri-La International Hotel Management Limited Hong Kong
- 100% Shangri-La Hotel Management (Shanghai) Co., Ltd The People's Republic of China
- 100% Shangri-La International Hotel Management Pte Ltd Singapore
- 100% SLIM (USA) Inc.

Notes:

1 The resort re-opened on 28 September 2006.
2 Shangri-La Hotel, Guangzhou soft-opened for business on 27 January 2007.
3 Phase III of the Shangri-La Hotel, Beijing soft-opened for business on 8 March 2007.
4 Ownership structure is pending for local government approvals.


Shangri-La Hospitality


Shangri-La's Mactan Resort & Spa, Cebu

Directors and Senior Management



Directors

Executive Directors



Mr KUOK Khoon Loong, Edward, aged 54, is the Chairman of the Company. He was appointed as an Executive Director of the Company in March 2003 and was appointed as the Chairman of the Company in August 2003. He was previously the Chairman of Kerry Properties Limited (a company listed on The Stock Exchange of Hong Kong Limited ("HKSE")) and a Director of Allgreen Properties Limited (a company listed on the Singapore Exchange Securities Trading Limited ("SGX-ST")). He is the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and Shangri-La Hotel (Kowloon) Limited, a Vice Chairman of Kerry Holdings Limited and the Chairman of Shangri-La International Hotel Management Limited. Mr KUOK is also the Chairman of the Board of Kuok Philippine Properties, Inc. and EDSA Properties Holdings Inc. (both are listed companies in the Philippines). He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr KUOK is a brother of Madam KUOK Oon Kwong.



Mr LUI Man Shing, aged 63, was elected as the Deputy Chairman of the Company on 27 March 2007. He was appointed as an Executive Director of the Company in March 2002. Mr LUI joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd., a company incorporated in Thailand. In 1992, Mr LUI returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman and Managing Director of Shangri-La Hotel Public Company Limited, a company listed on the Stock Exchange of Thailand ("Thai-SE") and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).



Mr Giovanni ANGELINI, aged 61, was appointed as an Executive Director of the Company in June 1999. He joined the Shangri-La Asia Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, a position that he has held since 1999, a Director of Kerry Holdings Limited and a Director of a number of companies within the Shangri-La Asia Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr ANGELINI graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 42 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

In 2004, Mr ANGELINI was awarded the degree of doctor of business administration in hospitality management "Honoris Causa" by the Johnson & Wales University, USA.

Mr NG Si Fong, Alan, aged 53, was appointed as an Executive Director of the Company in August 2002. Mr NG is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotels developments and the refurbishment of existing hotels. Prior to taking up the current position in March 2002, Mr NG was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over twenty project developments, many of which have been the Kerry Group's signature projects, including hotels, top-end luxury residential developments and grade A commercial properties. Mr NG is a chartered engineer by profession and has over 28 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-Executive Directors

Madam KUOK Oon Kwong, aged 60, was appointed as a Non-Executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL") and held such position until July 1988. This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. She was appointed as a Director of Allgreen Properties Limited (a company listed on the SGX-ST) in 1986. Madam KUOK is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE) and Shangri-La Hotels (Malaysia) Berhad, Malaysia (a company listed on the Bursa Malaysia Securities Berhad ("BMSB") in which she currently holds the position of Managing Director) and certain subsidiaries of SHL. Madam KUOK is a sister of Mr KUOK Khoon Loong, Edward.

Mr HO Kian Guan, aged 61, was appointed as a Non-Executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the BMSB) and Keck Seng Investments (Hong Kong) Limited (a company listed on the HKSE). Mr HO is a Director of Parkway Holdings Limited (a company listed on the SGX-ST). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Thai-SE). He was previously a Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and resigned from the posts in May and August 2006 respectively. He is a brother of Mr HO Kian Hock.

Mr LEE Yong Sun, aged 62, was appointed as a Non-Executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited, a Director of Kerry Group Limited and a Director of China World Trade Center Company Limited (a company listed on Shanghai Stock Exchange). He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Fellow of the Institute of Certified Public Accountants of Singapore, Certified Public Accountants of Australia and The Association of Chartered Certified Accountants.














Mr Roberto V. ONGPIN, aged 70, was appointed as a Non-Executive Director of the Company in August 2003. He is the Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on the HKSE. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, listed companies in the Philippines. Prior to 1979, Mr ONGPIN was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Mr Alexander Reid HAMILTON, aged 65, was appointed as an Independent Non-Executive Director of the Company in November 2001. He was previously an Independent Non-Executive Director of Imagi International Holdings Limited, COSCO International Holdings Limited and Man Sang International Limited, all listed on the HKSE. He is a Director of a number of companies including CITIC Pacific Limited, China COSCO Holdings Company Limited and Esprit Holdings Limited, all listed on the HKSE, and a Director of JF China Region Fund, Inc. (a USA registered closed end fund quoted on the New York Stock Exchange). He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr HAMILTON is the Chairman of the Board's Audit Committee.

Mr WONG Kai Man, aged 56, was appointed as an Independent Non-Executive Director of the Company in July 2006. He is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of the HKSE from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the Chief Executive Officer of Li & Fung (1906) Foundation Limited, a charity and a senior advisor to Tricor Services Limited, a provider of business services. Since 16 January 2007, he is an Independent Non-Executive Director of SUNeVision Holdings Ltd., a company listed on the Growth Enterprise Market of HKSE. In addition, he serves in a number of government committees and the board of certain non-government organisations. Mr WONG obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

Mr Timothy David DATTELS, aged 49, was appointed as an Independent Non-Executive Director of the Company in February 2004. Mr DATTELS is currently a Partner for TPG Capital, L.P., based in San Francisco with a focus on Asian investing. He serves as a Director of Parkway Holdings Limited, a company listed on the SGX-ST, and Sing Tao News Corporation Limited, a Hong Kong based media company listed on the HKSE. He was previously a director of Shenzhen Development Bank Co., Ltd. (a company listed on the Shenzhen Stock Exchange) and resigned from the post in June 2006. He is a trustee of the Asian Art Museum of San Francisco and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto as well as a member of the Asia Pacific Council of The Nature Conservatory. He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

Mr HO Kian Hock, aged 59, was appointed as an Alternate Director to Mr HO Kian Guan in November 2004. He is a Director and Deputy Chairman of Keck Seng Investments (Hong Kong) Limited (a company listed on the HKSE) and a Director of Keck Seng (Malaysia) Berhad (a company listed on the BMSB). He is an Alternate Director of Parkway Holdings Limited (a company listed on the SGX-ST). He is also an Alternate Director of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited and Shangri-La Hotel Limited, Singapore (all are subsidiaries of the Company). He was previously an Alternate Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and ceased to act in such capacity in May and August 2006 respectively. He is a brother of Mr HO Kian Guan.

Senior Management

Chief Financial Officer

Mr Madhu RAO, aged 55, joined Shangri-La International Hotel Management Limited in May 1988 as group financial controller. He was appointed chief financial officer of the Company in 1997. He is a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand. He was previously with a leading chartered accountancy practice in Mumbai, India for 17 years, including 12 years as partner. Mr RAO is a graduate of the University of Mumbai and a fellow member of the Institute of Chartered Accountants of India. He placed among the top 10 students India-wide at the intermediate and final chartered accountancy examinations in 1972 and 1974.

Chief Operating Officer

Mr Symon BRIDLE, aged 48, was Vice President prior to assuming the role of Chief Operating Officer. Previously, he has also held the positions of group director of operations as well as general manager posts at Island Shangri-La, Hong Kong and Shangri-La's Far Eastern Plaza Hotel, Taipei. Before joining the Group in 1990, Mr BRIDLE worked with luxury hotel groups in South Africa, including Southern Sun at the Johannesburg Sun & Towers and Westin Hotels at the Carlton Hotel, Johannesburg.













Chief Marketing Officer

Mr Martin F. WAECHTER, aged 50, rejoined the Group in 2004, returning from a post on the board of managing directors of Frankfurt-based Steigenberger Hotels AG. Previously, he was with the Group for seven years as vice president, sales and marketing, responsible for global sales and distribution, and vice president marketing, responsible for 11 properties in Southeast Asia and China. He has more than 25 years hotel marketing experience in Hong Kong, Singapore, Shanghai, Korea, Philippines, and his native Germany.

Executive Vice President

Mr JIN Jian Ping, aged 50, has been promoted to executive vice president from March 2007 supervising all the hotels in China. He was previously the Group's China specialist vice president, based in Shanghai. He ensures that his assigned hotels meet their financial performance targets and comply with corporate operational standards, as well as represents the management company to the owners and shareholders. He also sources new hotel development opportunities for the Group. Mr JIN joined the Group in 2002, as deputy director of operations (China) and was promoted the same year to group director of operations supervising nine hotels in China. Previously, he was general manager and owner's representative of Nanjing Dingshan Garden Hotel from 1987 to 2000. There, he led the repositioning of Shangri-La Dingshan, Nanjing to a five-star hotel from concept and design to construction.

Vice President

Mr Greg DOGAN, aged 42, joined the Group in 1997 as executive assistant manager of Mactan Island Resort, Cebu and resident manager at Shangri-La Hotel, Jakarta. Previously, he held positions as area general manager based in Dalian and regional vice president based in Shanghai. He is currently vice president for the Philippines, Sabah and Indonesia. Mr DOGAN has held senior managerial positions at luxury hotels in Spain, Dubai and China before he joined the Group.

Vice President

Mr Cetin SEKERCIOGLU, aged 46, since joining the Group in 1994, he has held general manager posts in Singapore, Bangkok (where he was also area manager), China, Malaysia and Indonesia. He began his 25-year hospitality industry career in food and beverage, with posts in his native Turkey, Hong Kong, USA, Switzerland, France and UK.

Vice President

Mr Lothar NESSMANN, aged 47, was formerly general manager of Shangri-La's Far Eastern Plaza Hotel, Taipei from 2001 to 2004. Previously, he was general manager/area director of operations for Rotana Hotels, Suites & Resorts, based in Abu Dhabi, for three years. From 1993 to 1998, he held general manager/resident manager positions with Traders Hotel, Singapore, Shangri-La's Far Eastern Plaza Hotel, Taipei and Shangri-La Hotel, Kuala Lumpur. His previous operations and food and beverage management experience included posts in Malaysia, China, Kuwait and the UK.

Vice President

Mr Kent ZHU, aged 43, was formerly vice president – marketing for the Group based in Shanghai. Previously, he was area director of marketing based at Shangri-La Hotel, Singapore. He began his career with the Group in 1998 as director of marketing at Shangri-La Hotel, Singapore. Past experience includes director of sales and marketing posts at Mandarin Oriental, Kuala Lumpur and The Pan Pacific Hotel Singapore.

Vice President

Mr Robert BORMES, aged 52, was previously area manager and general manager of Shangri-La Hotel, Guangzhou and general manager of Shangri-La Hotel, Fuzhou. Mr BORMES joined the Group in 2003 as hotel manager of Kowloon Shangri-La, Hong Kong. Previously, he spent 24 years with Westin Hotels and Resorts in senior positions in the Philippines, Korea, Taiwan and the United States.

Vice President

Mr Stephen DARLING, aged 51, is responsible for the development and expansion of the Shangri-La brand in North America, including the opening of Shangri-La's first property in Vancouver, Canada in 2008, where he will also assume the post of general manager. Mr DARLING previously held general manager positions at The Westin Grand, Vancouver from 1999 to 2004 and the formerly Shangri-La-managed Pacific Palisades Hotel from 1989 to 1999. Mr DARLING received the Pinnacle Award for Canadian Hotelier of the Year in 2001, was past chair of Tourism Vancouver and co-chair of Vancouver's winning Yes! 2010 Olympic team.

Company Secretary

Ms KO Sau Lai, aged 46, joined the Kuok Group in 1986. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.









Management Discussion and Analysis



hangri-La Hotel, Kuala Lumpur

1. Operations Review

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments

The Group's turnover from operations is derived principally from its hotels. It has a dominant presence in the luxury segment of the hotel market in Asia, especially in Mainland China. Nearly all the Group's owned hotels benefited from the continuing robust travel demand from both leisure and business travel. Overall weighted average annual occupancy of the hotels owned by the subsidiaries and associates remained constant at 73% while weighted average room yield ("RevPAR") and room rates increased by 14% and 15%, respectively.

The performance of the Group's investment properties in Mainland China from which the Group derives the majority of its property rentals, continues to improve generally.

Revenues

For the year ended 31 December

	Combined Revenue by Trade				
	2006		2005		
	US$ million	%	US$ million	%	% Change
Hotel Operation	1,318.5	83%	1,132.8	82%	16%
Hotel Management	20.8	1%	16.5	1%	26%
Property Rentals	247.4	16%	230.4	17%	7%
Total	1,586.7	100%	1,379.7	100%	15%

Breakdown of Sales

For the year ended 31 December

	Subsidiaries			Associates		
	2006 US$ Million	2005 US$ Million	% Change	**2006 US$ Million**	2005 US$ Million	% Change
Hotel Operation						
The People's Republic of China						
Hong Kong	**212.5**	181.9	17%	**1.4**	–	NM
Mainland China	**319.5**	253.5	26%	**271.2**	252.7	7%
Singapore	**130.0**	110.6	18%	**29.3**	23.1	27%
The Philippines	**124.0**	104.0	19%	**–**	–	N/A
Malaysia	**86.2**	70.6	22%	**24.4**	21.7	12%
Thailand	**53.5**	48.4	10%	**–**	–	N/A
Fiji	**29.0**	32.1	(10%)	**–**	–	N/A
Indonesia	**–**	–	N/A	**31.4**	28.4	11%
Myanmar	**6.1**	5.8	5%	**–**	–	N/A
	960.8	806.9	19%	**357.7**	325.9	10%
Hotel Management	**20.8**	16.5	26%	**–**	–	N/A
Hotels Sub-total:	**981.6**	823.4	19%	**357.7**	325.9	10%
Property Rentals						
The People's Republic of China						
Mainland China	**7.2**	6.2	16%	**217.2**	201.3	8%
Singapore	**9.3**	8.5	9%	**8.9**	8.7	3%
Malaysia	**4.0**	3.1	29%	**–**	1.8	NM
Thailand	**0.8**	0.8	(3%)	**–**	–	N/A
Properties Sub-total:	**21.3**	18.6	14%	**226.1**	211.8	7%
Total	**1,002.9**	842.0	19%	**583.8**	537.7	9%

Notes: (i) Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

(ii) In May 2005, the Group disposed its entire shareholding in an associate which owned a commercial and office complex in Johor Bahru, Malaysia.

N/A Not Applicable

NM Not Meaningful

(a) Revenue

Hotel Operations

As at 31 December 2006, the Group has equity interest in 37 operating hotels with 19,385 guest rooms owned by its subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Novotel Century Harbourview, Hong Kong (the "Novotel"). It also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya .

The key performance indicators of the Group's hotels on a combined basis are as follows:

	2006			2005		
Country	**Occupancy (%)**	**Weighted Average Transient Room Rate (US$)**	**RevPAR (US$)**	Occupancy (%)	Weighted Average Transient Room Rate (US$)	RevPAR (US$)
The People's Republic of China						
Hong Kong	**81**	**273**	**216**	76	248	188
Mainland China	**70**	**126**	**87**	72	112	78
Singapore	**81**	**154**	**123**	81	123	98
The Philippines	**77**	**125**	**102**	77	110	85
Malaysia	**74**	**88**	**65**	73	74	54
Thailand	**76**	**131**	**97**	79	117	89
Fiji	**71**	**155**	**108**	75	143	124
Indonesia	**55**	**109**	**54**	51	103	48
Myanmar	**52**	**35**	**18**	47	34	15

Key performance indicators of the Group on a combined basis for the last 5 years:

	Full Year				
Weighted average	**2006**	2005	2004	2003	2002
Occupancy (%)	**73**	73	71	55	63
Transient Room Rate (US$)	**135**	117	102	90	91
RevPAR (US$)	**96**	84	73	52	58

Notes: (i) The RevPAR of hotels under renovation have been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for 2006 for hotels in Hong Kong and Malaysia include the Novotel and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. The Group acquired a 30% equity interest in the Novotel in September 2006. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. Performance indicators for the hotel in Fiji in 2005 have excluded Fiji Mocambo, Nadi which has been disposed by the Group in December 2005. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

Overall, combined room rentals increased by 17% to US$723.9 million while combined food and beverage revenue increased by 16% to US$504.6 million.

The People's Republic of China ("PRC")

Hong Kong

Hong Kong is the Group's second most important contributor both in terms of revenues and profits. Room rates continued to increase from 2005 with the two Shangri-La hotels enjoying a weighted average increase of 14% in room rates while average occupancies increased by 4 percentage points. RevPAR of the Island Shangri-La, Hong Kong and the Kowloon Shangri-La, Hong Kong increased by 16% and 20%, respectively. Going forward, the continuing strong demand from commercial travelers and the general shortage of rooms inventory in the five-star deluxe category will provide support for further growth in RevPAR.

Consolidated revenues of the two hotels increased by 17% in 2006 with room rentals increasing by 22% and food and beverage revenues increasing by 13%.

The 274-room Novotel recorded an average occupancy rate of 91% and an average room rate of US$106 in the post acquisition period. Benefiting from the rapidly growing travel market as arrivals from Mainland China under the Individual Travel Scheme continue to increase, the Group is optimistic that the performance of this hotel will continue to show further improvement.

Mainland China

As at 31 December 2006, 48% of the Group's hotel rooms inventory was located in Mainland China. These hotels accounted for 45% of the Group's combined revenues from hotel operations. These revenues increased by 17% over 2005 with room rentals increasing by 15% and food and beverage revenues increasing by 19%. All the hotels recorded increases in the average room rate ranging from 2% at the Portman to 17% at the Kerry Centre Hotel, Beijing. However, occupancies of some hotels experienced marginal declines, pending the absorption of increased supply and/or due to increased room rates. Despite this, all the hotels recorded improvement in RevPAR, with the exception of a marginal decrease of 2% recorded by Portman. Given the continuing growth in domestic travel and international arrivals, the Group remains optimistic on the overall prospects of its hotel business in Mainland China for the foreseeable future.

Situated adjacent to the Guangzhou International Convention and Exhibition Centre and in close proximity to the Pazhou mass transit railway station, the Shangri-La Hotel, Guangzhou which comprises 704 guest rooms and 26 serviced apartments, soft-opened for business on 27 January 2007.

Phase III of the Shangri-La Hotel, Beijing which consists of 142 guest rooms soft-opened for business on 8 March 2007.

Singapore

Business at the three Singapore hotels continued to improve with combined revenues increasing by 19%. Both weighted average room rates and RevPAR increased by 25%, the highest amongst all the countries in which the Group operates. The Singapore government has initiated steps for the development of integrated resorts to further improve its position as a preferred tourist-destination. The outlook for the Group's hotels in the medium term remains very positive.

Philippines

The performance of the Group's hotels continued to improve in line with the overall positive economic indicators for the country and improved security. RevPAR and room rate increases ranged between 13% to 26% and 10% to 18%, respectively. Affected by renovation of 188 guest rooms in Shangri-La's Mactan Resort & Spa, Cebu in the first half of 2006, the hotel recorded a decline in annual occupancies by 11 percentage points while the other two hotels in Manila recorded an increase in annual occupancies of 5 to 6 percentage points.

The overall outlook for the Group's hotels remains positive.

Malaysia

The Group's hotels recorded a weighted average increase in RevPAR by 21%, mainly attributable to the significant increase in room rate of 19%. In particular, both the Golden Sands Resort, Penang and Shangri-La's Tanjung Aru Resort, Kota Kinabalu recorded an increase in RevPAR by 28% with increased leisure arrivals. The performance of the Traders Hotel, Penang was also encouraging, i.e. an increase in RevPar by 21%. Shangri-La's Rasa Sayang Resort & Spa, Penang which closed for redevelopment on 1 December 2004 re-opened on 28 September 2006 and was repositioned as a high-end resort.

The Group's hotels and resorts are expected to make good progress in 2007 as they are in a strong position to benefit from the improving trends in both the leisure and business travel markets.

Thailand

Tourist arrivals into Thailand grew well into the third quarter of 2006 by over 23%. However, the political events in September dampened this trend. Besides, room rates and revenues were adversely affected by the appreciation of the Baht as most of the hotel rates are quoted in US dollars. Despite these, weighted average room rate and RevPAR of the Shangri-La Hotel, Bangkok increased by 12% and 9%, respectively, while annual occupancies decreased marginally by 2 percentage points. The continuing political and security concerns have curtailed leisure traffic into Bangkok temporarily but the overall prospects for 2007 remain healthy.

Fiji, Indonesia and Myanmar

The performance of the resort in Fiji was adversely affected by the country's uncertain political environment. Average room rate of the resort increased by 8% while RevPAR decreased by 12%. The Shangri-La Hotel, Jakarta commenced the renovation of the guest rooms at the end of 2005 and the renovated room products have been well received with average room rates and RevPAR increasing by 5% and 11%, respectively. The performance of the Traders Hotel, Yangon continued to be adversely affected by Myanmar's political and economic environment.

Hotel Management

The hotel management arm of the Group, SLIM International Limited and its subsidiaries (the "SLIM Group"), provides technical consultation and project management services for hotels under development or renovation and hotel management and marketing services for operating hotels. The SLIM Group has hotel management and/or technical consultation and project management services contracts in respect of all the hotels in which the Group has an interest, with the exception of the Portman and the Novotel. As at 31 December 2006, it had hotel management contracts with 49 operating hotels comprising 23,576 guest rooms, including 13 hotels with 4,651 guest rooms owned by third parties. The Traders Hotel, Kuala Lumpur and the Shangri-La Hotel, Suzhou in Mainland China, both owned by third parties, opened for business on 1 July 2006 and 8 July 2006, respectively. As at the date of this report, the SLIM Group also has technical services and hotel management contracts in respect of 17 hotel projects owned by third parties.

Aided by the strong growth of the hotels' business and successful signing of new contracts, the SLIM Group recorded a 26% increase in revenues on consolidation after elimination of revenue earned from fellow subsidiaries.

In 2006, the Group signed five new hotel management contracts for hotel projects owned by third parties:

- Shangri-La Hotel, Qaryat Al Beri, Abu Dhabi (opening in mid 2007)
- Shangri-La Hotel, Tainan (opening in early 2008)
- Shangri-La's Phuket Resort and Spa, Thailand (opening in end 2008)
- Shangri-La Hotel, Miami (opening in late 2010)
- Shangri-La Hotel, Las Vegas (opening in late 2010)

In February 2007, the Group signed a management contract for a 212 rooms five-star hotel to be developed in Toronto, Canada. The hotel is expected to open for business in mid 2011.

The Group terminated the management contract of the Shangri-La Dingshan, Nanjing, Mainland China in January 2006.

Property Rentals

The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates. Average yields of commercial and office spaces in the Group's two centers in Beijing recorded increases ranging from 16% to 31% and 6% to 11%, respectively. Average yields of office space in the Group's two centers in Shanghai also recorded increases between 16% to 17%. The commercial space at the Shanghai Kerry Centre (the "SKC") recorded an increase in yields of 6% while Shanghai Centre registered a decrease of 4%. The re-enforcement of the tax rules on capital gains relating to residential properties by the government have affected property prices and rental yields in the primary cities. While yields of the serviced apartments in the China World Trade Center in Beijing recorded a marginal increase of 1%, the Beijing Kerry Centre and the SKC registered a decrease in yields of 6% and 10%, respectively. The Shangri-La Residence in Dalian recorded increase in yields of 23% with annual occupancies reaching 84%. Overall, combined revenue increased by 7% in 2006.

In Singapore, the weighted average yields of serviced apartments, commercial and office spaces increased by 12%, 5% and 8%, respectively.

In Bangkok, yields of office space remained unchanged. An increase in rental rates by 5% was neutralised by an occupancy rate decline from 94% to 89%. Yields of the serviced apartments recorded an increase of 11%.

In Kuala Lumpur, yields of commercial space and serviced apartments increased by 8% and 7%, respectively. Demand for office space has rebounded with occupancy rates increasing to 59% from 39% resulting in a yield improvement by 53%.

(b) Consolidated Profits

Consolidated profits attributable to the equity holders of the Company for 2006 increased to US$202.2 million from US$151.0 million in 2005. The financial performance reflected the combined effects of the 19% increase in consolidated turnover and 20% increase in gross profit and an increase of US$9.1 million in net income from non-operating items.

The detailed breakdown of the profit is as follows:

Consolidated Profit Attributable to Shareholders
(after tax and minority interests)
For the year ended 31 December

	2006 US$ million	2005 US$ million	% Change
Company & Subsidiaries			
Hotel Operation			
Hong Kong	**50.6**	40.4	25%
Mainland China	**52.6**	31.1	69%
Singapore	**24.7**	20.4	21%
The Philippines	**7.1**	(0.8)	NM
Malaysia	**2.4**	3.2	(27%)
Thailand	**9.5**	8.3	14%
Fiji	**4.9**	5.2	(7%)
Myanmar	**(1.2)**	(0.4)	(165%)
	150.6	107.4	40%
Property Rentals			
Mainland China	**1.7**	1.7	0%
Singapore	**3.7**	3.1	17%
Malaysia	**1.0**	0.8	18%
Thailand	**0.2**	0.2	14%
	6.6	5.8	12%
Hotel Management	**3.0**	(3.8)	NM
Associates			
Hotel Operation			
Hong Kong	**0.2**	-	NM
Mainland China	**19.7**	16.3	21%
Singapore	**1.3**	1.0	27%
Malaysia	**-**	1.2	NM
Indonesia	**-**	-	0%
	21.2	18.5	15%
Property Rentals			
Mainland China	**31.0**	27.8	11%
Singapore	**1.7**	1.8	(3%)
Malaysia	**-**	0.2	NM
	32.7	29.8	10%
Operating Profit After Tax	**214.1**	157.7	36%
Less:			
– Corporate expenses net	**(11.0)**	(10.5)	(4%)
– Pre-opening expenses and amortisation of land use rights for projects	**(11.8)**	(2.2)	(427%)
– Net finance costs on corporate bank borrowings	**(38.5)**	(30.4)	(26%)
– Interest expenses on convertible bonds	**(2.8)**	(6.7)	58%
Profit before Non-Operating Items	**150.0**	107.9	39%

	2006 US$ million	2005 US$ million	% Change
Non-Operating Items:			
– Fair value gains on investment properties	**57.7**	36.1	60%
– Realised and unrealised gains on financial assets held for trading	**18.2**	6.6	176%
– Fair value (losses)/gains on derivative financial instruments – interest-rate swap contracts	**(10.4)**	3.5	NM
– Gains on disposal of partial interest in subsidiaries	**–**	0.3	NM
– Losses on disposal of interest in associates	**–**	(2.1)	NM
– Loss arising from the implementation of the share reform scheme of an associate	**(14.7)**	–	NM
– Gain on disposal of a hotel	**–**	1.7	NM
– Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**0.7**	–	NM
– Goodwill impairment	**(1.0)**	–	NM
– Impairment loss on properties under development	**(1.5)**	–	NM
– Expenses on share options granted	**(4.4)**	(3.5)	(27%)
– Tax refund on re-investment of dividend from subsidiaries and an associate in Mainland China	**7.6**	0.5	1,566%
Total of non-operating items	**52.2**	43.1	21%
Profit attributable to shareholders of the Group	**202.2**	151.0	34%

Notes:

1. Interest expenses of operating units' bank borrowings and deferred tax provision are included in operating results.

2. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

NM: Not Meaningful

Profit after tax and before non-operating items for 2006 as compared to 2005 has been affected by the following:

(a) Net profit contribution from the subsidiaries and associates in Mainland China has included the exchange gain relating to its US dollars borrowings arising from the appreciation of the Renminbi.

(b) Net profit contribution from the three hotels in the Philippines of US$7.1 million compared to a net loss of US$0.8 million last year as US$7.2 million incremental deferred tax liabilities were provided in 2005 pursuant to an increase in the corporate income tax rate from 32% to 35%.

(c) Net profit contribution from the SLIM Group of US$3.0 million compared to a net loss of US$3.8 million last year as fee income from operating hotels increased and the Group signed new contracts for projects under development.

(c) Consolidated Net Asset Value and Gearing Ratio

As at 31 December 2006, the Group's net asset value (total equity) increased to US$2,975.3 million from last year's US$2,630.2 million largely due to the issuance of 33,314,074 new shares to holders of share options and convertible bonds who have exercised their rights, US$147,552,000 translation differences in non-monetary items credited to the exchange fluctuation reserve due to the general appreciation of Asian currencies and the Euro against the US dollar and the profits recorded during the year. The net borrowings to total equity ratio increased from 33.0% as at 31 December 2005 to 41.0% due to draw down of bank loans to fund project development.

The currency mix of the Group's total tangible assets and total liabilities as at 31 December 2006 is as follows:

	Total Tangible Assets	Total Liabilities
In Hong Kong dollars	7%	58%
In US dollars	2%	17%
In Renminbi	48%	9%
In Singapore dollars	16%	2%
In Philippine Pesos	9%	6%
In Malaysian Ringgit	8%	4%
In Thai Baht	4%	2%
In Fiji dollars	1%	1%
In other currencies	5%	1%
	100%	100%

Note: Total tangible assets included all non-current and current assets with the exception of goodwill and trademarks while total liabilities included balances of minority interests and loans from them.

Financial indicators of the Group

	2006	2005
Return on Equity [Profit attributable to equity holders of the Company/Average equity attributable to equity holders of the Company]	**7.96%**	6.93%
EBITDA (in US$'000) [Earnings before interest, tax, depreciation, amortisation and non-operating items (including losses on disposal)]	**350,424**	265,261
EBITDA Margin [EBITDA/Sales]	**34.94%**	31.50%

2. Corporate Debt and Financial Conditions

Taking advantage of the liquidity in the banking system and with a view to address its capital commitment requirements, the Group executed six unsecured bilateral Hong Kong dollars or US dollars corporate loan agreements and one Hong Kong dollars/US dollars dual currency corporate loan agreement with individual banks in 2006 in a total amount of equivalent to US$471.9 million. These loans have a maturity of 5 years with an all-inclusive cost ranging from 33 to 36 basis points over HIBOR/LIBOR. In November 2006, the Group executed a five-year unsecured loan agreement with a consortium of banks in an amount of HK$4,200 million with an all-inclusive cost of 36 basis points over HIBOR. These new loans have served to push out loan maturities, reduced the loan interest margin and have also given the Group the flexibility for shifting the currency of its borrowings from time to time considering financial market conditions. With these facilities in place, the Group prepaid by end of September 2006 all the outstanding amount under a HK$3,000 million loan agreement maturing in March 2007, which carried a higher interest rate. The Group also repaid the HK$800 million loan that matured in December 2006. Following the exercise of the conversion right by most of the convertible bondholders, the outstanding aggregate principal amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$26.1 million as at 31 December 2006. Subsequent to the year end, convertible bonds with principal amount of US$16.9 million were also converted and the outstanding principal balance reduced further to US$9.2 million at the date of this report. Unless previously redeemed, converted or purchased and cancelled, the outstanding bonds will be redeemed at 114.633 percent of their principal amount on the maturity date.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 31 December 2006 is as follows:

	Maturities of Borrowings Contracted as at 31 December 2006 Repayment				
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings					
Corporate bank loans	–	141.9	1,020.3	–	1,162.2
Project bank loans and overdrafts	42.9	20.3	297.2	–	360.4
Convertible bonds	–	–	26.7	–	26.7
Total	**42.9**	**162.2**	**1,344.2**	**–**	**1,549.3**
Undrawn but committed facilities					
Bank loans and overdrafts	**173.6**	**24.8**	**789.0**	**–**	**987.4**

As at 31 December 2006, all the above borrowings were unsecured except the bank loan of a subsidiary amounting to US$3,000 (2005: US$36,000) which was secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000 (2005: US$93,000).

The currency-mix of the borrowings and cash and bank balances as at 31 December 2006 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,113.1	20.1
In US dollars	342.5	119.6
In Renminbi	40.5	113.8
In Singapore dollars	3.3	7.1
In Philippine Pesos	–	5.9
In Malaysian Ringgit	49.9	3.6
In Thai Baht	–	41.0
In Fiji dollars	–	3.2
In Euros	–	15.3
In other currencies	–	0.6
	1,549.3	**330.2**

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit and US dollars (with the exception of the convertible bonds) are at variable rates of interest at spreads over HIBOR, Money Market Rate, Cost of Funds and SIBOR/LIBOR, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2006, of the Group's cash and bank balances, US$247.3 million (2005: US$193.4 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Myanmar, Fiji and Republic of Mongolia. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

The Group also executed guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates as at 31 December 2006, amounted to US$41.0 million (2005: US$30.4 million).

3. Treasury Policies

The treasury policies followed by the Group aim to:

(a) Minimise Interest Risk

This is accomplished in the loan re-financing and loan negotiation process. The Group closely monitors its loan portfolio and compares the interest margin under existing agreements against new offers and borrowing rates under different currencies.

During the year, the Group executed new corporate loan agreements to re-finance substantial portion of the loans drawn down under the earlier agreements which carried a higher interest rate. The Group's subsidiaries in Mainland China entered into entrusted loan agreements with a local bank under which the surplus cash of certain operating hotels amounting to Renminbi 121 million were lent to the Pudong Shangri-La, Shanghai to meet its outstanding project cost payments. Under such arrangement, the Group only needs to pay an estimated net cost of 0.41% per annum which is substantially lower than the interest spread between Renminbi deposit rate and borrowing rate.

The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR and LIBOR interest-rate swap contracts at a reasonable price. During the year, the Group has entered into new seven-year HIBOR interest-rate swap contracts for an aggregate principal amount of HK$600 million in replacement of some of the matured contracts. As at 31 December 2006, the Group had outstanding contracts for an aggregate principal amount of HK$4,460 million at fixed interest rates ranging between 4.335% and 4.63% per annum, and US$100 million at a fixed interest rate of 4.70% per annum. In January 2007, the Group contracted another seven-year HIBOR interest swap contract for a principal amount of HK$300 million. The interest cover continues through January 2014. Including the new contract executed in January 2007 and together with the convertible bonds outstanding and the Renminbi loans, the Group has fixed its interest liability on 50% of its term loans outstanding.

(b) Minimise Currency Risk

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenues (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in United States dollars. Revenues in Indonesia are also immediately converted into United States dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the continued strengthening of the Renminbi, subsidiaries in Mainland China have, to the extent allowable, contracted new bank loans in US dollars. As mentioned earlier, the Group has secured corporate bank loans in dual-currencies to provide flexibility to switch the currency in the event of relative weakness of either currency.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

4. Properties Valuations

(a) Properties values* – by Geographical Area

	2006		2005	
	US$ million	**%**	US$ million	%
The People's Republic of China				
Hong Kong	**240**	**5%**	220	6%
Mainland China	**2,365**	**51%**	1,994	51%
Singapore	**783**	**17%**	681	18%
The Philippines	**406**	**9%**	383	10%
Malaysia	**386**	**9%**	345	9%
Thailand	**155**	**3%**	127	3%
Fiji	**60**	**1%**	53	1%
France	**133**	**3%**	–	–
Indonesia	**35**	**1%**	35	1%
Myanmar	**26**	**1%**	31	1%
Maldives	**10**	**0%**	5	0%
Republic of Mongolia	**9**	**0%**	–	–
Total	**4,608**	**100%**	3,874	100%

* *Including total value of property, plant and equipment, investment properties, leasehold land and land use rights owned by subsidiaries and the effective interest share of these assets value owned by associates.*

(b) Valuation of Properties

The Group adopted the following accounting policies for its hotel properties in accordance with the Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (the "HKAS") issued by the Hong Kong Institute of Certified Public Accountants:

(1) The underlying buildings and integral plant and machinery are stated at cost less accumulated depreciation and impairment, if any, under HKAS 16 "Property, Plant and Equipment";

(2) the underlying freehold land is stated at cost less impairment, if any, under HKAS 16 "Property, Plant and Equipment" and

(3) the underlying leasehold land is stated at cost and subject to annual operating lease rental charge (amortisation of land cost) as required by HKAS 17 "Leases".

The Group's investment properties continue to be stated at fair value. All changes in the fair value of investment properties from one balance sheet date to the next will be reported in the income statement. All investment properties are stated at professional valuations carried out by the following independent firms of professional valuers as at 31 December 2006:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in Mainland China
Colliers International Consultancy & Valuation (Singapore) Pte Ltd and DTZ DebenhamTie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman	:	For properties in Malaysia

The valuations of all the investment properties made at the end of 2006 resulted in a net increase in profit of US$57.7 million after adjustment of minority interests and additional provision for deferred tax liabilities relating to the full effect of temporary differences arising from revaluation of the properties.

5. Financial Assets held for Trading – Trading Securities

The Group continued to gradually dispose of its investment portfolio in trading securities. In 2006, this disposal for US$8.8 million recorded realised gains of US$2.3 million before adjustment for minority interests (US$2.1 million after minority interests). Dividend income from trading securities of US$0.9 million before adjustment of minority interests (US$0.8 million after minority interests) was recorded.

As at 31 December 2006, the market value of the Group's investment portfolio was US$50.1 million which included an unrealised gain of US$18.8 million before adjustment of minority interests (US$16.1 million after minority interests). The investment portfolio included 10,867,055 ordinary shares in the Company with a market value of US$28.1 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such shares were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in it in late 1999. The Company had undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to parties independent of the Kuok Group. 938,000 shares in the Company owned by the above subsidiary of SHPCL were disposed on The Stock Exchange of Hong Kong Limited in 2006.

6. Acquisition

On 29 September 2006, the Group together with KPL and Kerry Holdings Limited (the controlling shareholder of the Company) completed the connected transactions in respect of the formation of a joint venture company, Expert Vision Holdings Limited ("EVHL"), for the acquisition of the entire interest in the Novotel at the acquisition cost of HK$588,380,000. The Group's effective equity interest in EVHL is 30%. Its share of the cash consideration, being the fair value of its share of the net identifiable assets at the date of acquisition, was HK$176,514,000.

7. Development Programmes

Construction work of the following hotels is progressing satisfactorily:

	Hotel Rooms	Serviced Apartments	Projected Opening
In Mainland China			
Shangri-La Hotel, Chengdu (and an office tower)	593	–	May 2007
Shangri-La Hotel, Baotou	371	–	Mid 2007
Shangri-La Hotel, Huhhot	386	–	Mid 2007
Shangri-La Hotel, Xian	397	–	Late 2007
Shangri-La Hotel, Qingdao (Phase II)	219	–	End 2007
Shangri-La Hotel, Futian	546	51	Early 2008
Shangri-La Hotel, Manzhouli	216	–	Mid 2008
Shangri-La Hotel, Ningbo	564	60	Mid 2008
Shangri-La Hotel, Wenzhou	419	–	Late 2008
Shangri-La Hotel, Guilin	430	–	Early 2009
China World Hotel, Beijing (Phase III – Mega Tower)	276	–	Late 2009

	Hotel Rooms	Serviced Apartments	Projected Opening
In other countries			
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah (Phase II)	90	–	End 2007
Shangri-La Hotel & Spa Chiangmai, Thailand	281	–	Early 2008
Shangri-La Resort & Spa, Boracay, The Philippines	219	–	Mid 2008
Shangri-La Villingili Resort & Spa, Maldives	142	–	Mid 2008
Office Tower, Ulaanbaatar, Republic of Mongolia	N/A	–	Mid 2008

The Group has also acquired land in Zhoushan, Mainland China for future hotel development. The construction of the 280-room hotel is expected to commence in the second half of 2007 with completion scheduled for late 2009.

In June 2004, the independent shareholders of the Company and KPL approved at their respective special general meetings, the entering into of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Jingan District, Shanghai in which the Group and KPL will have an interest up to a maximum of 49% and 51%, respectively. It is intended to develop a high-end composite development consisting of offices, high-end retail and two luxury hotels. In 2006, the Group and KPL have completed the joint acquisition of all the parcels of land and the Group now owns 49% interest in this project. The maximum total investment in the entire project is not expected to exceed US$700 million. Phase I of this project has commenced in late 2006 and is expected to be completed in 2011.

The architectural planning work for the deluxe, 195-room Shangri-La Hotel At London Bridge Tower under an operating lease is on-going and is scheduled to open in 2011.

Following the approval by the independent shareholders of the Company in February 2006 for the entering into of connected transactions with KPL and Allgreen Properties Limited ("AG") (both are connected persons to the Company) relating to the establishment of a joint venture company in Pudong, Shanghai to acquire a piece of prime land for a mixed-use development which is currently intended to comprise a 550-room hotel, offices, serviced suites/serviced apartments, commercial and related ancillary facilities, a joint venture company was formed in which the Group has 23.2% interest. Construction work has commenced at year end 2006 and is expected to be completed in early 2010. The total investment in the entire project is not expected to exceed US$590 million.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte at a consideration of Euros 92 million. It plans to convert it to a 118-deluxe-guestrooms Shangri-La Hotel, Paris. The architectural and mechanical engineering planning work has commenced. It is expected that the hotel will open for business in early 2009.

On 30 August 2006, the Group signed an operating lease agreement with Mori Trust Co., Ltd. for the Shangri-La Hotel, Tokyo, marking the Group's Japanese debut. Scheduled to open in early 2009, this hotel will be located in Marunouchi district, beside the Tokyo Station, the capital's only station with railway connections to all points in Japan. The deluxe. 204-room Shangri-La will occupy the top 11 floors of the 37-storey Marunouchi Trust Tower Main Building, presently under construction.

At a special general meeting held on 1 September 2006, the independent shareholders of the Company approved the connected transactions for entering into the Share Transfer Agreement and the Joint Venture Agreement with KPL and AG relating to the joint development of a site at Hedong District, Tianjin in Mainland China into a mixed–use development (including a hotel, serviced apartments, offices, residential apartments, shopping mall and ancillary facilities). Upon obtaining all the necessary approvals from the local government, the Group will transfer 49% and 31% equity interest (together with the proportionate shareholders' loans) in an indirect wholly owned subsidiary which holds the project site to KPL and AG at a total consideration of approximately US$45.4 million and US$28.7 million, respectively. The Group's 20% share of the total investment is not expected to exceed Renminbi 1,000 million (approximately US$128 million). The project will be developed in phases. Development work on the first phase is expected to commence in the second quarter of 2007 after completion of the share transfer and will be completed by end 2009.

The estimated incremental funding required directly at the corporate level and by the subsidiaries for all the new projects is currently estimated at US$1,388.7 million and will be mainly financed by existing surplus cash on hand, operating fund flows, available borrowing facilities and local project loans to be contracted. Joint venture partners will provide the balance of funds required for those developments not wholly owned by the Group.

The Group is committed to maintaining its hotels and investment properties in excellent condition to retain their competitive advantage. It will constantly assess the need to renovate or upgade their facilities and introduce new concepts. Renovations currently being undertaken by some of the Group's subsidiaries will involve capital expenditure of approximately US$64.0 million. This expenditure will be financed mainly from operating cash flows of the properties, supplemented by locally contracted short-term bank loans, where appropriate.

8. Management Contracts

In the last three years, the Group has embarked on a rapid pace of expansion by also entering into management contracts for third-party-owned hotels that do not require capital commitment. The total number of operating hotels owned by third parties under management contracts increased from 6 with 1,940 rooms as at 31 December 2003 to 13 with 4,651 rooms as at the date of this report.

In addition, the Group currently has contracts on hand for development of 17 new hotels. These represent an inventory of 6,939 rooms. The development projects are located in Abu Dhabi, Doha (Qatar), Vancouver, Chicago, Miami, Las Vegas, Toronto, Seychelles, Phuket, Bangalore (India) (3 hotels), Tainan (Taiwan), Macau (2 hotels), Dongguan and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

9. Corporate Social Responsibility

The Group has a long history of ensuring that it operates in the interests of all stakeholders. Its approach to corporate social responsibility is based on policies covering commitments to the environment, local communities, health and safety, suppliers, staff and philanthropic efforts. Activities in these areas make the Group a preferred employer, a good corporate citizen and enhance its dedication to service excellence.

The Group recognises that corporate social responsibility is increasingly an important part of its profile and is currently embarking on a two-year development strategy in this area.

A special committee, the Corporate Social Responsibility Committee, comprising senior executives from various divisions at the Group's corporate office seeks to widen the scope of the Group's support of worthy social and environmental causes.

Environmental Management

The Group's ongoing commitment to the protection of the environment is central to its activities.

Dedication to managing environmental aspects of operations has resulted in 22 hotels and resorts now having gained ISO14001 environmental management system certification. More will gain certification soon.

The Group is increasingly aware that obligations to the environment also extend to protecting biodiversity and conserving nature. Several properties have innovative programs in this area.

For example, at Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah in Kota Kinabalu, its acclaimed nature reserve is the first and only facility in Sabah to rehabilitate baby orangutans. Many have been rehabilitated and moved on to the next stage of the program for eventual release into the wild. The resort's nature interpretation centre, opened in partnership with the government, now fosters nature and wildlife education.

Shangri-La's Barr Al Jissah Resort & Spa, Sultanate of Oman has made a considerable effort to support biodiversity and conservation and has a dedicated Turtle Ranger to guide guests in the rare opportunity to observe sea turtles nesting, laying eggs and hatching on the resort's beaches.

Shangri-La's Fijian Resort, Yanuca Island's Marine Protected Area has been chosen as an International Coral Reef Action Network model site for coral reef conservation by the United Nations Environment Programme. Hotel guests and staff support several long term reef restoration and marine conservation projects.

In March 2006, the Group donated HK$4 million to The Nature Conservancy, a leading global conservation organisation founded in 1951 by leading scientists in the US. The Conservancy is now helping the Chinese government to develop a Biodiversity Conservation Blueprint for all of Mainland China – the first comprehensive and systematic assessment of biodiversity and conservation priorities in the nation's history. The Conservation Blueprint will lay a solid scientific and policy foundation for conservation work in Mainland China while helping to train the next generation of Chinese conservation science practitioners.

Community Investment

In many hotel and resort locations, a very high proportion of the hotel staff is employed from the local area with the aim of training and developing them to move into senior roles. Comprehensive internship, apprenticeship and trainee programs for the local community are in place throughout the Group.

The Group's Rasa Sentosa Resort, Singapore has embarked on an innovative program of hiring students with developmental difficulties and training them in gardening and stewarding.

Many hotel and resort employee volunteers are involved in river and beach clean-ups, blood donations, making visits to local children's hospitals and old age homes, and fundraising for local charities that focus on children and people with disabilities.

Health and Safety

The safety and security of guests, employees, the general public and property is a vital aspect of hotel operations.

In 2006, the Shangri-La Hotel, Kuala Lumpur led the way on new health and safety commitments through certification to the OHSAS 18001 occupational health and safety system to ensure a safe environment for clients, staff and business partners.

With increasing global concerns of the H5N1 virus and its potential for causing major health problems for human beings, the Group has in place a comprehensive programme of processes and training programs to improve staff awareness of the need to maintain a good overall health environment both at the workplace and at home.

The Group places a major emphasis on food safety both for guests and employees and is an industry leader in this area. Ten of the Group's hotels are now HACCP (Hazard Analysis and Critical Control Point System) certified, a food safety system standard that is one of the most sought-after accreditations in the hospitality industry. By 2008, 32 other hotels are anticipated to be awarded the certificate.

All the Group's hotels and resorts follow a stringent and comprehensive food safety management system which has been in place for more than five years and covers receiving, preparing, cooking and serving food items and safeguards against cross contamination of products. Each hotel has a qualified hygienist in its employment responsible for monitoring the implementation of food safety.

Suppliers

The Group recognizes that many social and environmental impacts are derived from activities in the supply chain and is therefore rolling out a number of programmes to ensure that suppliers share its commitments. Wherever possible, the Group sources local products for purchase in order to reduce the environmental damage caused by transportation and to support local community economic development.

Staff Commitment

The Group conducts itself as an equal opportunity employer. Salaries and benefits, including pension funds, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units.

The Group encourages each hotel and resort to implement its own set of employee initiatives, while sharing corporate values.

The Group focuses heavily on developing the skills and abilities of staff. The Group's service culture training, through its Shangri-La Care Programme, has continued to create a competitive advantage and enhance its reputation for award-winning, highly personalized service.

Philanthropy

The Group contributes to a wide range of charities worldwide. As well, its corporate charity partner is Care for Children ("CFC"), a registered charity which works in partnership with national and local governments in mainland China to introduce foster care and other strategic initiatives to enrich the lives of orphans and other children in need. This campaign has raised over HK$1 million in 2006. As CFC expands its efforts to other Asia Pacific areas, the Group will be developing additional supporting initiatives.

Individual hotels and resorts also have their own charity initiatives with many donating to local schools, orphanages and old age homes. In 2006 of the Group's hotels donated linen, furniture, blankets and televisions to various hospital day care centres and charities, as well as refurbished personal computers to low income families.

The Company is also a regular donor under the Corporate Contribution Program of The Community Chest of Hong Kong. The Company donated HK$430,000 in 2006.

The Group's subsidiaries have also teamed up with various social charitable organisation in different countries. In 2006, the Group contributed to various charities in the immediate aftermath of the nature disaster in different countries, including Australian $30,000 to the Cyclone Larry Relief Funds of Australia and Reminbi 750,000 to the Shenzhen charity body to help the victims of Typhoon Bilis.

10. Management Strategies

General

The Group is one of the leaders in the hotel market in Asia, especially in Mainland China. The Group has been committed to the Mainland China market since opening its first hotel in Hangzhou in 1984, recognising opportunities well ahead of others. Since then, it has been expanding its hotel network in the major cities. The Mainland China government has recently implemented additional series of macro-economic austerity measures (including re-enforcement of tax laws and regulations) intended to slow down the growth of certain industries, including the property sector. However, the Group has every confidence in the long-term stability and continued economic growth of the country, in the resilience of the hotel business characterised by increasing foreign arrivals and domestic and outbound travel; and that property values will continue to appreciate. Currently, the Group has equity interests in 19 hotels and manages 3 hotels in Mainland China with an inventory of 11,048 rooms. Another 14 development projects and one extension project in which the Group has equity interests are currently under the construction or planning stages. The Group will continue to identify investment opportunities and selectively enter into management contracts for third-party-owned hotels to expand its hotel coverage in the major cities and to fill the gaps in its network.

While the Group believes that strong demand from commercial travellers could provide support for further RevPAR growth for luxury hotels in Hong Kong, the Group has invested in its first mid priced business hotel in the city to tap the rapidly growing mass travel market as arrivals from Mainland China continue to increase.

The Group has already participated in a few composite developments in conjunction with KPL and/or AG. Both KPL and AG are significant property groups and have experience and expertise in developing and managing large scale high-end, mixed-use property projects. Considering the successful history of co-operation and taking into account the investment commitment and with a view to benefiting from synergies inherent in such developments, the Group considers that this mode of partnership may be adopted for large scale high-end, mixed-use property projects in future, where appropriate.

Having achieved market leadership in Asia with unique awareness and perception of the quality of its brand, the Group's strategic plan envisages the expansion of the Shangri-La brand to Europe and North America through the operation of hotels in key gateways cities, depending on individual circumstance, through equity investments, leases or management contracts. The target is to bring the total number of operating hotels under ownership and/or management to over 100 by 2012.

Prospects

The record profits for the year enjoyed by the Group was the outcome of favourable global and regional economic conditions supplemented by a stable competitive environment. In general, 2007 is expected to follow this trend, albeit at a slightly reduced pace. The pricing momentum experienced by the Group's hotels is expected to continue through 2007 giving scope to further improve operating margins. The recent amendments to the corporate income tax regime in Mainland China which take effect from 1 January 2008 will further improve profit contribution from the Group's hotels from this area. Barring any major adverse developments, the Group remains optimistic about its financial performance for 2007.

II. Marketing

Revenue Management/Global Accounts

Yield

The Group's revenue management culture which is based on the 'Ideas' automated yield management system was strengthened in 2006 and it is planned to take the successful and proven formula from selling rooms into Event management and Spa operations.

Global Accounts

The number of centrally negotiated Global Accounts has grown to above 500 in 2006 and this group, which is made up of multinational companies across a range of industries is a significant contributor to the Group's revenues.

The concept to have one contact for travel managers and the ability to negotiate corporate rates across all the Group's hotels has proven to be successful. It provides a strong platform to expand the Group's corporate business across regions and cities where the Group's customers are doing business. The Group's Global Account partners will be extremely valuable to support the strategy of extending the Group's network of hotels particularly to Europe and North America.

Online Distribution

There was a strong performance in the overall Internet channel in 2006, where growth exceeded 100% from the Group's proprietary website, Shangri-La.com, as well as from its external online travel partners.

The major factor contributing to this growth is the gradual shift of the preferred booking method from traditional means (telephone/fax) to the Internet as an outcome of the Group's efforts to promote the use of Shangri-La.com as a quicker and more convenient channel of reservations in 2006.

Shangri-La's partnership with major third party travel websites like Expedia, Travelocity, Orbitz, CTrip, etc. also saw a tremendous growth of 140% year-on-year in 2006.

Loyalty & Partner Marketing

The Group's exclusive guest recognition programme, Golden Circle, launched in August 1997, remained a strong marketing focus in 2006.

Unlike other hotel programmes, Golden Circle does not offer points and membership is by invitation only. It is a recognition-based programme that delivers a consistent high-level of individualised services and amenities to its members. The programme builds strong customer relationships and provides insights into the preferences of the Group's most valuable customers and thereby enables the maximisation of the life-time value of these members.

The year concluded with over 1 million Golden Circle members worldwide. Golden Circle members revenues accounted for more than 24% of the total guest room folio revenue for the Group.

In 2006, the Group maintained its well established relationships with 31 airlines worldwide through productive frequent flyer programme partnerships. These partnerships provide the Group with a high yield distribution channel. Special emphasis was placed to exploit the marketing potential of the customers database from a partner, given the potential business and highly targeted promotional opportunities.

Corporate Advertising

The television advertising campaign "Where will you find your Shangri-La" continued its regional run on CNN, Discovery, ESPN and BBC, as well as Mainland China and Hong Kong local television stations. This was complemented by in-flight TV display on key global airline networks.

The global print advertising campaign "Heaven & Earth" was expanded to include additional advertising creative for the Shangri-La brand and ran in key business, lifestyle and travel publications in Mainland China, Europe and North America.

With the introduction of CHI, The Spa at Shangri-La in late 2004, a supporting advertising campaign was developed and ran in premium lifestyle titles in Hong Kong and Singapore as well as regional Asia and Spa titles.

The Traders advertising campaign shared the travel secrets of the smart traveler and highlighted the brand as the smart choice for travelers looking for practicality and efficiency in a convenient location.

12. Food and Beverage Operations

Catering

The Group's catering revenue has increased by 18% from the previous year due to renovation of some of the facilities and implementation of the "We commit F&B program". The program is designed to provide Event Sales Managers tailor-made training modules, which will increase their product knowledge and equip them to take informed decisions at the customer contact point. New initiatives for 2007 will focus on the Meetings & Conventions market for large city hotels to increase both covers and revenues.

All Day Dining

The 21 renovated All Day Dining restaurants have consolidated their positioning in their respective cities and have shown improved operating profit after their renovation.

New generation of speciality restaurants and bars were launched with the opening of the Group's new Italian restaurant at the Kowloon Shangri-La, Hong Kong, which has already positioned itself as the preferred casual fine dining venue in the area as also the Blu Lobster, a causal fine dining restaurant at the Shangri-La Hotel, Beijing.

Shangri-La Hotel, Qingdao has redefined the life style of bar and entertainment concept in the city with the opening of Q bar which was voted the best bar in China.

Life Style Cuisine

A qualified nutritionist has been appointed to develop a healthy menu to cater for Shangri-La's frequent business travellers. Special dishes will be launched group-wide in early 2007.

HACCP

To ensure the highest level of food safety after Shangri-La food safety management, all hotels are required to be HACCP certified by 2008. We have currently 10 hotels certified and 32 are planning to be certified by 2008.

13. Human Resources

As at 31 December 2006, the Company and its subsidiaries had approximately 20,500 employees. The headcount of all the Group's managed hotels totaled 29,600. Salaries and benefits, including provident fund, insurance and medical cover, housing and share option schemes were maintained at competitive level. Bonuses were awarded based on individual performance as well as the financial performance of business units.

The Company has two share option schemes. Details of these two schemes are provided in the section headed "Share Options" of the Report of the Directors. As of this date, options outstanding under the two schemes are as follows:

	Executive Option Scheme			New Option Scheme		
Grant Date	1 May 1998	15 January 2000	15 January 2001	29 May 2002	28 April 2005	16 June 2006
Exercise price per option share	HK$8.26	HK$8.82	HK$8.18	HK$6.81	HK$11.60	HK$14.60
Balance as at 1 January 2006	3,686,712	3,682,900	1,494,264	2,340,000	17,820,000	–
Granted in 2006	–	–	–	–	–	7,080,000
Lapsed in 2006	–	–	–	(140,000)	(595,000)	(92,500)
Exercised in 2006	(2,221,256)	(1,996,656)	(1,026,932)	(660,000)	(2,230,000)	–
Balance as at 31 December 2006	**1,465,456**	**1,686,244**	**467,332**	**1,540,000**	**14,995,000**	**6,987,500**
Lapsed subsequent to 31 December 2006	–	–	–	–	(50,000)	(40,000)
Exercised subsequent to 31 December 2006	(327,084)	–	(252,278)	(110,000)	(401,000)	–
Balance as at 27 March 2007	1,138,372	1,686,244	215,054	1,430,000	14,544,000	6,947,500

The Group charged US$4,415,000 in its 2006 income statement for options granted in 2005 and 2006.

The Board's remuneration committee reviews matters relating to the compensation and the incentives proposed for senior management and executive directors.

People Development

The Shangri-La Academy continued to accelerate and intensify employee training in keeping with the Group's expansion. Since its opening in December 2004, it has trained about 2,000 employees through its four core certificate programs, its diploma program and its various management development programs. The Academy has also embarked on partnership programs with leading universities and polytechnics in mainland China to train about 2,000 additional supervisory level staff for its China hotels over the next three years. The establishment of this Academy is integral to the Group's effort at standardising the delivery of the Shangri-La's brand promise throughout its network of hotels worldwide.

The development of managerial staff with high potential continued under the Group's three core talent development programs – the 18-month Corporate Management Trainee Program (CMT), 12-month Corporate Executive Trainee Program (CET) and the 18-month Corporate Trainee Program (CT). To-date, a total of 70 employees have been systematically trained through these programs.

Twenty-eight of the Group's hotels' General Managers and two Corporate Officers went through Module 1 of the General Managers Program conducted by the Cornell-Nanyang Institute of Hospitality Management in Singapore. They will complete Module 2 in 2007. Thirty Resident Managers also completed the 3rd module of their Executive Development Program in Financial Management.

Proprietary Service Culture Training

The Group's service culture training, through its Shangri-La Care Program, has given the Group a competitive advantage and enhanced its reputation for award-winning highly personalised service. The Shangri-La Care Program is designed to develop a consistent style of service that will deliver the Shangri-La experience for the guests and build brand loyalty. With the completion of training of all 29,600 employees of the Group in the four modules of Shangri-La Care, the Program will undergo a revamp to ensure that contents are current, practical while taking on a more international perspective of service. All collaterals will be changed to be aligned with the brand image.

The Group continues to view the development and retention of its staff talents as a strategic imperative.

14. Information Technology

The Group is a recognised industry leader for its astute use of information technology. It pioneered the development and rollout of a distributed reservation, trilingual point of sale and sophisticated yield management systems through strategic partnerships with software vendors. These strategically co-developed applications enable the Group to deploy the IT applications across the various geographies it operates in, regardless of infrastructural or other limitations in these locations. The Group is continuing its plan to upgrade its information technology infrastructure with the aim of maximising revenue potential, improving productivity and further strengthening customer relations.

On Line Booking

The Group's proprietary bilingual web booking engine has been enhanced to allow bookings for a wider range of negotiated rates, and also offers a best rate guarantee to the bookers. The Group's Revenue Management System also covers the online bookings, thereby enhancing rate integrity across the booking channels.

The Group has also substantially completed the revamp of its website (www.shangri-la.com) to further strengthen its online brand image, and to make the online bookings process even easier. The new website is scheduled for launch in May 2007.

Sales Force Automation

The roll-out of a new Group-wide Sales Force Automation System is by and large completed. This includes the hotels as well as the Regional Sales Offices. A custom-developed Chinese enabled version is also implemented. The Sales & Catering software fully interfaces with the hotel Property Management System for the exchange of Group bookings, customer profiles and sales production data.

Other Management Systems

OPERA PMS, the new generation Property Management System, is being introduced to all new hotels. Migration of existing properties is ongoing and is targeted for completion in 2009. All key properties have been equipped with a computerised revenue management system which exchanges last available rate/room data with the Central Reservation System including on-line reservations on the Internet. This enables the Group to offer the best rate guarantee for bookings through the Internet as well as those made at the Worldwide Reservation Offices. New software solutions in the areas of Materials Management and Human Resources, and upgraded systems for Restaurant Table Management are in the process of being rolled out.

Data Warehouse

With the Data Warehousing platform, the Group is now able to deploy more analytical applications to the properties enabling them to analyse the on-book situation and develop tactical business improvement opportunities.

In the near future, the Group will be focusing on leveraging its data asset and facilitating more sophisticated use of the data like data mining projects.

Intranet

The Group has already implemented an Intranet web site to share the Group's information and to facilitate workflow and team collaboration. The Group has also launched the Best Practices application to effectively capture knowledge and expertise from the properties for sharing across the Group.

IT Staff Training

The Group emphasises training for all IT staff, covering technical as well as managerial aspects. Specific training sessions and workshops have also been organised on a regional basis. The Group has also made available a wide range of comprehensive training courses including the management program, eCornell, provided and conducted by Cornell University.

Broadband Internet Access

High speed internet access is a standard across the Group. This includes wired access in the guest rooms and wireless access in public areas. Wireless broadband access in the rooms is being rolled out as warranted in specific locations. These systems are also being continuously enhanced to improve internet access performance and security.

Information Security

Information security, especially customer data protection, remains a top priority. The Group has engaged security experts to conduct industry standard penetration tests on its internal systems to ensure they are sufficiently protected. The Systems tested include email, web-booking engine, Central Reservation System, the Shangri-La web site and the Intranet. This is now being rolled out at the properties too. New versions of Anti-Virus, Anti-Spyware and Anti-Spam software have been deployed Groupwide which provide centralised management ability to ensure comprehensive protection for the whole Group.

Business Continuity Plan

A Groupwide business continuity plan had been implemented. This includes revamped operating procedures, formation of crisis management teams, greater emphasis on vital service redundancy, additional data protection measures and an enhanced understanding of the measures needed to quickly recover the operations from disaster situations.

All hotels have completed a disaster recovery drill to validate the effectiveness of the business continuity plan.

Future-Proof Guest Rooms

The Group has enhanced the design guide for guest rooms incorporating future proof technologies in the areas of Broadband Internet access, communication and entertainment services, etc.

15. Energy & Utility Cost Saving Initiatives

Environmental Initiatives and Practices

The Group, a founding member of the Asia Pacific Hotels Environmental Initiative, has historically been an industry leader in environment-friendly initiatives and practices. In accordance with the Group's Environmental Policy, all Shangri-La and Traders hotels have "Green Programmes" to identify ways to reduce wastage and eradicate practices that could damage the environment.

The Group is aware of the seriousness of Global Warming crisis and has made its unwavering commitment to this challenge. The best practices include actions to reduce emissions and energy usage, energy conservation equipments for new capital expenditure planning and comprehensive upgrade of design guides to ensure a high level of energy efficiency for new projects. A senior executive committee has set up to review the effort and progress made in each property.

A wide range of initiatives are now in place spanning new projects, renovations, retrofits and hotel operation:

These include:

New Projects

Careful evaluation of design options and concepts to ensure selection of system designs that provide energy efficient and flexible operating solutions while ensuring a high standard of guest comfort.

Solutions include:

(a) Rain water harvesting to reduce operating costs in our resorts particularly where the alternative using reverse osmosis plant is energy intensive.

(b) Use of high efficiency sewage treatment, chiller and desalination plant (Operational savings 40 to 50% compared to conventional plant normally used).

(c) Installation of constant flow constant pressure water saving devices to selected hotel areas. Use of proximity sensors for taps to reduce consumption.

(d) Hot water production using solar panels or heat pumps. For the latter, utilizing the available free cooling from the pumps for pre-cooling of fresh air to selected areas thereby reducing overall cooling loads for chillers.

(e) Improvements in building envelope design to reduce heat loss or heat gain as well as air infiltration.

(f) Use of guestroom electronic control systems to improve operational efficiency and reduce energy consumption.

(g) Energy recovery systems for boiler condensate, chiller cooling systems or power generators.

(h) Use of high efficiency lighting including compact fluorescent lamps, discharge lighting and LED lighting.

(i) Use of LED signage system.

Retrofitting of Energy Saving in Existing Hotels

(j) Replacement programme of low efficiency chillers with new environmentally friendly high efficiency chillers with ROI starting at 14 months.

Incorporating variable speed drives and computerized chiller operation optimisation plant as warranted.

(k) Upgrading of desalination plant and sewage treatment plant allowing improved production and quality while reducing utility consumption between 40 to 50% in Shangri-La's Mactan Resort & Spa, Cebu.

(l) Progressively retrofitting of solar hot water system, heat pumps, fitting wet back boilers, condensate recovery systems, variable speed fans, variable speed pumping systems, high efficiency motors, all based on attractive rate of return calculations.

(m) Retrofitting electrical metering hot and cold water metering, gas metering to quantify actual consumption for internal profit and cost centers.

(n) Modify existing sewage treatment plant using Sequenced Batch Reactor resulting in reducing in energy cost approximately 50%.

Hotel Operation Utility Consumption Initiatives

(o) A major initiative is the progressive introduction of a computerized management system that permits:

- benchmarking of utility costs and energy usage for all internal "costs" and "profit" centers.

- the monitoring and measurement of Best Practices developed for each hotel and each profit and cost center, including benchmarking.

- quantifying of the various categories of maintenance for each profit and cost center (routine maintenance, breakdown maintenance and unwarranted breakages).

All of these will be linked to performance of each profit and cost center, allowing benchmarking, setting of performance goals and linking this to a desired reward system.


Shangri-La Hospitality



Corporate Governance Report

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board of Directors (the "Board") believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it aligns with generally acceptable practices and standards.

During the year, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules"), except that the Company has not appointed a chief executive officer since Mr Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. The Board therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board, this is a function already performed by Mr KUOK Khoon Loong, Edward as the Chairman of the Board. The Board considers that this structure will not impair the balance of power and authority between the Board and the Management.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr ANGELINI, being an Executive Director of the Company, reports to the Board on the Group's affairs. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

The Board of Directors

The Board is accountable to the shareholders for leading the Group in a responsible and effective manner. The current Board comprises 4 Executive Directors, 5 Non-Executive Directors (including one Alternate Director) and 3 Independent Non-Executive Directors (with at least one of the Independent Non-Executive Directors having appropriate professional qualifications or accounting or related financial management expertise), whose biographical details and relationship between members of the Board are set out on pages 36 to 39. The Board has a majority of Non-Executive Directors, thereby improving management control and ensuring that the Board takes into account the interests of all shareholders.

As mentioned above, the Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. At the Board meetings, the Directors actively participate and hold informed discussions. The Board held four meetings in 2006 and meetings attended by each of the Directors during the year 2006 were as follows:

Name of Director	Meetings attended/ eligible to attend
Executive Directors	
Mr KUOK Khoon Loong, Edward (Chairman)	4/4
Mr LUI Man Shing	4/4
(elected as Deputy Chairman on 27 March 2007)	
Mr Giovanni ANGELINI	4/4
Mr NG Si Fong, Alan	4/4
Mr YE Longfei (resigned on 27 March 2007)	3/4
Non-Executive Directors	
Madam KUOK Oon Kwong	4/4
Mr HO Kian Guan	4/4
Mr LEE Yong Sun	3/4
Mr Roberto V. ONGPIN	3/4
Mr Alexander Reid HAMILTON*	4/4
Mr Timothy David DATTELS*	2/4
Mr WONG Kai Man* (appointed on 1 July 2006)	2/2
Mr TOW Heng Tan* (resigned on 1 July 2006)	2/2

* *Independent Non-Executive Directors*

To facilitate the decision-making process, the Directors have unrestricted access to the management to make enquiries and obtain further information, when required. In addition, all Directors have unrestricted access to the advice and services of the Company Secretary to ensure that the Board procedures and all applicable rules and regulations are followed. The Board has adopted the procedures for the Directors to obtain independent professional advice at the Company's expense.

Minutes of the Board meetings kept by the Company Secretary are sent to the Directors for records and are open for inspection by the Directors.

The Company has arranged appropriate insurance cover for the Directors.

The Board has appointed Board committees to oversee particular aspects of the Company's affairs. Each Board committee is appointed with written terms of reference. However, certain matters are reserved to the full Board for decision including matters relating to the following:

- constitution and share capital
- corporate objectives and strategy
- corporate policies relating to securities transactions by Directors and senior management
- interim and annual results
- interim and annual reports
- budgets
- significant investments
- major financings, borrowings and guarantees
- corporate governance and internal controls
- risk management
- major acquisitions and disposals
- material contracts
- board members, auditors and employees
- any other significant matters that will affect the operations of the Group as a whole

The day-to-day running of the Company is delegated to the management, with divisional heads responsible for different aspects of the business.

Directors' Appointment, Re-election and Removal

The Company has not established a nomination committee. The Board as a whole is responsible for approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company.

The Board has adopted the procedures for appointment of new Directors to ensure that the Board consists of members with the range of skills and qualities to meet its principal responsibilities in a way which ensures that the interests of shareholders are protected and promoted and the requirements of the HK Listing Rules are complied with. The procedures and criteria to select candidates are as follows:

1. The Company Secretary shall forthwith inform the Board as soon as the number of Directors (executive or non-executive) falls below the minimum required by the HK Listing Rules or the Company's Bye-Laws or if there are unfilled positions in any Board committees required to be constituted by the HK Listing Rules.

2. The Board identifies the need for a new Director based on whether or not the Company has an appropriate number of Directors to allow for effective decision-making.

3. The Board identifies potential candidates who may fill the role. Potential candidates should:

   a. complement the existing Board composition to ensure that there is an appropriate mix of Directors with different abilities and experiences;

   b. have the required skills, knowledge and expertise to add value to the Board; and

   c. be able to commit the necessary time to their position.

4. Suitable candidate(s) are appointed in accordance with the Company's Bye-Laws and the HK Listing Rules. All Directors should be appointed subject to re-election and to the HK Listing Rules, the Company's Bye-Laws and laws concerning removal of a Director.

All Non-Executive Directors are appointed for a term commencing from the date of their last re-election as Directors at the special general meeting or annual general meeting ("AGM") of the Company until the earlier of (a) the third year after their last re-election or (b) the third AGM after their last re-election. The Non-Executive Directors are subject to the retirement provision in accordance with the Company's Bye-Laws. Under the Company's Bye-Laws, every Director is subject to retirement no later than the third AGM after he/she was last elected or re-elected. Besides, one-third of the Directors shall retire from office at each AGM. The retiring Directors shall be eligible for re-election.

Independence of Independent Non-Executive Directors

The Board has received from each of the Independent Non-Executive Directors confirmation of his independence according to the guidelines set out in Rule 3.13 of the HK Listing Rules. The Board is of the view that all Independent Non-Executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and for their participation in the Board committees.

Remuneration Committee

A Remuneration Committee was set up on 17 October 1997 to make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration. The Committee comprises three members including the Chairman and two Independent Non-Executive Directors. The current Committee members are Messrs KUOK Khoon Loong, Edward (who acts as chairman of the Committee), Alexander Reid HAMILTON and WONG Kai Man (who was appointed on 1 July 2006). The Remuneration Committee met one time in 2006 and meeting attended by each of the members during the year 2006 was as follows:

Name of Member	Meeting attended/ eligible to attend
Mr KUOK Khoon Loong, Edward	1/1
Mr Alexander Reid HAMILTON	1/1
Mr TOW Heng Tan (resigned on 1 July 2006)	1/1

The Remuneration Committee assessed the performance of the Executive Directors in the context of the financial performance of the Group and its development strategy in the medium term. In approving the terms of remuneration of the Executive Directors, including the grant of share options, the Committee considered the financial results of the Group, its growth plans, the competitive environment in the hotel industry for obtaining competent management talent and the need to adequately reward outstanding performances.

The terms of reference of the Remuneration Committee are available in the Group's corporate website (www.shangri-la.com).

Directors' Remuneration

The remuneration for the Executive Directors comprises salary, annual bonus, pensions, housing and annual leave fare for expatriate Executive Directors. Salaries are reviewed annually. Salary increases are made where the Remuneration Committee believes that adjustments are appropriate to reflect performance, contribution, increased responsibilities and/or by reference to market/sector trends. In addition to salary, Executive Directors and employees of the Company and its subsidiaries are eligible to receive a discretionary bonus taking into consideration factors such as market conditions as well as corporate and individual performances. In order to attract, retain and motivate executives and key employees serving any member of the Group or other persons contributing to the Group, the Company has instituted share option schemes. Such incentive schemes enable the eligible persons to obtain an ownership interest in the Company and thus will motivate them to optimise their contributions to the Group.

The Directors' emoluments paid or payable to the Directors during the year are set out on an individual and named basis, in Note 28 to the financial statements of this Annual Report and details of the share option schemes are set out in the Report of the Directors.

Audit Committee

The Company set up an Audit Committee on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The current Committee members are Messrs Alexander Reid HAMILTON (who acts as chairman of the Committee), HO Kian Guan and WONG Kai Man (who was appointed on 1 July 2006). The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The main duties of the Audit Committee include, inter alia, the following:

(i) reviewing the half-year and annual financial statements before they are submitted to the Board for approval;

(ii) making recommendations to the Board on, the appointment, reappointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor;

(iii) reviewing and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards;

(iv) reviewing and monitoring the integrity of the interim and annual financial statements, reports of the Company, and reviewing significant financial reporting judgements contained in them, before submission to the Board;

(v) reviewing the Company's financial controls, internal control and risk management systems;

(vi) reviewing the Group's financial and accounting policies and practices;

(vii) reviewing the internal audit programme, ensuring co-ordination between the internal and external auditors, and reviewing and monitoring the effectiveness of the internal audit function.

The Audit Committee met four times in 2006 and meetings attended by each of the members during the year 2006 were as follows:

Name of Member	Meetings attended/ eligible to attend
Mr Alexander Reid HAMILTON	4/4
Mr HO Kian Guan	4/4
Mr WONG Kai Man (appointed on 1 July 2006)	2/2
Mr TOW Heng Tan (resigned on 1 July 2006)	2/2

Special meetings may be convened at the discretion of the chairman of the Committee to review significant control or financial issues.

The Audit Committee focussed on the review of the Group's financial controls and in particular the conduct of the internal audit at various operational units in the Group. They recommended the appointment and remuneration payable to the Company's external auditor and satisfied themselves on the external auditor's independence and objectivity. They also reviewed the half yearly and annual financial statements before these were submitted to the Board for approval and in the context of the new accounting and financial reporting standards issued by the Hong Kong Institute of Certified Public Accountants, they reviewed the compliance of these new standards by the Group.

In addition, the Committee also reviewed the reports issued by the internal audit team and discussed the risk and internal control of the Group.

The terms of reference of the Audit Committee are available at the Group's corporate website.

Financial Reporting

The Directors acknowledge their responsibility for the preparation of the financial statements of the Group. In preparing the financial statements, the generally accepted accounting standards in Hong Kong have been adopted, appropriate accounting policies have been used and applied consistently, and reasonable and prudent judgements and estimates have been made.

The Board is not aware of any material uncertainties relating to events or conditions which may cast significant doubt over the Group's ability to continue as a going concern. Accordingly, the Board has continued to adopt the going concern basis in preparing the financial statements.

The statement of the auditor of the Company about its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on page 117.

Internal Control

The Board has overall responsibility for maintaining sound and effective internal control system of the Group. Internal control policies and procedures are designed to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives. Internal financial systems also allow the Board to monitor the Group's overall financial position, to protect the Group's assets and to mitigate against material financial misstatement or loss. Through the Audit Committee of the Company, the Board has conducted reviews of the effectiveness of the system of internal control of the Company and its subsidiaries. The reviews cover all material controls, including financial, operational and compliance controls and risk management functions.

Internal Audit

The Board also monitors its internal financial control systems through management reviews and a programme of internal audits. The internal audit team reviews the major operational and financial systems of the Group on a continuing basis and aims to cover all major operations within every division on a rotational basis. The scope of its review and the audit programme is determined and approved by the Audit Committee at the beginning of each financial year in conjunction with the external auditors. The internal audit function reports directly to the Audit Committee and submits regular reports for its review in accordance with the approved programme.

External Auditors

The Company's external auditor is PricewaterhouseCoopers, Hong Kong.

During the year, PricewaterhouseCoopers, Hong Kong and its other member firms provided the following audit and non-audit services to the Group:

Services	Fees charged
	US$ '000
Audit services (including interim review)	509
Non-audit services	
(a) Tax services	43
(b) Other advisory services	8

Total fees for audit services provided by other external auditors to the subsidiaries of the Group were approximately US$353,000.

PricewaterhouseCoopers, Hong Kong will retire and offer itself for re-appointment at the AGM of the Company to be held in May 2007.

Investor Relations

The Board and senior management recognise their responsibility to look after the interests of the shareholders of the Company.

With a view to developing and maintaining continuing good relations with the Group's shareholders and investors, various communication channels have been established.

The Company reports on its financial and operating performance to shareholders through interim and annual reports. At the AGM, shareholders can raise any questions relating to the performance and future direction of the Company with the Directors.

In addition, press conferences and analysts briefings are held at least twice a year subsequent to the interim and final results announcements at which the Executive Directors are available to answer queries on the Group. Shareholders and investors may visit our website for up-to-date financial and other information about the Group and its activities.

As at 31 December 2006, sufficient shares of the Company were on public float as required by the HK Listing Rules.

Securities Transactions by Directors

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Directors' Securities Dealing Code").

The Directors who had securities transactions in the Company's shares during the year had informed the Chairman of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Directors' Securities Dealing Code. Interests in the Company's shares and share options held by the Directors as at 31 December 2006 are set out in the Report of the Directors section of this Annual Report.

The Company has made specific enquiry of all the Directors who confirmed compliance with the required standard set out in the Directors' Securities Dealing Code throughout the year.

Securities Transactions by Relevant Employees

The Board has adopted the Model Code for Securities Transactions by Relevant Employees (the "Employees' Securities Dealing Code") setting out the guidelines for relevant employees (the "Relevant Employees") in respect of their dealings in the securities of the Company.

The Relevant Employees who had securities transactions in the Company's shares during the year had informed the Chairman or the Chief Financial Officer of their intention of dealing prior to the transactions and provided the Company with details of the transactions thereafter in compliance with the Employees' Securities Dealing Code.

The Company has made specific enquiry of all the Relevant Employees who confirmed compliance with the required standard set out in the Employees' Securities Dealing Code throughout the year.



Chairman's Statement



Shangri-La's Rasa Sayang Resort & Spa, Penang

On behalf of the Board, I present the fourteenth Annual Report of Shangri-La Asia Limited.

General

The Group has a dominant presence in the luxury segment of the hotel market in Asia, especially in Mainland China. The buoyant market conditions have helped the Group's hotels to increase achieved average room rates and room yields.

The performance of the Group's investment properties in Mainland China from which the Group derives the majority of its property rentals, continues to improve generally.

Results

The consolidated profit attributable to equity holders for the year ended 31 December 2006 was US$202.2 million (earnings per share US7.97 cents) compared to US$151.0 million (earnings per share US6.14 cents) for the year 2005.

The record profits for the year enjoyed by the Group was the outcome of favourable global and regional economic conditions supplemented by a stable competitive environment.

As detailed in the Management Discussion and Analysis section, net operating profit before non-operating items increased from US$107.9 million in 2005 to US$150.0 million in 2006. In addition, there was a net credit from non-operating items in 2006 of US$52.2 million compared to US$43.1 million in 2005.

Dividends

The Board recommends a final dividend of HK10 cents per share. With the interim dividend of HK13 cents per share paid in October 2006, the total dividend for 2006 is HK23 cents per share.

Development Programmes

Development work on the Group's projects both within and outside Mainland China is progressing satisfactorily.

Shangri-La's Rasa Sayang Resort & Spa, Penang which closed for redevelopment on 1 December 2004 reopened on 28 September 2006 and was repositioned as a high-end resort. On 27 January 2007, the 704-rooms Shangri-La Hotel, Guangzhou soft-opened for business. Phase III of the Shangri-La Hotel, Beijing which consists of 142 guest rooms soft-opened for business on 8 March 2007.

There are 14 hotel development projects and 1 extension project currently underway in Mainland China (including a 219-rooms extension to the Shangri-La Hotel, Qingdao). Five projects will be completed before end of 2007 and the rest are expected to open for business progressively between early 2008 through mid 2011. In addition, the Group has 7 development projects (including Paris and Tokyo) and 1 hotel extension project outside of Mainland China. These will open for business between end 2007 through 2011.

In January 2006, the Group acquired the entire interest in the historic palace of Prince Roland Bonaparte which it plans to convert into a 118-deluxe-guestrooms Shangri-La Hotel, Paris by early 2009.

In August 2006, the Group signed an operating lease agreement for the Shangri-La Hotel, Tokyo, marking the Group's Japanese debut. The deluxe, 204-room Shangri-La will be opened for business in early 2009.

In September 2006, the Group acquired 30% equity interest in the Novotel Century Harbourview, Hong Kong, its first mid priced business hotel in the city to tap the rapidly growing mass travel market.

Management Contracts

In the last three years, the Group has embarked on a rapid pace of expansion by also entering into management contracts for third-party-owned hotels that do not require capital commitment. The total number of operating hotels owned by third parties under management contracts increased from 6 with 1,940 rooms as at 31 December 2003 to 13 with 4,651 rooms as at the date of this report.

In addition, the Group currently has contracts on hand for development of 17 new hotels. These represent an inventory of 6,939 rooms. The development projects are located in Abu Dhabi, Doha (Qatar), Vancouver, Chicago, Miami, Las Vegas, Toronto, Seychelles, Phuket, Bangalore (India) (3 hotels), Tainan (Taiwan), Macau (2 hotels), Dongguan and Urumqi (all in Mainland China).

The Group continues to review proposals it receives for management opportunities and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

Corporate Debt & Financial Conditions

The Group executed six unsecured bilateral Hong Kong dollars or US dollars corporate loan agreements and one Hong Kong dollars/US dollars dual currency corporate loan agreement with individual banks in 2006 in a total amount of equivalent to US$471.9 million. These loans have a maturity of 5 years with an all-inclusive cost ranging from 33 to 36 basis points over HIBOR/LIBOR. In November 2006, the Group executed a five-year unsecured loan agreement with a consortium of banks in an amount of HK$4,200 million with an all-inclusive cost of 36 basis points over HIBOR. With these facilities in place, the Group prepaid by end of September 2006 all the outstanding amount under a HK$3,000 million loan agreement maturing in March 2007, which carried a higher interest rate. The Group also repaid the HK$800 million loan that matured in December 2006. As at 31 December 2006, the Group has undrawn but committed borrowing facilities of US$987.4 million.

Following the exercise of the conversion right by most of the convertible bondholders, the outstanding aggregate principal amount of the zero coupon guaranteed convertible bonds due March 2009 with an initial conversion price of HK$9.25 per share of the Company (subject to adjustment) reduced to US$9.2 million at the date of this report. Unless previously redeemed, converted or purchased and cancelled, the outstanding bonds will be redeemed at 114.633 percent of their principal amount on the maturity date.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

Prospects

In general, 2007 is expected to follow this trend, albeit at a slightly reduced pace. The pricing momentum experienced by the Group's hotels is expected to continue through 2007 giving scope to further improve operating margins. The recent amendments to the corporate income tax regime in Mainland China which take effect from 1 January 2008 will further improve profit contribution from the Group's hotels from this area. Barring any major adverse developments, the Group remains optimistic about its financial performance for 2007.

Acknowledgement

Mr YE Longfei retired from the Board on 27 March 2007. Mr YE was appointed as an Executive Director of the Company in December 1997 and was elected as the Chairman of the Company from October 2000 to August 2003. He acted as Deputy Chairman of the Company thereafter.

On behalf of the Board, I would like to thank Mr YE for his invaluable guidance and contribution to the Group.



KUOK Khoon Loong, Edward
Chairman

Hong Kong, 27 March 2007



Shangri-La Hotel, Singapore



Report of the Directors

The Directors submit their report together with the audited financial statements for the year ended 31 December 2006.

Principal Activities and Geographical Analysis of Operations

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associates are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in Note 5 to the financial statements.

Results and Appropriations

The results for the year are set out in the consolidated income statement on page 120.

The Board has declared an interim dividend of HK13 cents per share for the year.

The details of dividends paid and proposed during the year are set out in Note 34 to the financial statements.

Reserves

The movements in reserves during the year are set out in Notes 17 and 18 to the financial statements.

Donations

Charitable donations and other donations made by the Group during the year amounted to US$654,000.

Fixed Assets

The details of movements in fixed assets during the year are set out in Notes 6 and 7 to the financial statements.

Principal Properties

The details of the principal hotel properties and investment properties are set out in Notes 40 and 41 to the financial statements respectively.

Share Capital

The details of share capital are set out in Note 17 to the financial statements.

Subsidiaries and Associates

The details of the Company's principal subsidiaries and associates are set out in Note 39 to the financial statements.

Particulars of Bank Loans, Overdrafts and Convertible Bonds

The particulars of bank loans, overdrafts and convertible bonds as at 31 December 2006 are set out in Notes 19 and 20 to the financial statements respectively.

Results, Assets and Liabilities

The results, assets and liabilities of the Group for the last five financial years are set out on page 200.

Directors

The Directors who held office during the year and up to the date of this report were:

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr LUI Man Shing *(elected as Deputy Chairman on 27 March 2007)*
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
+ Mr Alexander Reid HAMILTON
+ Mr WONG Kai Man *(appointed on 1 July 2006)*
+ Mr Timothy David DATTELS
# Mr HO Kian Hock *(Alternate to Mr HO Kian Guan)*
Mr YE Longfei *(resigned on 27 March 2007)*
+ Mr TOW Heng Tan *(resigned on 1 July 2006)*

Non-Executive Directors
+ *Independent Non-Executive Directors*

Messrs Giovanni ANGELINI, HO Kian Guan, Roberto V. ONGPIN and Timothy David DATTELS retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2006, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

				Number of Shares Held				
Name of Company	Name of Director	Class of Shares	Personal Interests (*Note 1*)	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 31 December 2006
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	460,000	–	–	–	460,000	0.02%
	Mr LUI Man Shing	Ordinary	450,000	–	–	–	450,000	0.02%
	Mr Giovanni ANGELINI	Ordinary	100,000	–	–	–	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 (*Note 2*)	108,673 (*Note 3*)	–	452,063	0.02%
	Mr HO Kian Guan	Ordinary	317,475	–	105,451,160 (*Note 4*)	–	105,768,635	4.13%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	–	–	105,451,160 (*Note 4*)	–	105,451,160	4.12%
(ii) Associated Corporation								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	–	–	10,000 (*Note 3*)	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	–	–	–	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the spouse of the relevant Director.

3. These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

4. 68,850,329 shares were held through companies which were controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,165,848 shares were held through a company which was controlled as to 25.00% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   3,890,942 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.64% and 6.80% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 31 December 2006, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the section headed "Share Options" of this report.

Save as mentioned above, as at 31 December 2006, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

Directors' Interests in Contracts

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the HK Listing Rules, the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/were appointed as Directors to represent the interests of the Company and/or the Group:

(i) Madam KUOK Oon Kwong is a Non-Executive Director of Allgreen Properties Limited ("Allgreen"), a company listed on the SGX-ST.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL"), a wholly-owned subsidiary of the Company, also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;
- the serviced apartment business is an ancillary part of SHL's hotel business;
- the Group's hotel business is effectively marketed on the strength of Shangri-La International Hotel Management Limited's ("SLIM's") renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services;
- SHL's serviced apartment business is effectively marketed on the strength of SLIM's renowned and high-quality services; and
- Madam KUOK Oon Kwong is only a Non-Executive Director of Allgreen.

(ii) Messrs HO Kian Guan and HO Kian Hock are substantial shareholders and Directors of the company which holds River View Hotel, Singapore. Messrs HO Kian Guan and HO Kian Hock are substantial shareholders of the company which holds Holiday Inn Riverside Wuhan (the "Holiday Inn Holding Company"). Mr HO Kian Guan is a Director of the Holiday Inn Holding Company.

While such businesses may compete with the Group's hotel businesses in Singapore and Wuhan, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the hotels operated by the Group and those by the Directors with competing interests are targeting different segments or groups of customers in the market and the differentiation of the clientele segments is based on a combination of factors, such as the geographical locations of the hotels, the breadth of services and amenities available, the positioning of the hotels in the local market, the level of room rates, the size and scale of the hotel and the guest recognition program; and/or
- the Group's hotel business is effectively marketed on the strength of SLIM's renowned position in the hotel industry worldwide built on its strong brands, brand recognition and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

Share Options

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give Executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, HKSE amended the requirements for share option schemes under the HK Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons [Note 1] to optimise their future contributions to the Company, its Subsidiaries [Note 2] and Associates [Note 2], and Invested Entities [Note 2] (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Enlarged Group, and additionally in the case of Executives [Note 2], to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in the general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 177,693,491 Shares (representing approximately 6.89% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one percent of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.

The exercise price for any particular option shall be such price as the Board of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a-day on which HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;

   (b) a Director or proposed Director (including an Independent Non-Executive Director) of any member of the Enlarged Group;

   (c) a direct or indirect shareholder of any member of the Enlarged Group;

   (d) a supplier of goods or services to any member of the Enlarged Group;

   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;

   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;

   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;

   (h) any person approved by the shareholders of the Company; and

   (i) an Associate of any of the foregoing persons.

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.

Details of the outstanding option shares as at 31 December 2006 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr Giovanni	15 January 2000	I	266,505	–	–	–	(266,505)	–	–	8.82	15 January 2001 - 14 January 2010
ANGELINI	15 January 2000	II	266,505	–	–	–	(266,505)	–	–	8.82	15 January 2002 - 14 January 2010
Mr YE Longfei	15 January 2001	I	339,606	–	–	–	(339,606)	–	–	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	339,606	–	–	–	(260,394)	–	79,212	8.18	15 January 2003 - 14 January 2011
2. Continuous	1 May 1998	I	261,252	–	–	–	(58,056)	–	203,196	8.26	1 May 1999 - 30 April 2008
Contract	1 May 1998	II	261,252	–	–	–	(58,056)	–	203,196	8.26	1 May 2000 - 30 April 2008
Employees	1 May 1998	III	261,252	–	–	–	(58,056)	–	203,196	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	591,157	–	–	–	(193,822)	–	397,335	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	698,045	–	–	–	(300,714)	–	397,331	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	194,062	–	–	–	(67,922)	–	126,140	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	194,058	–	–	–	(67,920)	–	126,138	8.18	15 January 2003 - 14 January 2011
3. Other	1 May 1998	I	783,758	–	–	–	(527,802)	–	255,956	8.26	1 May 1999 - 30 April 2008
Participants	1 May 1998	II	784,040	–	–	–	(484,084)	–	299,956	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	1,335,158	–	–	–	(1,035,202)	–	299,956	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	930,346			–	(484,556)	–	445,790	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	930,342	–	–	–	(484,554)	–	445,788	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	213,467	–	–	–	(145,545)	–	67,922	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	213,465	–	–	–	(145,545)	–	67,920	8.18	15 January 2003 - 14 January 2011
Total:			**8,863,876**	**–**	**–**	**–**	**(5,244,844)**	**–**	**3,619,032**		

Details of the outstanding option shares as at 31 December 2006 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr KUOK	28 April 2005	I	250,000	–	–	–	(230,000)	–	20,000	11.60	28 April 2006 - 27 April 2015
Khoon Loong,	28 April 2005	II	250,000	–	–	–	–	–	250,000	11.60	28 April 2007 - 27 April 2015
Edward	16 June 2006	I	–	100,000	–	–	–	–	100,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	100,000	–	–	–	–	100,000	14.60	16 June 2008 - 15 June 2016
Mr LUI Man	29 May 2002	I	150,000	–	–	–	(150,000)	–	–	6.81	29 May 2003 - 28 May 2012
Shing	29 May 2002	II	150,000	–	–	–	(150,000)	–	–	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	150,000	–	–	–	(150,000)	–	–	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	60,000	–	–	–	–	60,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	60,000	–	–	–	–	60,000	14.60	16 June 2008 - 15 June 2016
Mr Giovanni	28 April 2005	I	500,000	–	–	–	–	–	500,000	11.60	28 April 2006 - 27 April 2015
ANGELINI	28 April 2005	II	500,000	–	–	–	–	–	500,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	100,000	–	–	–	–	100,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	100,000	–	–	–	–	100,000	14.60	16 June 2008 - 15 June 2016
Mr NG Si Fong,	29 May 2002	I	60,000	–	–	–	–	–	60,000	6.81	29 May 2003 - 28 May 2012
Alan	29 May 2002	II	60,000	–	–	–	–	–	60,000	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	150,000	–	–	–	–	–	150,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	50,000	–	–	–	–	50,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	50,000	–	–	–	–	50,000	14.60	16 June 2008 - 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Exercisable Period
1. Directors *(Continued)*											
Madam KUOK Oon Kwong	28 April 2005	I	150,000	–	–	–	–	–	150,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	150,000	–	–	–	–	–	150,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	60,000	–	–	–	–	60,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	60,000	–	–	–	–	60,000	14.60	16 June 2008 - 15 June 2016
Mr HO Kian Guan	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	30,000	–	–	–	–	30,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	30,000	–	–	–	–	30,000	14.60	16 June 2008 - 15 June 2016
Mr LEE Yong Sun	29 May 2002	I	75,000	–	–	–	(75,000)	–	–	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	75,000	–	–	–	(75,000)	–	–	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	75,000	–	–	–	(75,000)	–	–	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	30,000	–	–	–	–	30,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	30,000	–	–	–	–	30,000	14.60	16 June 2008 - 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	30,000	–	–	–	–	30,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	30,000	–	–	–	–	30,000	14.60	16 June 2008 - 15 June 2016
Mr Alexander Reid HAMILTON	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	30,000	–	–	–	–	30,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	30,000	–	–	–	–	30,000	14.60	16 June 2008 - 15 June 2016

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Exercisable Period
I. Directors *(Continued)*											
Mr Timothy	28 April 2005	I	75,000	–	–	–	–	–	75,000	11.60	28 April 2006 - 27 April 2015
David	28 April 2005	II	75,000	–	–	–	–	–	75,000	11.60	28 April 2007 - 27 April 2015
DATTELS	16 June 2006	I	–	30,000	–	–	–	–	30,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	30,000	–	–	–	–	30,000	14.60	16 June 2008 - 15 June 2016
Mr YE Longfei	29 May 2002	II	150,000	–	–	–	(150,000)	–	–	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	250,000	–	–	–	–	–	250,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	250,000	–	–	–	–	–	250,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	100,000	–	–	–	–	100,000	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	100,000	–	–	–	–	100,000	14.60	16 June 2008 - 15 June 2016
Mr TOW Heng	28 April 2005	I	75,000	–	–	–	–	(75,000)	–	11.60	28 April 2006 - 27 April 2015
Tan *(Note 4)*	28 April 2005	II	75,000	–	–	–	–	(75,000)	–	11.60	28 April 2007 - 27 April 2015

	Date of grant	Tranche	No. of option shares held as at 1 January 2006	No. of option shares granted during the year (Notes 1, 2)	Transfer from other category during the year	Transfer to other category during the year	No. of option shares exercised during the year (Note 3)	No. of option shares lapsed during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Exercisable Period
2. Continuous Contract Employees	29 May 2002	I	619,500	–	–	(160,000)	(30,000)	(40,000)	389,500	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	540,500	–	–	(200,000)	(30,000)	(40,000)	270,500	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	6,440,000	–	–	(375,000)	(1,600,000)	(155,000)	4,310,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	6,440,000	–	–	(425,000)	–	(230,000)	5,785,000	11.60	28 April 2007 - 27 April 2015
	16 June 2006	I	–	2,672,500	–	(167,500)	–	(27,500)	2,477,500	14.60	16 June 2007 - 15 June 2016
	16 June 2006	II	–	2,672,500	–	(130,000)	–	(65,000)	2,477,500	14.60	16 June 2008 - 15 June 2016
3. Other Participants	29 May 2002	I	245,000	–	160,000	–	–	(30,000)	375,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	215,000	–	200,000	–	–	(30,000)	385,000	6.81	29 May 2004 - 28 May 2012
	28 April 2005	I	570,000	–	275,000	–	(175,000)	(30,000)	640,000	11.60	28 April 2006 - 27 April 2015
	28 April 2005	II	570,000	–	275,000	–	–	(30,000)	815,000	11.60	28 April 2007 - 27 April 2015
	28 April 2005	I	–	–	100,000	–	–	–	100,000	11.60	28 April 2006 – 30 June 2007
	28 April 2005	II	–	–	100,000	–	–	–	100,000	11.60	28 April 2007 – 30 June 2007
	28 April 2005	II	–	–	50,000	–	–	–	50,000	11.60	28 April 2007 - 2 May 2008
	16 June 2006	I	–	247,500	130,000	–	–	–	377,500	14.60	16 June 2007 - 15 June 2016
	16 June 2006	I	–	–	37,500	–	–	–	37,500	14.60	16 June 2007 - 30 June 2007
	16 June 2006	II	–	247,500	130,000	–	–	–	377,500	14.60	16 June 2008 - 15 June 2016
Total:			**20,160,000**	**7,080,000**	**1,457,500**	**(1,457,500)**	**(2,890,000)**	**(827,500)**	**23,522,500**		

Notes:

1. The closing price per share of the shares trading on the HKSE on 15 June 2006 (i.e. the business day immediately before the grant on 16 June 2006) was HK$14.

2. Please refer to Note 2.25 and Note 17 of the consolidated financial statements included in this report for the accounting policy adopted for the share options and the fair value of the options.

3. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$15.46.

4. Mr TOW Heng Tan resigned as Director of the Company with effect from 1 July 2006. The options granted to Mr TOW has lapsed following his resignation on 1 July 2006.

5. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

6. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year and subsequent to 31 December 2006 and up to the date of this report.

7. Options on 90,000 shares were lapsed under the New Option Scheme and no options were lapsed under the Executive Option Scheme subsequent to 31 December 2006 and up to the date of this report.

8. Options on 579,362 shares were exercised under the Executive Option Scheme and options on 511,000 shares were exercised under the New Option Scheme subsequent to 31 December 2006 and up to the date of this report.

Directors' Rights to Acquire Shares or Debentures

As at 31 December 2006, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Connected Transactions

During the financial year ended 31 December 2006 and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons. These transactions are considered to be connected transactions under the HK Listing Rules. Details of these transactions are as follows:

1. On 13 April 2004, the Company entered into with Kerry Properties Limited ("KPL"), a subsidiary of Kerry Group Limited ("KGL") which is a substantial shareholder of the Company, a Master Agreement relating to the joint acquisition, ownership and development of certain sites in Jingan District, Shanghai in which the Group will have a 48.5% interest and up to a maximum of 49% interest. Such transaction constituted a discloseable and connected transaction of the Company and was approved by the independent shareholders of the Company at the Special General Meeting held on 29 June 2004.

   Pursuant to the Master Agreement, Kerry Shanghai (Jingan Nanli) Ltd ("KSJN"), a wholly owned subsidiary of the Group disposed 50.5% equity interest out of its 99% holding in Shanghai Ji Xiang Properties Co., Ltd. ("SJXP") to a wholly owned subsidiary of KPL in December 2005. KSJN has also acquired 49% equity interest in each of Shanghai Jin Ci Hou Properties Company Limited ("SJC") and Shanghai Ming Cheng Real Estate Development Co., Ltd. ("SMC") and provided additional proportionate equity and shareholder's loans to SJC and SMC in 2005.

   Pursuant to the Master Agreement, the Group acquired 0.5% equity interest in SJXP in 2006 for a total consideration of US$670,000. After such acquisition, KSJN owned 49% equity interest in SJXP. KSJN contributed additional proportionate equity of US$11,270,000 to SJXP and paid US$2,475,000 to acquire its proportionate share of 49% interest in a piece of land assigned to SJXP and for provision of working capital to SJXP. The Group and KPL have completed the joint acquisition of all the parcel of lands pursuant to the Master Agreement.

   KSJN also contributed additional proportionate equity of US$12,250,000 and shareholder's loan of HK$121,030,000 (equivalent US$15,617,000) to SJC in 2006. Details of shareholder's loans granted by KSJN are provided under Notes iv, v and vi.

2. Kerry Shanghai (Pudong) Ltd. ("KSPL"), an indirect wholly owned subsidiary of the Company, entered into a joint venture contract on 9 October 2005 with an indirect wholly owned subsidiary of KPL, a wholly owned subsidiary of Allgreen Properties Limited ("Allgreen"), (collectively referred to as the "Parties") and an independent third party; and a funding agreement on 30 November 2005 with the Parties relating to the establishment of a joint venture company to undertake a property development project in Pudong, Shanghai in which the Group has 23.2% interest. KPL is a connected person of the Company. Allgreen's subsidiary is a substantial shareholder of a subsidiary of the Company and therefore, Allgreen is a connected person to the Company at the subsidiaries' level. Such transactions constituted connected transactions of the Company and were approved by the independent shareholders of the Company at the Special General Meeting held on 17 February 2006. The joint venture company was incorporated in May 2006 and KSPL has contributed proportional equity of US$37,863,000 to the joint venture company.

3. On 20 April 2006, Lion Strength Limited ("Lion Strength"), an indirect wholly owned subsidiary of the Company, entered into a loan agreement with Shangri-La Mongolia Limited ("S'La Mongolia"), a company owned as to 60% by Lion Strength and 40% by MCS Tower LLC ("MCS"), whereby Lion Strength agreed to grant a proportionate shareholders' loan of up to US$10,536,000 in aggregate to S'La Mongolia at an interest rate of six-month LIBOR rate for US$ plus 1% per annum and such loan will be repayable on 20 April 2009. S'La Mongolia is considered a connected person of the Company by virtue of its being an associate of MCS (a substantial shareholder of S'La Mongolia which is a subsidiary of the Company and hence, MCS is a connected person of the Company). MCS is also an associate of a Director of S'La Mongolia. The entering into of such loan agreement constituted a connected transaction of financial assistance for the Company. In 2006, Lion Strength has granted a proportionate shareholder's loan of US$3,721,000 to S'La Mongolia pursuant to the loan agreement.

4. *On 1 June 2006, Kerry (Tianjin) Ltd ("KTL"), an indirect wholly owned* subsidiary of the Company entered into a share transfer agreement and a joint venture contract with an indirect wholly owned subsidiary of KPL and a wholly owned subsidiary of Allgreen for the undertaking of a property development project in Hedong District, Tianjin, through Tianjin Kerry Real Estate Development Co., Ltd. ("TKRED"). TKRED is currently an indirect wholly owned subsidiary of the Company and owned a plot of land in Tianjin. Pursuant to the share transfer agreement, KTL will transfer its 49% interest in the registered capital of TKRED to the subsidiary of KPL at a consideration of RMB313,138,000 (equivalent US$39,142,000) together with proportionate shareholders' loans at a consideration of US$6,215,000. KTL will also transfer its 31% interest in the registered capital in TKRED to the subsidiary of Allgreen at a consideration of RMB198,108,000 (equivalent US$24,763,000) together with proportionate shareholders' loans at a consideration of US$3,932,000. *Such transactions constituted connected transactions of* the Company and were approved by the independent shareholders of the Company at the Special General Meeting held on 1 September 2006. The transactions have not been completed as at 31 December 2006 as certain governmental approvals are still pending.

5. On 31 July 2006, Cuscaden Properties Pte Ltd ("CPPL"), Shangri-La Hotel Limited ("SHL"), Hasfield Holdings Pte Ltd ("Hasfield") and Allgreen entered into a deed of subordination with DBS Bank Ltd. ("DBS") relating to the subordination of their proportionate shareholders' loans to all amounts owing or payable from CPPL to DBS or arising out of the loan facility of up to an aggregate principal of S$100,000,000 (equivalent US$63,091,000) granted by DBS to CPPL under a facility agreement dated 31 July 2006. CPPL is owned as to 30% by SHL (an indirect wholly owned subsidiary of the Company), 14.6% by Hasfield (which is 73.61% indirectly owned by the Company) and 55.4% by Allgreen. CPPL is a connected person of the Company by virtue of its being a substantial shareholder of a subsidiary of the Company. The execution of the deed of subordination constituted a connected transaction of the Company. Pursuant to the subordination arrangement, an amount of S$22,300,000 (equivalent US$14,069,000) of the shareholder's loan owed by CPPL to the Group has been subordinated to the amount owed by CPPL to DBS.

6. On 26 September 2006, Seanoble Assets Limited ("Seanoble"), a wholly owned subsidiary of the Company, entered into a sale and purchase agreement with an indirect wholly owned subsidiary of KPL and Kerry Holdings Limited ("KHL") in respect of the formation of a joint venture for the acquisition through Expert Vision Holdings Limited ("EVHL") of the property located at No. 508 Queen's Road West, Hong Kong to be operated as a hotel at an acquisition cost of HK$588,380,000 (equivalent US$75,920,000) in which the Group will have 30% interest. Upon completion of the sale and purchase agreement on 29 September 2006, Seanoble acquired 30% equity interest together with proportionate shareholder's loans at a total consideration of HK$18,263,000 (equivalent US$2,356,000) from KPL. Seanoble also entered into a shareholders' agreement with the other shareholders and provided additional proportionate shareholder's loan of HK$165,842,000 (equivalent US$21,399,000) pursuant to such agreement. KPL and KHL are connected persons of the Company by virtue of KPL being a subsidiary of KHL and KHL is a substantial shareholder of the Company. Accordingly, the entering into of the agreements constituted connected transactions of the Company.

7. On 9 August 2006, the Company executed a guarantee in favour of Bank of China, Beijing Branch ("BOC") guaranteeing the repayment of 23.75% of the monies (up to US$10,212,500) owed by Beijing Jia Ao Real Estate Development Co., Ltd. ("Beijing Jia Ao") (in which the Company has an indirect 23.75% interest and which is a 71.25% owned subsidiary of KPL) to BOC under the loan facility of US$43,000,000 made available by BOC to Beijing Jia Ao (the "Facility"), and the related interests and expenses. The Facility was granted to Beijing Jia Ao for financing the repayment of shareholders' loans advanced to Beijing Jia Ao.

8. Unsecured shareholders' loans and guarantees

The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2006 and 2005 are listed below:

(A) Unsecured shareholders' loans [i]

	Loan balance 2006 US$'000	Loan balance 2005 US$'000
a. Non–wholly owned subsidiaries		
– Traders Yangon Company Limited		
: interest bearing portion [ii]	**35,090**	35,472
: non-interest bearing portion	**34,021**	34,021
– Shangri-La Yangon Company Limited		
: interest bearing portion [ii]	**1,992**	1,992
: non-interest bearing portion	**23,732**	23,732
– Traders Square Company Limited		
: non-interest bearing	**4,406**	4,406
– Shangri-La Mongolia Limited		
: interest bearing [iii]	**3,706**	–

	Loan balance 2006 US$'000	Loan balance 2005 US$'000
b. Associates		
– Cuscaden Properties Pte Ltd ("CPPL")		
: interest bearing at 1.25%	**34,547**	32,012
– Shanghai Ji Xiang Properties Co., Ltd. ("SJXP")		
: non–interest bearing [iv]	**336**	336
– Shanghai Ming Cheng Real Estate Development Co., Ltd. ("SMC")		
: interest bearing at 6-month HIBOR + 2% per annum [v]	**4,110**	4,110
– Shanghai Jin Ci Hou Properties Company Limited ("SJC")		
: interest bearing at 6-month HIBOR + 2% per annum [vi]	**15,617**	–
– Expert Vision Holdings Limited ("EVHL")		
: non–interest bearing [vii]	**23,755**	–
c. Investee company		
– P.T. Saripuri Permai Hotel		
: non-interest bearing	**950**	1,030

(B) Guarantees executed in favour of banks for securing bank loans/ facilities granted [viii]

	Amount of guarantees given	
	2006	2005
	US$'000	US$'000
Associates		
– CPPL [ix]	–	10,886
– Beijing Jia Ao [x]	**12,136**	5,558
– Beijing Kerry Centre Hotel Co., Ltd. ("BKC") [x]	**1,021**	2,874
– Shanghai Xin Ci Hou Properties Co., Ltd. ("SXCHP") [xi]	**9,261**	12,008

Notes:

i. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Note ii below) remain unchanged as at year end of 2006.

ii. Under a supplemental agreement, the loan interest rate has been changed from 5% per annum to 2.5% per annum commencing 1 April 2002.

iii. The loan was granted pursuant to a shareholder loan agreement dated 20 April 2006 between Lion Strength, 100% indirectly owned by the Company, and S'La Mongolia. The maximum amount of loan to be granted by Lion Strength under such facility is US$10,536,000. The loan is unsecured, bearing interest at 6-month LIBOR plus 1% per annum and wholly repayable on 20 April 2009.

iv. The proportionate shareholder's loan was granted by KSJN to SJXP.

v. The loan was granted pursuant to a shareholder loan agreement dated 1 December 2005 between, inter alia, SMC, 49% indirectly owned by the Company, and KSJN. The maximum amount of loan to be granted by KSJN under such facility is HK$34,153,000. The loan is unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

vi. The loan was granted pursuant to a shareholder loan agreement dated 8 December 2005 between, inter alia, SJC, 49% indirectly owned by the Company, and KSJN. The maximum amount of loan to be granted by KSJN under such facility is HK$245,000,000. The loan is unsecured, bearing interest at 6-month HIBOR plus 2% per annum and wholly repayable on 31 December 2015.

vii. The proportionate shareholder's loan was granted by Seanoble to EVHL pursuant to the shareholders' agreement dated 29 September 2006. The loan is unsecured, non-interest bearing and has no fixed terms of repayment.

viii. The amount of guarantees disclosed is stated with reference to the utilised bank loans/facilities balance.

ix. The guarantee provided for securing certain banking facilities granted in 2001 and outstanding as at 31 December 2005 was terminated in 2006 following the maturity of the banking facilities.

x. The guarantees were provided to a bank for securing loan facilities granted to Beijing Jia Ao and BKC in 2004 (the "2004 Guarantees") and for securing loan facility granted to Beijing Jia Ao during the year of 2006 (the "2006 Guarantee"). Please refer to 2004 annual report for details of the 2004 Guarantees provided. Terms of such financial assistance remain unchanged as at year end of 2006. Details of the 2006 Guarantee are stated in item 7 above.

xi. Please refer to 2005 annual report for details of the guarantees provided. Terms of such financial assistance remain unchanged as at year end of 2006.

Continuing Connected Transactions

During the financial year ended 31 December 2006, there were continuing connected transactions of the Group in effect as set out below:

1. On 28 January 1995, the Company entered into a discloseable and connected transaction to acquire various hotel interests from certain parties, including connected persons of the Company. Included in these hotel interests are (i) Shangri-La's Edsa Plaza Hotel, Manila (now known as Edsa Shangri-La, Manila) ("Edsa Shangri-La Hotel"), and (ii) Shangri-La's Mactan Resort & Spa, Cebu ("Mactan Resort"). Edsa Shangri-La Hotel is built on land leased from Shangri-La Properties Inc. (now known as EDSA Properties Holdings Inc. ("EPHI")) (an associate of KPL) under a 25 years lease commencing in 1992, with an option to renew the lease for a further term of 25 years. Upon expiration of the further term, EPHI agrees to grant to Edsa Shangri-La Hotel & Resort, Inc. a new lease term of 25 years subject to the prevailing Philippine laws. Mactan Resort is built on land leased from Brown Swallow Development Corporation ("BSDC") and Green Mangrove Realty Inc. ("GMRI") (both of which are associates of KGL and of the spouse of a past director of a wholly owned subsidiary of the Company) under a 25 years lease commencing in 1990, with an option to renew the lease for an additional 25 years. Further information regarding these leases are set out in the Company's circular dated 13 February 1995.

   EPHI, BSDC and GMRI are connected persons of the Company by virtue of their being associates of KGL, a substantial shareholder of the Company, and/or a family member of a past director of the Company's subsidiary. Accordingly these leases constitute continuing connected transactions of the Company under the HK Listing Rules.

   For the year ended 31 December 2006, an aggregate amount of US$1,352,000 (2005: US$1,052,000) was paid to EPHI and an aggregate amount of US$1,149,000 (2005: US$1,090,000) was paid to BSDC and GMRI.

2. Shangri-La International Hotel Management Limited ("SLIM") and its fellow subsidiaries provided hotel management, marketing, communication and reservation services ("Hotel Management Services") to five hotels/clubs which are owned by certain connected persons of the Company (as set out in the table below) pursuant to hotel management, marketing and related agreements entered into between various SLIM entities and the relevant connected persons of the Company. SLIM is an indirect wholly owned subsidiary of the Company.

CPPL is the owner of Traders Hotel, Singapore. CPPL is owned as to 55.4% by Allgreen and as to 40.75% by the Group. As CPPL is a substantial shareholder of a subsidiary of the Company, both CPPL and Allgreen (being the holding company of CPPL) are regarded as connected persons of the Company at the subsidaries' level under the HK Listing Rules.

Traders Yangon Company Limited ("TYCL") is the owner of Traders Hotel, Yangon. TYCL is owned as to 11.76% by Kuok (Singapore) Limited ("KSL"), as to 11.76% by Jenko Properties Limited ("JPL") and as to 59.16% by the Group. KSL is a substantial shareholder of certain subsidiaries of the Company and is regarded as a connected person of the Company at the subsidaries' level. JPL is an indirect wholly owned subsidiary of KGL, a substantial shareholder of the Company, and is regarded as a connected person of the Company at the issuer's level. By virtue of the interest of JPL in TYCL (a 59.16% indirect owned subsidiary of the Company), TYCL is also regarded as a connected person of the Company.

P.T. Saripuri Permai Hotel ("PTSPH") is the owner of Shangri-La Hotel, Surabaya. PTSPH is indirectly owned as to 30% by KGL and is an associate of the Company's substantial shareholder. Hence, PTSPH is regarded as a connected person of the Company under the HK Listing Rules.

Beijing Kerry Centre Hotel Co., Ltd. ("BKC") is the owner of The Kerry Centre Hotel, Beijing. BKC is a connected person of the Company by virtue of its being a subsidiary of KPL which, in turn, is a subsidiary of KGL, a substantial shareholder of the Company.

Aberdeen Marina Holdings Limited ("AMHL") is the owner of Aberdeen Marina Club, Hong Kong. It is an indirect 79.17% owned subsidiary of KGL and is regarded as a connected person of the Company by virtue of its being a subsidiary of the substantial shareholder of the Company.

Accordingly, the provision of the Hotel Management Services by SLIM and its fellow subsidiaries to those hotels/clubs as described above constitutes continuing connected transactions of the Company under the HK Listing Rules.

Details of these transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by SLIM and its fellow subsidiaries for the year ended 31 December 2006 (US$)	2005 (US$)
Traders Hotel, Singapore	Principal agreement signed on 1 March 1994. Various related agreements signed on various dates in 1994.	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	CPPL	1,262,000	939,000
Traders Hotel, Yangon	24 June 1995	Management Agreement, Marketing and Reservations Agreement and Licence Agreements	TYCL	217,000	206,000
Shangri-La Hotel, Surabaya	27 October 1994	Management Agreement, Marketing and Reservations Agreement and Licence Agreement	PTSPH	532,000	468,000
The Kerry Centre Hotel, Beijing	30 June 1998	Management and Marketing Services Agreement	BKC	1,857,000	1,684,000
Aberdeen Marina Club, Hong Kong	20 February 1993	Operators Agreement	AMHL	228,000	190,000

3. Central Laundry Pte Ltd ("CLPL"), a 75% owned subsidiary of the Company in Singapore, operates a commercial laundry. The other 25% of CLPL is owned by CPPL which is, in turn, 55.4% owned by Allgreen and 40.75% owned by the Group.

As CPPL is a substantial shareholder of CLPL, both CPPL and Allgreen are regarded as connected persons of the Company at the subsidiaries' level. Accordingly, the provision of commercial laundry services by CLPL to those properties owned by CPPL and Allgreen pursuant to the Master Agreements signed between CLPL and the relevant entities owning or operating those properties constitutes continuing connected transactions of the Company under the HK Listing Rules.

Details of the transactions are set out below:

Name of property	Date of transaction	Nature of agreement	Counterparty	Aggregate amount received by CLPL for the year ended 31 December	
				2006 (US$)	2005 (US$)
Great World Serviced Apartments#	(a) 15 October 1997 and (b) 16 October 1997, in each case, as supplemented by the Supplemental Agreement dated 15 April 2005	Master Agreement for laundry services	(a) Great World Serviced Apartments and (b) Worldwide Apartment Services Pte Ltd	276,000	250,000
Traders Hotel, Singapore##	1 April 1995, as supplemented by the Supplemental Agreement dated 15 April 2005	Master Agreement for laundry services	Traders Hotel, Singapore	728,000	660,000

\# *Owned by a member of the Allgreen group*

\## *Owned by CPPL*

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the likely and potentially achievable occupancy and utilisation projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possibility of Asian currencies appreciating against the US Dollar if the Chinese Renminbi were to be revalued, the Company has set the following annual caps for each of the years ending respectively 31 December 2005, 2006 and 2007:

Property	1/1/2005 to 31/12/2005 (US$)	1/1/2006 to 31/12/2006 (US$)	1/1/2007 to 31/12/2007 (US$)
Great World Serviced Apartments	300,000	400,000	510,000
Traders Hotel, Singapore	900,000	1,200,000	1,600,000

4. On 27 June 2005, Addu Investments Private Limited ("AIPL"), which is 70% indirectly owned by the Company and 30% owned by the Government of the Republic of Maldives (the "Maldivian Government"), entered into a lease agreement (the "Lease") with the Maldivian Government for the lease of the whole of an island located in Villingili, Addu Atoll, Republic of Maldives (the "Island") for 25 years. The Lease was entered into to enable AIPL to construct, develop, own and operate a luxury tourist resort on the Island (the "Resort"). The Maldivian Government is a connected person of the Company by virtue of its being a substantial shareholder of AIPL. Hence, the execution of the Lease constitutes a non-exempt continuing connected transaction of the Company under the HK Listing Rules.

   During the first ten years of the term of the Lease, starting from the date of commencement of the operation of the Resort or 18 months from the date of approval by all the relevant Maldivian Government departments of all detailed drawings, designs and work plan with respect to the Resort, whichever is the earlier, annual rent shall be paid as agreed between the parties with reference to the number of beds available in the Resort. The annual rent payable on a per bed basis has been agreed between the parties. In accordance with the method of calculation as set out in the Lease and with reference to the anticipated number of beds to be built in the Resort, the amount of annual rent payable during the first ten years of the Lease is expected to be less than US$4,050,000. The annual rent for the second ten years and the annual rent for the last five years of the Lease shall be determined by the Maldivian Government, in consultation with AIPL, six months prior to the commencement of the respective periods. In determining the annual rent for the subsequent periods, the Maldivian Government shall take into account the factors as mentioned in the Lease. The annual rent shall be paid upon commencement of operation of the Resort by quarterly installments in advance before the commencement of the quarter for which such payment is due. Accordingly, no lease rental was paid for the years ended 31 December 2005 and 2006.

The continuing connected transactions mentioned in (1) to (4) above have been reviewed by the Independent Non-Executive Directors of the Company. The Independent Non-Executive Directors of the Company have confirmed that the transactions have been entered into:

a. in the ordinary and usual course of business of the Company;

b. either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties;

c. in accordance with the relevant agreements governing such transactions; and

d. on terms which are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Based on the work performed, the auditor has confirmed that:

A. In relation to the transactions set out in (1) to (4) above, the transactions:

   a. have received the approval of the Company's Board of Directors;

   b. involving the provision of goods and services by the Group, are in accordance with the pricing policies of the Group; and

   c. have been entered into in accordance with the relevant agreements governing the transactions.

B. In relation to the transactions set out in (3) and (4) above, the transactions have not exceeded the relevant annual caps.

Substantial Interests in the Share Capital of the Company

As at 31 December 2006, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 31 December 2006
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,263,073,372	49.32%
Kerry Holdings Limited ("KHL") *(Notes 1 and 2)*	Beneficial owner	63,414,628	49.32%
	Interest of controlled corporations	1,199,658,744	
Caninco Investments Limited *(Notes 2 and 3)*	Beneficial owner	479,424,818	22.48%
	Interest of a controlled corporation	96,330,633	
Paruni Limited *(Notes 2 and 3)*	Beneficial owner	270,596,554	10.58%
	Interest of a controlled corporation	420,665	
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	239,302,975	9.35%
JP Morgan Chase & Co. *(Note 4)*	Beneficial owner	92,000	5.08%
	Investment manager	42,460,575	
	Lending pool	87,457,925	

Notes:

1. Out of KHL's corporate interest in 1,199,658,744 shares, 1,174,194,166 shares were held through its wholly-owned subsidiaries, 13,659,523 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 11,805,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. The total interests in 130,010,500 shares held by JP Morgan Chase & Co. include the derivative interests in 15,022,650 underlying shares.

Save as mentioned above, as at 31 December 2006, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year and up to the date of this report, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

Service Contracts

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming AGM.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major Customers and Suppliers

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the HK Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company.

Remuneration Committee

A Remuneration Committee of the Board was set up on 17 October 1997. The Committee currently comprises three members including the Chairman and two Independent Non-Executive Directors. The Committee acts in accordance with written terms of reference. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr Alexander Reid HAMILTON and Mr WONG Kai Man.

Audit Committee

The Company set up an Audit Committee of the Board on 25 August 1998. The Committee comprises three Non-Executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr WONG Kai Man. The Committee reviewed the Group's 2006 audited financial statements before they were tabled for the Board's review and approval.

Auditor

The financial statements have been audited by PricewaterhouseCoopers who retires and, being eligible, offers itself for re-appointment.

On behalf of the Board



KUOK Khoon Loong, Edward
Director



LUI Man Shing
Director

Hong Kong, 27 March 2007

Introducing Shangri-La in Europe, North America and Tokyo

New Hotels

2008	Shangri-La Hotel, Vancouver
2009	Shangri-La Hotel, Paris
2009	Shangri-La Hotel, Chicago
2009	Shangri-La Hotel, Tokyo
2010	Shangri-La Hotel, Miami
2011	Shangri-La Hotel At London Bridge Tower, London
2011	Shangri-La Hotel, Toronto



Shangri-La Hotel, Vancouver



Shangri-La Hotel, Paris



Shangri-La Hotel, Chicago



Shangri-La Hotel, Tokyo



Shangri-La Hotel, Miami



Shangri-La Hotel At London Bridge Tower, London



Shangri-La Hotel, Toronto



Shangri-La Hotel, Beijing

Independent Auditor's Report


PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

Independent Auditor's Report To the Shareholders of Shangri-La Asia Limited

(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Shangri-La Asia Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 118 to 199, which comprise the consolidated and Company balance sheets as at 31 December 2006, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' Responsibility for the Financial Statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.



PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 March 2007

Consolidated Balance Sheet

	Note	As at 31 December 2006 US$'000	2005 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**2,659,861**	2,155,403
Investment properties	7	**385,125**	353,159
Leasehold land and land use rights	8	**381,142**	375,143
Intangible assets	9	**87,709**	86,692
Interest in associates	11	**924,256**	790,466
Deferred income tax assets	23	**555**	5,179
Derivative financial instruments	21	**1,458**	–
Available-for-sale financial assets	12	**4,052**	1,422
Other receivables	13	**3,923**	3,522
		4,448,081	3,770,986
Current assets			
Inventories		**22,019**	20,711
Accounts receivable, prepayments and deposits	14	**205,628**	131,162
Due from associates	11	**19,695**	26,364
Financial assets held for trading	15	**50,094**	37,770
Cash and cash equivalents	16	**330,161**	276,074
		627,597	492,081
Total assets		**5,075,678**	4,263,067



KUOK Khoon Loong, Edward
Director



LUI Man Shing
Director

	Note	As at 31 December 2006 US$'000	2005 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	**1,224,810**	1,181,117
Other reserves	18	**1,088,174**	940,569
Retained earnings			
– Proposed final dividend	34	**33,295**	32,639
– Others		**352,900**	226,712
		2,699,179	2,381,037
Minority interests	22	**276,145**	249,177
Total equity		**2,975,324**	2,630,214
LIABILITIES			
Non-current liabilities			
Bank loans	19	**1,479,713**	931,209
Convertible bonds	20	**26,704**	59,166
Derivative financial instruments	21	**11,765**	1,299
Due to minority shareholders	22	**14,851**	20,539
Deferred income tax liabilities	23	**211,941**	202,225
		1,744,974	1,214,438
Current liabilities			
Accounts payable and accruals	24	**277,503**	231,796
Due to minority shareholders	22	**15,588**	18,557
Current income tax liabilities		**19,401**	15,186
Bank loans and overdrafts	19	**42,888**	152,644
Derivative financial instruments	21	–	232
		355,380	418,415
Total liabilities		**2,100,354**	1,632,853
Total equity and liabilities		**5,075,678**	4,263,067
Net current assets		**272,217**	73,666
Total assets less current liabilities		**4,720,298**	3,844,652

Balance Sheet

	Note	As at 31 December 2006 US$'000	2005 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**26**	50
Investments in subsidiaries	10	**2,253,735**	2,252,768
Amounts due from subsidiaries	10	**56,700**	70,875
Derivative financial instruments	21	**1,458**	–
Club debentures		**840**	–
		2,312,759	2,323,693
Current assets			
Amounts due from subsidiaries	10	**361,196**	328,810
Dividend receivables, prepayments and deposits		**194,796**	148,612
Cash and cash equivalents	16	**29,578**	16,108
		585,570	493,530
Total assets		**2,898,329**	2,817,223



KUOK Khoon Loong, Edward
Director



LUI Man Shing
Director

	Note	As at 31 December 2006 US$'000	2005 US$'000
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	17	**1,224,810**	1,181,117
Other reserves	18	**1,541,917**	1,538,365
Retained earnings			
– Proposed final dividend	34	**33,295**	32,639
– Others		**48,389**	9,121
Total equity		**2,848,411**	2,761,242
LIABILITIES			
Non-current liabilities			
Derivative financial instruments	21	**11,765**	1,299
		11,765	1,299
Current liabilities			
Derivative financial instruments	21	–	232
Accounts payable and accruals		**6,370**	6,273
Amounts due to subsidiaries	10	**31,783**	48,177
		38,153	54,682
Total liabilities		**49,918**	55,981
Total equity and liabilities		**2,898,329**	2,817,223
Net current assets		**547,417**	438,848
Total assets less current liabilities		**2,860,176**	2,762,541

Consolidated Income Statement

	Note	Year ended 31 December 2006 US$'000	2005 US$'000
Sales	5	**1,002,892**	842,003
Cost of goods sold	25	**(408,806)**	(345,616)
Gross profit		**594,086**	496,387
Other gains – net	26	**80,293**	44,743
Marketing costs	25	**(34,456)**	(34,575)
Administrative expenses	25	**(86,818)**	(79,759)
Other operating expenses	25	**(279,781)**	(238,427)
Operating profit		**273,324**	188,369
Finance costs	29	**(32,461)**	(32,851)
Share of profit of associates	30	**41,957**	64,317
Profit before income tax		**282,820**	219,835
Income tax expense	31	**(63,491)**	(52,304)
Profit for the year		**219,329**	167,531
Attributable to:			
Equity holders of the Company		**202,173**	150,990
Minority interests		**17,156**	16,541
		219,329	167,531
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
– basic	33	**7.97**	6.14
– diluted	33	**7.95**	6.13
Dividends	34	**75,933**	65,251

Consolidated Statement of Changes in Equity

	Note	Attributable to equity holders of the Company				
		Share capital US$'000	Other reserves US$'000	Retained earnings/ (accumulated losses) US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2005		1,029,599	948,550	171,851	187,719	2,337,719
Currency translation differences		–	2,504	–	(2,297)	207
Net income/(expenses) recognised directly in equity		–	2,504	–	(2,297)	207
Profit for the year		–	–	150,990	16,541	167,531
Total recognised income for the year ended 31 December 2005		–	2,504	150,990	14,244	167,738
Issue of shares upon conversion of convertible bonds – equity component	17	145,627	(13,953)	–	–	131,674
Exercise of share options – allotment of shares	17	5,891	–	–	–	5,891
Granting of share options – value of employee service		–	3,468	–	–	3,468
Payment of 2004 final dividend		–	–	(30,878)	–	(30,878)
Payment of 2005 interim dividend		–	–	(32,612)	–	(32,612)
Dividend paid to and equity acquired from minority interests		–	–	–	(11,437)	(11,437)
Equity injected by minority interests		–	–	–	282	282
Net change in equity loans due to minority interests		–	–	–	58,369	58,369
		151,518	(10,485)	(63,490)	47,214	124,757
Balance at 31 December 2005		1,181,117	940,569	259,351	249,177	2,630,214
The Group's retained earnings/(accumulated losses) comprised:						
Company and subsidiaries				(18,883)		
Associates				278,234		
				259,351		

	Note	Attributable to equity holders of the Company				
		Share capital US$'000	Other reserves US$'000	Retained earnings US$'000	Minority interests US$'000	Total US$'000
Balance at 1 January 2006		1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences		–	147,552	–	14,501	162,053
Net income recognised directly in equity		–	147,552	–	14,501	162,053
Profit for the year		–	–	202,173	17,156	219,329
Total recognised income for the year ended 31 December 2006		–	147,552	202,173	31,657	381,382
Issue of shares upon conversion of convertible bonds – equity component	17	33,188	(3,499)	–	–	29,689
Exercise of share options – allotment of shares	17	9,642	–	–	–	9,642
Exercise of share options – transfer from option reserve to share premium	17	863	(863)	–	–	–
Granting of share options – value of employee service		–	4,415	–	–	4,415
Payment of 2005 final dividend		–	–	(32,691)	–	(32,691)
Payment of 2006 interim dividend		–	–	(42,638)	–	(42,638)
Dividend paid to and equity acquired from minority interests		–	–	–	(12,318)	(12,318)
Equity injected by minority interests		–	–	–	7,747	7,747
Net change in equity loans due to minority interests		–	–	–	(118)	(118)
		43,693	53	(75,329)	(4,689)	(36,272)
Balance at 31 December 2006		1,224,810	1,088,174	386,195	276,145	2,975,324
The Group's retained earnings comprised:						
Company and subsidiaries				113,916		
Associates				272,279		
				386,195		

Included in the retained earnings of subsidiaries and associates are statutory funds of approximately US$297,000 and US$21,158,000 respectively (2005: US$259,000 and US$18,756,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

Consolidated Cash Flow Statement

	Note	Year ended 31 December 2006 US$'000	2005 US$'000
Cash flows from operating activities			
Cash generated from operations	35	**378,181**	288,221
Interest paid		**(66,205)**	(44,153)
Hong Kong profits tax paid		**(11,818)**	(8,830)
Overseas tax paid		**(40,397)**	(22,545)
Net cash generated from operating activities		**259,761**	212,693
Cash flows from investing activities			
Purchase of property, plant and equipment		**(116,298)**	(177,838)
Expenditure on properties under development		**(394,980)**	(94,656)
Purchase of leasehold land and land use rights		**(5,534)**	(3,585)
Purchase of investment properties		**(2,862)**	(114)
Proceeds from sale of property, plant and equipment; leasehold land and land use rights; investment properties		**1,396**	10,133
Proceeds from disposal of financial assets held for trading		**8,808**	6,790
Purchase of trademark		**(958)**	(10,000)
Expenditure on website development costs		**(1,625)**	–
Deposit payments for land use rights and lease		**(50,006)**	–
Acquisition of additional interest in a subsidiary		**(2,520)**	(480)
Proceeds from disposal of interest in an associate		**39,488**	14,341
Acquisition of associates	11	**–**	(42,388)
Capital contribution to associates		**(64,528)**	–
Net (increase)/decrease in loans to associates		**(30,515)**	1,426
Repayment of loans from an investee company		**–**	200
Interest received		**9,479**	5,235
Dividends received from associates		**37,372**	24,550
Dividends received from financial assets held for trading		**754**	1,008
Net cash used in investing activities		**(572,529)**	(265,378)

	Note	Year ended 31 December 2006 US$'000	2005 US$'000
Cash flows from financing activities			
Dividends paid		**(75,329)**	(63,490)
Dividends paid to minority shareholders		**(12,696)**	(9,916)
Proceeds from issuance of ordinary shares		**9,642**	5,891
Net (decrease)/increase in loan from minority shareholders		**(5,727)**	2,046
Capital injection from minority shareholders		**7,747**	282
Proceed from assignment of shareholder loan on disposal of interest in a subsidiary		**–**	1,520
Repayment of bank loans		**(560,691)**	(315,136)
Bank loans raised		**1,002,191**	511,746
Net cash generated from financing activities		**365,137**	132,943
Net increase in cash, cash equivalents and bank overdrafts		**52,369**	80,258
Cash, cash equivalents and bank overdrafts at beginning of the year		**266,985**	186,727
Exchange gains on cash, cash equivalents and bank overdrafts		**10,695**	–
Cash, cash equivalents and bank overdrafts at end of the year	16	**330,049**	266,985

Notes to the Consolidated Financial Statements

1 General information

Shangri-La Asia Limited (the "Company") and its subsidiaries (together the "Group") own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, financial assets (excluding available-for-sale financial assets) and financial liabilities (including derivative financial instruments) and investment properties are stated at fair value.

The following amendments to standards and interpretation are relevant to the Group's operation and are mandatory for financial year ended 31 December 2006:

HKAS 21 Amendment	The Effects of Changes in Foreign Exchange Rates – Net Investment in a Foreign Operation
HKAS 39 Amendments	Transition and Initial Recognition of Financial Assets and Financial Liabilities
	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts
HKFRS – Interpretation 4	Determining whether an Arrangement contains a Lease

These amendments to standards and interpretation had no material effect on the Group's accounting policies.

The following new standard, amendment to standard and interpretations are relevant to the Group's operation but are not effective for 2006 and have not been early adopted:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) - Interpretation 8	Scope of HKFRS 2
HK(IFRIC) - Interpretation 9	Reassessment of Embedded Derivatives
HK(IFRIC) - Interpretation 10	Interim Financial Reporting and Impairment

2 Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

The Group believes that the adoption of the above new standard, amendment to standard and interpretations will not result in substantial changes to the Group's accounting policies except that there will be additional disclosures required by HKAS 1 Amendment and HKFRS 7.

Certain comparative figures have been restated to conform with the current year's presentation.

2.2 Consolidation

The consolidated financial statements included the financial statements of the Company and all its subsidiaries made up to 31 December.

(a) Subsidiary

Subsidiaries are entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment losses) identified on acquisition (see Note 2.8).

2 Summary of significant accounting policies (continued)

2.2 Consolidation (continued)

(b) Associates (continued)

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividend received and receivable.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, leasehold land and land use rights, interest in associates, inventories, receivables and operating cash, and mainly exclude intangible assets and investments in securities. Segment liabilities comprise operating liabilities and exclude items such as taxation, derivative financial instruments and all borrowings. Capital expenditure comprises additions to fixed assets, leasehold land and land use rights.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's principal subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

2 Summary of significant accounting policies (continued)

2.4 Foreign currency translation (continued)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as financial assets held for trading held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the exchange fluctuation reserve in the equity.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Property, plant and equipment

Buildings comprise mainly hotel properties. All properties, plant and equipment are stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

2 Summary of significant accounting policies (continued)

2.5 Property, plant and equipment (continued)

Depreciation is calculated to write off the cost on a straight-line basis over the expected useful lives. The useful lives or principal annual rates used are:

Hotel buildings and other buildings	*Lower of underlying land lease* term or 50 years
Furniture, fixtures and equipment	10% to $33^1/_3$%
Motor vehicles	25%
Plant and machinery	5% to 10%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No depreciation is provided on freehold land for hotel properties and such land is stated at cost less accumulated impairment, if any.

2.6 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating lease or *freehold and buildings*.

Land held under operating leases are classified and accounted for as investment property without amortisation when the rest of the definition of investment property is met.

Investment property is measured initially at its cost, including related transaction costs.

After initial recognition, investment property is carried at fair value reviewed annually by external professional valuers. Changes in fair values are recognised in the income statement.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

2.7 Leasehold land and land use rights

Prepaid leasehold land premiums or land use rights for hotel properties or for development of hotel properties are classified and accounted for as leasehold land and land use rights and are stated at cost and amortised over the period of the lease on a straight-line basis to the income statement.

2 Summary of significant accounting policies (continued)

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

(b) Trademarks and licences

Trademarks and licences are shown at historical cost. Trademarks and licences have a definite useful life and are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives of 20 years.

(c) Website development costs

Website development costs that are directly associated with the development of identifiable and unique products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Such development costs are carried at cost less accumulated amortisation and impairment. Amortisation is calculated using the straight-line method to allocate the cost over their estimated useful lives of 3 years upon commencement of operation.

2.9 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, but are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2 Summary of significant accounting policies (continued)

2.10 Investments

The Group classifies its investments in the following categories: financial assets held for trading, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this classification at every reporting date.

(a) Financial assets held for trading

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as *held for trading* unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet (Note 2.12).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date and are stated at cost less impairment as the fair value of these unlisted financial assets cannot be reliably measured.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at cost plus transaction costs for all financial assets. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets held for trading are subsequently carried at fair value based on current market closing prices with realised and unrealised gains and losses arising from changes in the fair value included in the income statement in the period in which they arise. Loans and receivables are carried at amortised cost using the effective interest method less impairment with changes in carrying value to be recognised in the income statement. Unlisted equity as included in available-for-sale financial assets are stated at cost less impairment (which is charged to the income statement) as the fair value of these unlimited financial assets cannot be reliably measured. Club debentures are stated at fair value and the changes in fair value are recognised in equity.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of loans and receivables and available-for-sale financial assets, a significant or prolonged decline in the expected recoverable value of the asset below its cost is considered in determining whether the asset is impaired. If any such evidence exists, the carrying value is reduced to its estimated recoverable amount.

2 Summary of significant accounting policies (continued)

2.11 Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost, being cost of purchase, is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expense.

2.12 Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

2.13 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within bank loans in current liabilities on the balance sheet.

2.14 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

2.15 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.16 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2 Summary of significant accounting policies (continued)

2.17 Convertible bonds

Convertible bonds issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value which is determined using a market interest rate for equivalent non-convertible bonds and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the convertible bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

2.18 Pre-operating expenditure

Pre-operating expenditure is charged to the income statement in the year in which it is incurred.

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

2 Summary of significant accounting policies (continued)

2.20 Employee benefits (continued)

(ii) Pension obligations (continued)

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions, whenever applicable.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans at least every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The Group's contributions to defined benefits pension plans are charged to the income statement in the period to which the contributions relate.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made. Provisions are not recognised for future operating losses.

2.22 Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group. Revenue is recognised as follows:

Sales:

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight-line basis over the periods of the respective leases.

2 Summary of significant accounting policies (continued)

2.22 Revenue recognition (continued)

Other revenue:

(iv) Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised either as cash is collected or on a cost-recovery basis as conditions warrant.

(v) Dividend income from other investments is recognised when the right to receive payment is established.

2.23 Operating leases (as the lessee)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on a straight-line basis over the period of the leases.

2.24 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Share-based compensation

The Group operates two equity-settled, share-based compensation plans. For options granted on or before 7 November 2002, the Group has taken advantage of the transitional provisions in HKFRS 2 under which the fair value recognition and measurement policies have not been applied. For options granted after 7 November 2002, the fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.26 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

3 Financial risk management

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest risk and price risk), credit risk, liquidity risk and cash flow interest-rate risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury under guidance of the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides principles for overall risk management and covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

The Group has investments in different foreign operations, whose net assets are exposed to foreign currency translation risk.

The Group has an economic hedge in terms of currency risk to the extent that all the properties in Hong Kong, Mainland China, Singapore and Malaysia derive their revenue (and most of the expenses associated therewith) in local currencies. In addition, a substantial portion of the hotels' room revenues in the Philippines, Thailand and Indonesia are priced in US dollars. Revenues in Indonesia are also immediately converted into US dollars upon realisation, to the maximum extent possible.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Given the continued strengthening of the Renminbi, subsidiaries in Mainland China have, to the extent allowable, contracted new bank loans in US dollars. The Group has secured corporate bank loans in dual-currencies (Hong Kong dollars/US dollars) to provide flexibility depending on the relative weakness of either currency.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risk involved and the cost of obtaining such cover.

(ii) Price risk

The Group is exposed to equity securities price risk because investments held by the Group are classified on the consolidated balance sheet either as available-for-sale financial assets or as financial assets held for trading and are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

3 Financial risk management (continued)

3.1 Financial risk factors (continued)

(b) Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that sale of rooms to wholesalers are made to customers with an appropriate credit history. Sales to retail customers are made via credit cards to a significant extent. The Group has policies that limit the amount of global credit exposure to any customer.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available.

(d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash inflows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. Group policy is to maintain at around 50% or above of its borrowings in fixed rate instruments. At the year end, 48% of borrowings were at fixed rates.

The Group manages its cash flow interest-rate risk by using floating-to-fixed interest-rate swaps. Such interest-rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rate. The Group closely monitors the movement of interest rate from time to time and enters into interest-rate swaps. Under the interest-rate swaps, the Group agrees with other parties to exchange, at monthly intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

3.2 Accounting for interest rate swap contracts

The Group has sought to reduce its interest rate exposure by entering into interest-rate swap contracts.

Interest-rate swap contracts, a kind of derivative financial instruments, are set up for the purpose of managing risk (since the Group's policy does not permit speculative transactions). Interest-rate swap contracts are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at their fair value.

The Group's interest-rate swap contracts do not qualify for hedge accounting. Changes in the fair value of any contracts that do not qualify for hedge accounting are recognised immediately in the income statement.

3 Financial risk management (continued)

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimated impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2.8. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due in accordance with local tax practise and professional advice. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Estimate of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar lease and other contracts or valuation carried out by independent firms of valuers annually. The Group's investment properties are stated at professional valuations at year end.

4 Critical accounting estimates and judgements (continued)

4.2 Critical judgements in applying the entity's accounting policies

Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property. In making its judgement, the Group considers whether the property generates cash flows largely independently of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

5 Sales and segment information

The Group owns and operates hotels and associated properties and provides hotel management and related services. Sales recognised during the year are as follows:

	2006 US$'000	2005 US$'000
Sales		
Hotel operation:		
Room rentals	**514,471**	430,897
Food and beverage sales	**376,846**	316,954
Rendering of ancillary services	**69,524**	59,062
Hotel management and related service fees	**20,766**	16,444
Property rentals	**21,285**	18,646
	1,002,892	842,003

5 Sales and segment information (continued)

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

5 Sales and segment information (continued)

Primary reporting format – geographical segments

Segment income statement

For year ended 31 December 2006 (US$ million)

		The People's Republic of China							
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	212.8	334.5	124.3	140.5	54.3	91.6	44.9	–	1,002.9
Inter-segment sales	6.9	19.1	7.8	3.8	2.6	2.6	0.9	(43.7)	–
Total	219.7	353.6	132.1	144.3	56.9	94.2	45.8	(43.7)	1,002.9
Result									
Segment results	14.6	80.0	23.8	38.7	20.4	18.2	14.2	–	209.9
Interest income									7.9
Dividend income									0.9
Net realised and unrealised gains on financial assets held for trading									21.0
Fair value gains on investment properties									51.5
Fair value losses on derivative financial instruments – interest-rate swap contracts									(10.4)
Unallocated corporate expenses									(14.8)
Tax refund on reinvestment of dividend from subsidiaries and an associate									7.6
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									273.3
Finance costs									(32.5)
Share of profit of associates	0.2	38.7	–	3.6	–	–	(0.5)	–	42.0
Profit before income tax									282.8

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For year ended 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(14.0)	(48.4)	(19.5)	(12.5)	(9.0)	(8.2)	(3.3)	–	(114.9)
Amortisation of leasehold land and land use rights	(1.9)	(5.8)	–	(0.2)	–	(0.3)	(0.3)	–	(8.5)
Capital expenditures, excluding intangible assets	12.3	275.6	32.9	14.1	18.4	28.6	156.2	–	538.1

Inter-segment sales or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment balance sheet

As at 31 December 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement

For the year ended 31 December 2005 (US$ million)

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	182.0	266.5	104.3	120.1	49.3	74.6	45.2	–	842.0
Inter-segment sales	5.5	12.1	6.1	3.0	2.7	2.2	1.1	(32.7)	–
Total	187.5	278.6	110.4	123.1	52.0	76.8	46.3	(32.7)	842.0
Result									
Segment results	9.0	50.6	18.5	32.3	19.0	13.1	15.8	–	158.3
Interest income									4.9
Dividend income									1.0
Net realised and unrealised gains on financial assets held for trading									7.5
Fair value gains on investment properties									26.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									3.5
Unallocated corporate expenses									(13.5)
Tax refund on reinvestment of dividend from an associate									0.5
Loss on disposal of associates									(2.9)
Gain on disposal of partial interest in subsidiaries									0.3
Gain on disposal of a hotel									2.4
Operating profit									188.4
Finance costs									(32.9)
Share of profit of associates	–	59.2	–	3.9	–	1.5	(0.3)	–	64.3
Profit before income tax									219.8

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment income statement (continued)

For the year ended 31 December 2005 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Depreciation of property, plant and equipment	(13.1)	(42.8)	(17.0)	(11.5)	(7.5)	(9.3)	(3.3)	–	(104.5)
Amortisation of leasehold land and land use rights	(1.9)	(5.3)	–	(0.6)	–	(0.3)	(0.3)	–	(8.4)
Capital expenditures, excluding intangible assets	17.3	201.3	30.4	5.2	5.3	9.8	14.0	–	283.3

5 Sales and segment information (continued)

Primary reporting format – geographical segments (continued)

Segment balance sheet

As at 31 December 2005 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	291.1	1,362.7	413.3	634.1	167.0	336.6	114.1	(16.3)	3,302.6
Interest in associates	–	669.7	–	62.7	–	23.3	34.8	–	790.5
Unallocated assets									83.3
Intangible assets									86.7
Total assets									4,263.1
Segment liabilities	(63.4)	(94.2)	(26.4)	(20.5)	(10.7)	(16.1)	(17.9)	16.3	(232.9)
Unallocated liabilities									(1,400.0)
Total liabilities									(1,632.9)

5 Sales and segment information (continued)

Secondary reporting format – business segments

For the year ended/as at 31 December 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	514.5			
– Food and beverage sales	376.8			
– Renderings of ancillary services	69.5			
	960.8	197.3	3,422.2	531.7
Hotel management	64.5	5.1	48.9	3.6
Property rentals	21.3	7.5	505.7	2.8
Elimination	(43.7)	–	(16.9)	–
	1,002.9	209.9	3,959.9	538.1
Interest in associates			924.3	–
Unallocated assets			103.8	–
Intangible assets			87.7	–
Total			5,075.7	538.1

For the year ended/as at 31 December 2005 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	430.9			
– Food and beverage sales	317.0			
– Renderings of ancillary services	59.1			
	807.0	153.6	2,861.2	281.1
Hotel management	49.1	(1.7)	38.9	2.1
Property rentals	18.6	6.4	418.8	0.1
Elimination	(32.7)	–	(16.3)	–
	842.0	158.3	3,302.6	283.3
Interest in associates			790.5	–
Unallocated assets			83.3	–
Intangible assets			86.7	–
Total			4,263.1	283.3

6 Property, plant and equipment

Group

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
At 1 January 2005					
Cost	2,244,331	126,695	391,300	128,348	2,890,674
Accumulated depreciation	(563,625)	(81,607)	(259,028)	–	(904,260)
Net book amount	1,680,706	45,088	132,272	128,348	1,986,414
Year ended 31 December 2005					
Opening net book amount	1,680,706	45,088	132,272	128,348	1,986,414
Exchange differences	892	(910)	740	2,149	2,871
Additions	101,525	22,286	48,702	107,107	279,620
Disposals	(4,763)	(738)	(2,753)	(603)	(8,857)
Transfer	55,918	4,511	16,698	(77,127)	–
Depreciation	(58,569)	(16,124)	(29,952)	–	(104,645)
Closing net book amount	1,775,709	54,113	165,707	159,874	2,155,403
At 31 December 2005					
Cost	2,395,964	140,349	439,513	159,874	3,135,700
Accumulated depreciation	(620,255)	(86,236)	(273,806)	–	(980,297)
Net book amount	1,775,709	54,113	165,707	159,874	2,155,403

	Freehold land and buildings US$'000	Vehicles & machinery US$'000	Furniture, fixtures & equipment US$'000	Properties under development US$'000	Total US$'000
Year ended 31 December 2006					
Opening net book amount	1,775,709	54,113	165,707	159,874	2,155,403
Exchange differences	86,924	2,923	5,111	6,693	101,651
Additions	78,853	6,380	31,066	413,448	529,747
Disposals	(5,555)	(136)	(2,668)	(3,304)	(11,663)
Transfer	42,536	1,703	27,294	(71,533)	-
Depreciation	(62,268)	(14,016)	(38,993)	-	(115,277)
Closing net book amount	1,916,199	50,967	187,517	505,178	2,659,861
At 31 December 2006					
Cost	2,628,248	153,757	489,222	505,178	3,776,405
Accumulated depreciation	(712,049)	(102,790)	(301,705)	-	(1,116,544)
Net book amount	1,916,199	50,967	187,517	505,178	2,659,861

(a) All depreciation expenses (net of amount capitalised) in 2006 and 2005 have been included as part of the other operating expenses.

(b) Banking borrowings are secured on certain vehicles with closing net book amount of US$70,000 (2005: US$93,000) (Note 19).

(c) Buildings comprise mainly hotel properties. Details of the hotel properties of the Company's subsidiaries are summarised in note 40(a).

(d) Properties under development included construction work in progress in respect of the renovation of certain hotel properties.

6 Property, plant and equipment (continued)

(e) Details of movements in property, plant and equipment of the Company are as follows:

	Furniture, fitting and equipment US$'000	Motor vehicles US$'000	Total US$'000
At 1 January 2005			
Cost	808	221	1,029
Accumulated depreciation	(770)	(184)	(954)
Net book amount	38	37	75
Year ended 31 December 2005			
Opening net book amount	38	37	75
Additions	26	–	26
Depreciation	(24)	(27)	(51)
Closing net book amount	40	10	50
At 31 December 2005			
Cost	834	221	1,055
Accumulated depreciation	(794)	(211)	(1,005)
Net book amount	40	10	50
Year ended 31 December 2006			
Opening net book amount	**40**	**10**	**50**
Additions	**9**	**–**	**9**
Depreciation	**(23)**	**(10)**	**(33)**
Closing net book amount	**26**	**–**	**26**
At 31 December 2006			
Cost	**843**	**221**	**1,064**
Accumulated depreciation	**(817)**	**(221)**	**(1,038)**
Net book amount	**26**	**–**	**26**

7 Investment properties

	2006 US$'000	2005 US$'000
At 1 January	**353,159**	407,291
Exchange differences	**23,140**	(1,933)
Additions	**2,862**	114
Disposal through selling of partial interest in a subsidiary (Note 35)	**–**	(78,319)
Other disposals	**(1,871)**	(404)
Reclassified as deposit	**(43,668)**	–
Fair value gains (included in other gains – net) (Note 26)	**51,503**	26,410
At 31 December	**385,125**	353,159

(a) The investment properties were revalued at 31 December 2006 by independent professionally qualified valuers on the basis of their market value as a fully operational entity for existing use.

(b) The fair values of investment properties comprised:

	2006 US$'000	2005 US$'000
Outside Hong Kong, held on:		
Freehold	**335,048**	261,502
Leases of between 10 to 50 years	**50,077**	91,657
	385,125	353,159

(c) Details of investment properties of the Company's subsidiaries are summarised in note 41(a).

8 Leasehold land and land use rights

	2006 US$'000	2005 US$'000
At 1 January		
Cost	**451,681**	447,816
Accumulated amortisation	**(76,538)**	(68,300)
Net book amount	**375,143**	379,516
Opening net book amount	**375,143**	379,516
Exchange differences	**8,944**	4,228
Additions	**5,534**	3,585
Disposal	**–**	(3,799)
Amortisation of prepaid operating lease payment	**(8,479)**	(8,387)
Closing net book value	**381,142**	375,143
At 31 December		
Cost	**467,277**	451,681
Accumulated depreciation	**(86,135)**	(76,538)
Net book amount	**381,142**	375,143

All amortisation expenses in 2006 and 2005 have been included as part of the other operating expenses.

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2006 US$'000	2005 US$'000
In Hong Kong held on:		
Leases of between 10 to 50 years	**85,266**	87,205
Outside Hong Kong, held on:		
Leases of over 50 years	**84,824**	79,995
Leases of between 10 to 50 years	**211,052**	207,943
	381,142	375,143

9 Intangible assets

	Goodwill	Trademark & licences	Website development	Total
	US$'000	US$'000	US$'000	US$'000
At 1 January 2005				
Cost	75,424	–	–	75,424
Accumulated amortisation	–	–	–	–
Net book amount	75,424	–	–	75,424
Year ended 31 December 2005				
Opening net book amount	75,424	–	–	75,424
Additions	1,393	10,000	–	11,393
Amortisation expenses	–	(125)	–	(125)
Closing net book amount	76,817	9,875	–	86,692
At 31 December 2005				
Cost	76,817	10,000	–	86,817
Accumulated amortisation	–	(125)	–	(125)
Net book amount	76,817	9,875	–	86,692
Year ended 31 December 2006				
Opening net book amount	**76,817**	**9,875**	**–**	**86,692**
Addition	**–**	**958**	**1,625**	**2,583**
Impairment	**(1,026)**	**–**	**–**	**(1,026)**
Amortisation expenses	**–**	**(540)**	**–**	**(540)**
Closing net book amount	**75,791**	**10,293**	**1,625**	**87,709**
At 31 December 2006				
Cost	**75,791**	**10,958**	**1,625**	**88,374**
Accumulated amortisation	**–**	**(665)**	**–**	**(665)**
Net book amount	**75,791**	**10,293**	**1,625**	**87,709**

The principal component of goodwill represented the excess of cost of acquisition of the hotel management group, SLIM International Limited, over the fair value of the identified net assets acquired. Due to the synergies of the combination of the hotel operation and hotel management sub-groups, the goodwill impairment assessment is based on the future cashflows generated from these sub-groups. In view of the overall performance of the Group, provision for impairment losses is not considered necessary.

During the year, impairment losses are provided for goodwill on acquisition of a subsidiary and are included under other gains - net of the income statement.

10 Investments in and amounts due from subsidiaries

	2006 US$'000	2005 US$'000
Company		
Investments, at cost		
Unlisted shares	**1,701,304**	1,698,370
Equity loans	**552,431**	554,398
	2,253,735	2,252,768

Equity loans are unsecured, interest free with no fixed repayment terms.

(a) Amounts due from subsidiaries

	2006 US$'000	2005 US$'000
Non-current	**56,700**	70,875
Current	**361,196**	328,810
	417,896	399,685

Non-current balance comprised:

	2006 US$'000	2005 US$'000
Interest bearing at – HIBOR plus 1% per annum effective 1 January 2006 with fixed repayment terms	**56,700**	70,875

Current balance comprised:

	2006 US$'000	2005 US$'000
Interest bearing at – HIBOR plus 1% per annum with fixed repayment term	**7,088**	3,120
Interest free repayable on demand	**354,108**	325,690
	361,196	328,810

Amounts due from subsidiaries are unsecured.

(b) Amounts due to subsidiaries as at 31 December 2006 and 2005 are unsecured, interest-free and repayable on demand.

(c) Details of principal subsidiaries are set out in note 39(a).

11 Interest in associates and due from associates

	2006 US$'000	2005 US$'000
Interest in associates		
At 1 January	**607,897**	517,948
Share of associates' results		
– profit before taxation	**74,212**	95,361
– taxation	**(32,255)**	(31,044)
	41,957	64,317
Exchange difference	**28,868**	803
Acquisition of associates	–	42,388
Capital contribution to associates	**64,528**	–
Dividend declared by associates	**(34,612)**	(37,153)
Disposal of partial interest in a subsidiary (Note 35)	–	36,860
Disposal of interest in associates	–	(17,266)
Investment in associates under equity method	**708,638**	607,897
Equity loans (a)	**149,481**	128,804
Other long term shareholder loans (b)	**66,137**	53,765
	924,256	790,466

Notes:

(a) Equity loans are unsecured, interest-free and with no fixed repayment terms.

(b) Other long term shareholder loans are interest bearing at

	2006 US$'000	2005 US$'000
– HIBOR plus 2% per annum	**19,727**	9,769
– SIBOR plus 0.217% per annum	**11,863**	11,983
– 1.25% per annum	**34,547**	32,013
	66,137	53,765

Other long term shareholder loans are unsecured and with no fixed repayment terms except for loans to two associates of US$19,727,000 (2005: US$4,110,000 for an associate) which will be wholly repayable by 31 December 2015.

(c) Due from associates are unsecured, interest free and repayable within one year.

11 Interest in associates and due from associates (continued)

(d) The Group's interest in its associates, all of which are unlisted, pursuant to HKAS 28 "Investments in Associates", after making appropriate adjustments to conform with the Group's accounting policies, were as follows:

Name	Paid up capital US$'000	Country of incorporation	Assets US$'000	Liabilities US$'000	Revenues US$'000	Profit/ (loss) US$'000	% interest held
2006							
China World Trade Center Ltd.	**240,000**	**The People's Republic of China**	**867,201**	**420,940**	**104,562**	**18,751**	**50**
Others	**–**	**–**	**629,035**	**151,040**	**113,721**	**23,206**	**–**
			1,496,236	**571,980**	**218,283**	**41,957**	
2005							
China World Trade Center Ltd.	240,000	The People's Republic of China	764,909	329,515	95,735	39,815	50
Others	–	–	486,794	131,722	106,223	24,502	–
			1,251,703	461,237	201,958	64,317	

12 Available-for-sale financial assets

	2006 US$'000	2005 US$'000
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**83**	(175)
– Provision for impairment losses	**–**	(319)
	1,999	1,422
Club debentures, at fair value	**2,053**	–
	4,052	1,422

13 Other receivables

	2006 US$'000	2005 US$'000
Loans to a managed hotel	**3,923**	3,522

The loans were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent US$1,581,000) which is interest bearing at LIBOR plus 1% per annum.

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

14 Accounts receivable, prepayments and deposits

	2006 US$'000	2005 US$'000
Trade receivables	**57,605**	43,294
Prepayments and deposits	**113,346**	30,579
Accounts receivable	**34,677**	17,801
Consideration receivables from disposal of partial interest in a subsidiary (Note 35)	**–**	39,488
	205,628	131,162

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	2006 US$'000	2005 US$'000
0 – 3 months	**54,775**	40,755
4 – 6 months	**1,945**	1,495
Over 6 months	**885**	1,044
	57,605	43,294

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

15 Financial assets held for trading

	2006 US$'000	2005 US$'000
Equity securities, at market value		
Shares listed in Hong Kong	**48,279**	35,829
Shares listed outside Hong Kong	**1,815**	1,941
	50,094	37,770

Equity securities listed in Hong Kong included 10,867,055 (31 December 2005: 11,805,055) ordinary shares in the Company with a carrying value of US$28,114,000 (31 December 2005: US$19,726,000) held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such shares, representing approximately 0.4% (31 December 2005: 0.5%) of the issued share capital of the Company as at 31 December 2006, were held by the wholly owned subsidiary of SHPCL before the Company acquired a controlling interest in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to independent parties. 938,000 shares in the Company owned by the above subsidiary of SHPCL were disposed on The Stock Exchange of Hong Kong Limited in 2006. In view of the temporary nature of this holding in such shares, they have been classified as financial assets held for trading in these financial statements.

16 Cash and cash equivalents

	Group		Company	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Cash at bank and in hand	**130,622**	125,522	**762**	292
Short-term bank deposits	**199,539**	150,552	**28,816**	15,816
	330,161	276,074	**29,578**	16,108

The effective interest rate on short-term bank deposits was 4.0% (2005: 3.2%); these deposits have an average maturity of 30 days.

Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	Group		Company	
	2006	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000
Cash and cash equivalents	**330,161**	276,074	**29,578**	16,108
Bank overdrafts (Note 19)	**(112)**	(9,089)	**–**	–
	330,049	266,985	**29,578**	16,108

17 Share capital

		Amount		
	No. of shares ('000)	Ordinary shares US$'000	Share premium US$'000	Total US$'000
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2005 and 31 December 2006	**5,000,000**	**646,496**	**–**	**646,496**
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2006	**2,527,439**	**326,377**	**854,740**	**1,181,117**
Exercise of share options				
– allotment of shares (note (a))	**8,135**	**1,050**	**8,592**	**9,642**
– transfer from option reserve	**–**	**–**	**863**	**863**
Issue of shares upon conversion of convertible bonds (note (b))	**25,179**	**3,249**	**29,939**	**33,188**
At 31 December 2006	**2,560,753**	**330,676**	**894,134**	**1,224,810**
At 1 January 2005	2,404,292	310,588	719,011	1,029,599
Allotment of shares upon exercise of share options (note (a))	5,929	760	5,131	5,891
Issue of shares upon conversion of convertible bonds (note (b))	117,218	15,029	130,598	145,627
At 31 December 2005	2,527,439	326,377	854,740	1,181,117

17 Share capital (continued)

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued					
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	Total consideration US$'000
In year 2006						
February	-	-	-	60,000	-	53
May	1,141,099	570,538	600,000	150,000	1,061,000	4,219
June	414,000	60,000	-	-	280,000	929
July	1,445	540,848	-	150,000	225,000	1,085
August	87,084	116,293	67,921	-	24,000	333
September	85,421	-	-	300,000	270,000	759
October	448,207	639,611	359,011	-	182,000	1,857
November	-	-	-	-	60,000	90
December	44,000	69,366	-	-	128,000	317
For the year ended 31 December 2006	2,221,256	1,996,656	1,026,932	660,000	2,230,000	9,642
In year 2005						
January	232,224	204,439	203,763	1,284,000	-	1,813
February	-	163,821	-	380,000	-	517
March	127,084	96,911	-	152,000	-	377
April	-	96,911	-	398,000	-	457
May	800,000	-	-	-	-	847
June	180,000	-	67,921	113,000	-	361
July	290,280	387,644	-	150,000	-	877
August	233,196	77,528	-	-	-	335
September	290,280	-	-	-	-	307
For the year ended 31 December 2005	2,153,064	1,027,254	271,684	2,477,000	-	5,891

The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$15.46 (2005: HK$11.68).

(b) During the year, the following convertible bonds issued by a wholly owned subsidiary of the Company (Note 20) have been converted by the bondholders at a conversion price of HK$9.25 per ordinary share of the Company and the following ordinary shares have been issued:

Issue date of ordinary shares	Face value of convertible bonds US$'000	Number of new ordinary shares issued
January 2006	1,000	843,243
February 2006	400	337,296
March 2006	1,000	843,243
May 2006	975	822,159
June 2006	275	231,891
July 2006	1,454	1,226,072
August 2006	596	502,572
September 2006	4,092	3,450,551
December 2006	20,068	16,922,203
	29,860	25,179,230

4,216,216 ordinary shares were issued subsequent to 31 December 2006 for convertible bonds with face value of US$5,000,000 converted in December 2006.

17 Share capital (continued)

Share options

Share options are granted to directors and key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the year ended 31 December 2006		For the year ended 31 December 2005	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**10.26**	**29,023,876**	8.00	17,312,433
Granted	**14.60**	**7,080,000**	11.60	18,150,000
Exercised	**9.19**	**(8,134,844)**	7.75	(5,929,002)
Lapsed	**11.12**	**(827,500)**	10.32	(509,555)
At 31 December	**11.69**	**27,141,532**	10.26	29,023,876

Outstanding option shares at the end of the year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 31 December 2006	31 December 2005
Executive Option Scheme			
30 April 2008	8.26	**1,465,456**	3,686,712
14 January 2010	8.82	**1,686,244**	3,682,900
14 January 2011	8.18	**467,332**	1,494,264
		3,619,032	8,863,876
New Option Scheme			
30 June 2007	11.60	**200,000**	–
30 June 2007	14.60	**37,500**	–
2 May 2008	11.60	**50,000**	–
28 May 2012	6.81	**1,540,000**	2,340,000
27 April 2015	11.60	**14,745,000**	17,820,000
15 June 2016	14.60	**6,950,000**	–
		23,522,500	20,160,000

The fair value of each option granted during the year ended 31 December 2006 determined using the Black-Scholes valuation model was HK$4.69 (year ended 31 December 2005: HK$3.0). The significant inputs into the model were share price of HK$14.65 at the grant date, exercise price shown above, standard deviation of expected share price returns of 33.98%, expected life of options of 5 years, expected dividend yield of 1.74% and annual risk-free interest rate of 4.682%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last two and a half years.

According to the terms of the two option schemes, options on 327,084 shares, 252,278 shares, 110,000 shares and 401,000 shares with exercise price per share of HK$8.26, HK$8.18, HK$6.81 and HK$11.60, respectively have been exercised subsequent to 31 December 2006 and up to the approval date of these financial statements. Options on 50,000 shares and 40,000 shares with exercise price per share of HK$11.60 and HK$14.60, respectively have lapsed subsequent to 31 December 2006 and up to the approval date of these financial statements.

18 Other reserves

	Option US$'000	Convertible bonds US$'000	Capital redemption US$'000	Exchange fluctuation US$'000	Capital US$'000	Other US$'000	Contributed surplus US$'000	Total US$'000
Group								
Balance at 1 January 2005	–	20,075	10,666	(74,790)	601,490	1,368	389,741	948,550
Currency translation differences	–	–	–	2,504	–	–	–	2,504
Issue of shares upon conversion of convertible bonds – equity component	–	(13,953)	–	–	–	–	–	(13,953)
Granting of share options	3,468	–	–	–	–	–	–	3,468
Balance at 31 December 2005 and 1 January 2006	**3,468**	**6,122**	**10,666**	**(72,286)**	**601,490**	**1,368**	**389,741**	**940,569**
Currency translation differences	–	–	–	**147,552**	–	–	–	**147,552**
Issue of shares upon conversion of convertible bonds – equity component	–	**(3,499)**	–	–	–	–	–	**(3,499)**
Granting of share options	**4,415**	–	–	–	–	–	–	**4,415**
Exercise of share options – transfer to share premium	**(863)**	–	–	–	–	–	–	**(863)**
Balance at 31 December 2006	**7,020**	**2,623**	**10,666**	**75,266**	**601,490**	**1,368**	**389,741**	**1,088,174**
Company								
Balance at 1 January 2005	–	–	10,666	–	–	–	1,524,231	1,534,897
Granting of share options	3,468	–	–	–	–	–	–	3,468
Balance at 31 December 2005 and 1 January 2006	**3,468**	–	**10,666**	–	–	–	**1,524,231**	**1,538,365**
Granting of share options	**4,415**	–	–	–	–	–	–	**4,415**
Exercise of share options – transfer to share premium	**(863)**	–	–	–	–	–	–	**(863)**
Balance at 31 December 2006	**7,020**	–	**10,666**	–	–	–	**1,524,231**	**1,541,917**

18 Other reserves (continued)

(a) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve until the reserve reaches 10 percent of its registered share capital. This reserve is not available for dividend distribution.

(b) The contributed surplus of the Company arises when the Company issues shares in exchange for the share of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At the Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, whenever appropriate.

(c) As at 31 December 2006, the Group's distributable reserves comprised:

	2006 US$'000	2005 US$'000
The Company		
Distributable retained earnings	**81,684**	41,760
Contributed surplus	**1,524,231**	1,524,231
	1,605,915	1,565,991
Subsidiaries (notes (i) and (ii))		
Distributable retained earnings	**649,568**	549,586
Associates (notes (i) and (ii))		
Distributable retained earnings	**142,940**	162,122

Notes:

(i) The distributable retained earnings of subsidiaries and associates are the corresponding share of retained earnings which are distributable as shown in the statutory financial statements of those companies after deducting appropriate withholding tax.

(ii) There are differences between the retained earnings included in the Group financial statements of certain subsidiaries and associates, and those in their statutory financial statements, as the former have been adjusted for the purpose of complying with the Group's accounting policies.

19 Bank loans and overdrafts

	2006 US$'000	2005 US$'000
Overdrafts – unsecured (Note 16)	**112**	9,089
Bank loans – secured (Note 6(b))	**3**	36
Bank loans – unsecured	**1,522,486**	1,074,728
	1,522,601	1,083,853

The maturity of bank loans and overdrafts is as follows:

	2006 US$'000	2005 US$'000
Within 1 year	**42,888**	152,644
Between 1 and 2 years	**162,261**	407,422
Between 2 and 5 years	**1,317,452**	509,806
Wholly repayable within 5 years	**1,522,601**	1,069,872
Over 5 years	–	13,981
	1,522,601	1,083,853

19 Bank loans and overdrafts (continued)

In 2006, the Group refinanced part of the borrowings that fell due within one year, by entering into new loan agreements at lower interest cost.

The effective interest rates at the balance sheet date were as follows:

	31 December 2006					31 December 2005				
	HK$	RMB	MYR	US$	S$	HK$	RMB	MYR	US$	Thai Baht
Bank overdrafts	–	–	6.80%	–	–	–	–	6.50%	–	6.75%
Bank borrowings	4.26%	5.64%	4.31%	5.80%	3.63%	4.49%	5.49%	3.74%	4.7%	–

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	2006 US$'000	2005 US$'000
Hong Kong dollars	**1,113,092**	897,481
Renminbi	**40,538**	47,261
Malaysian Ringgit	**49,926**	36,034
Singapore dollars	**3,245**	–
US dollars	**315,800**	103,031
Thai Baht	–	46
	1,522,601	1,083,853

The Group has the following undrawn borrowing facilities:

	2006 US$'000	2005 US$'000
Floating rate		
– expiring within one year	**148,817**	158,711
– expiring beyond one year	**768,767**	482,173
Fixed rate		
– expiring within one year	**24,828**	4,873
– expiring beyond one year	**45,069**	46,679
	987,481	692,436

As at 31 December 2006, an undrawn floating rate borrowing facility of Thai Baht 800 million (31 December 2005: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$6,910,000 (31 December 2005: US$6,040,000).

20 Convertible bonds

On 15 March 2004, a wholly owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves (Note 18).

The convertible bonds recognised in the balance sheet is calculated as follows:

	2006	2005
	US$'000	US$'000
Face value of convertible bonds issued on 15 March 2004	**200,000**	200,000
Issuing expenses	**(3,185)**	(3,185)
Equity component	**(20,075)**	(20,075)
Liability component on initial recognition at 15 March 2004	**176,740**	176,740
Accumulated interest expense (Note 29)	**16,918**	14,100
Amount converted to ordinary shares of the Company	**(166,954)**	(131,674)
Liability component	**26,704**	59,166

The face value of the outstanding bonds at 31 December 2006 amounted to US$26,132,000. The carrying value of the liability component is calculated using cash flows discounted at an effective borrowing rate of 5.27% per annum. The fair value of the liability component as at 31 December 2006 amounted to US$26,393,000 and it is calculated using cash flows discounted at a rate based on the borrowing rate of 5.91%.

During the year, convertible bonds with face value US$34,860,000 were converted and 25,179,230 ordinary shares of the Company were allotted during the year (Note 17(b)) while 4,216,216 ordinary shares were allotted after 31 December 2006.

Subsequent to 31 December 2006 and up to the approval date of these financial statements, bondholders have served conversion notices and convertible bonds with face value of US$16,932,000 have been converted to14,277,794 ordinary shares of the Company.

21 Derivative financial instruments

	2006 US$'000	2005 US$'000
Liabilities		
Interest-rate swap contracts		
– non hedging	**11,765**	1,531
Less: current portion of interest-rate swap contracts	**–**	(232)
Non-current portion	**11,765**	1,299
Assets		
Non-current portion of interest-rate swap contracts – non hedging	**(1,458)**	–
Net liabilities	**10,307**	1,299

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 31 December 2006 were HK$4,460,000,000 and US$100,000,000, respectively (31 December 2005: HK$4,360,000,000 and US$100,000,000 respectively).

At 31 December 2006, the fixed interest rates vary from 4.335% to 4.70% per annum (31 December 2005: 4.335% to 5.29%).

22 Minority interests and balances with minority shareholders

	2006 US$'000	2005 US$'000
Minority interests		
Share of equity	**214,240**	190,808
Equity loans (a)	**61,905**	58,369
	276,145	249,177

Notes:

(a) Equity loans are unsecured, with no fixed repayment terms and bearing interest at:

	2006 US$'000	2005 US$'000
– 2.5% per annum	**11,564**	11,681
– LIBOR + 1% per annum	**2,480**	–
– interest free	**47,861**	46,688
	61,905	58,369

22 Minority interests and balances with minority shareholders (continued)

Notes: (continued)

(b) Due to minority shareholders (non-current portion) are unsecured and with the following terms:

	2006 US$'000	2005 US$'000
– HIBOR plus 1% per annum effective 1 January 2006 with no fixed repayment terms	–	17,719
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	14,175	–
– LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	676	651
– 6% per annum and wholly repayable on 31 December 2015	–	2,169
	14,851	20,539

(c) Due to minority shareholders (current portion) are unsecured and with the following terms:

	2006 US$'000	2005 US$'000
– HIBOR plus 1% per annum and wholly repayable on 30 June 2016	–	780
– HIBOR plus 1% per annum and wholly repayable on 30 June 2015	1,772	–
– Interest free with no fixed repayment terms	13,816	17,777
	15,588	18,557

23 Deferred income tax

Deferred income tax assets and liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2005: 17.5%) for subsidiaries operating in Hong Kong. Deferred income tax assets and liabilities of overseas subsidiaries are calculated at the rates of taxation prevailing in the countries in which the respective subsidiaries operate.

The movement on the deferred income tax account is as follows:

	2006 US$'000	2005 US$'000
At 1 January	197,046	183,541
Exchange differences	5,086	(1,198)
Deferred taxation charged to income statement (Note 31)	9,254	14,703
At 31 December	211,386	197,046

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2006, the Group has the following unrecognised tax losses to carry forward against future taxable income.

	2006 US$'000	2005 US$'000
With no expiry date	4,114	8,848
Lapsed within the next five years	14,239	42,942
	18,353	51,790

23 Deferred income tax (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred income tax liabilities	Accelerated tax depreciation		Properties valuation surplus		Dividend withholding tax		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At 1 January	**181,301**	175,641	**7,391**	1,807	**16,407**	14,743	**205,099**	192,191
Charged to income statement	**1,485**	6,665	**25**	5,584	**2,878**	1,857	**4,388**	14,106
Exchange differences	**5,132**	(1,005)	**78**	–	**315**	(193)	**5,525**	(1,198)
At 31 December	**187,918**	181,301	**7,494**	7,391	**19,600**	16,407	**215,012**	205,099

Deferred income tax assets	Provision of assets		Tax losses		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At 1 January	**–**	–	**(1,084)**	(2,215)	**(6,969)**	(6,435)	**(8,053)**	(8,650)
Charged/(credited) to income statement	**(588)**	–	**1,001**	1,135	**4,453**	(538)	**4,866**	597
Exchange differences	**(11)**	–	**(45)**	(4)	**(383)**	4	**(439)**	–
At 31 December	**(599)**	–	**(128)**	(1,084)	**(2,899)**	(6,969)	**(3,626)**	(8,053)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet.

23 Deferred income tax (continued)

	2006 US$'000	2005 US$'000
Deferred income tax assets	**(555)**	(5,179)
Deferred income tax liabilities	**211,941**	202,225
	211,386	197,046

24 Accounts payable and accruals

	2006 US$'000	2005 US$'000
Trade payables	**48,637**	41,738
Construction cost payable and accrued expenses	**228,866**	190,058
	277,503	231,796

At 31 December 2006, the ageing analysis of the trade payables were as follows:

	2006 US$'000	2005 US$'000
0 – 3 months	**46,465**	39,066
4 – 6 months	**531**	1,195
Over 6 months	**1,641**	1,477
	48,637	41,738

25 Expenses by nature

Expenses included in cost of sales, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	2006 US$'000	2005 US$'000
Depreciation of property, plant and equipment (net of amount capitalised of US$352,000 (2005: US$124,000)) (Note 6)	**114,925**	104,521
Amortisation of leasehold land and land use rights (Note 8)	**8,479**	8,387
Amortisation of trademark and licences (Note 9)	**540**	125
Employee benefit expenses (Note 27)	**265,044**	228,850
Cost of inventories sold or consumed in operation	**123,441**	104,747
Loss on disposal of fixed assets	**4,835**	2,492
Discarding of fixed assets due to renovation of hotels	**4,194**	2,642
Expenses on share options granted	**4,415**	3,468
Impairment loss on properties under development	**2,758**	–
Auditors' remuneration	**862**	735

26 Other gains – net

	2006 US$'000	2005 US$'000
Fair value gains on investment properties (Note 7)	**51,503**	26,410
Reversal of impairment/(impairment loss) on available-for-sale financial assets	**319**	(74)
Gains (realised and unrealised) on financial assets held for trading	**21,022**	7,494
Fair value (losses)/gains on derivative financial instruments		
– interest-rate swap contracts	**(10,413)**	3,539
Loss on disposal of associates	**–**	(2,925)
Gains on disposal of partial interests in subsidiaries (Note 35)	**–**	340
Gain on disposal of a hotel	**–**	2,389
Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**694**	–
Goodwill impairment	**(1,026)**	–
Interest income	**7,929**	4,940
Dividend income	**864**	1,008
Tax refund on reinvestment of dividend from subsidiaries and an associate	**7,613**	457
Others	**1,788**	1,165
	80,293	44,743

27 Employee benefit expenses

(excluding directors' emoluments)

	2006 US$'000	2005 US$'000
Wages and salaries (including unutilised annual leave)	**201,727**	178,718
Pension costs	**13,518**	12,028
Other welfare	**49,799**	38,104
	265,044	228,850

Pension Scheme Arrangement

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent US$129) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2006 were not material.

27 Employee benefit expenses (continued)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and were charged to the profit and loss account as incurred. The maximum contributions by the subsidiaries for each employee for the Group's subsidiaries in Singapore are fixed by the Singapore government at S$585 (equivalent to US$380) per month for monthly salaries and bonus payment. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 12% of their gross salaries and bonus, if applicable, to such fund respectively.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employees' final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary at 31 December 2006 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 8% per annum and salary will increase by 5% per annum. Based on this report, both Makati Shangri-La Hotel & Resort, Inc., Edsa Shangri-La Hotel & Resort, Inc. and Mactan Shangri-La Hotel & Resort, Inc. have unrecognised actuarial losses of Peso 15,782,000 (equivalent to US$319,000), Peso 2,301,000 (equivalent to US$47,000) and Peso 7,100,000 (equivalent to US$144,000) respectively.

Total pension cost including charges for directors charged to the income statement for the year under all pension schemes was US$13,625,000 (2005: US$12,110,000).

28 Directors' and senior management's emoluments

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2006 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[4] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	201	139	2,581	–	231	8	–	3,160
Mr LUI Man Shing	5	–	–	–	–	–	–	5
Mr Giovanni ANGELINI	146	396	3,613	–	201	86	–	4,442
Mr NG Si Fong, Alan	–	193	250	–	126	8	–	577
Madam KUOK Oon Kwong	24	168	266	–	5	3	–	466
Mr HO Kian Guan	52	–	–	–	–	–	–	52
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr WONG Kai Man[2]	19	–	–	–	–	–	–	19
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr YE Longfei	–	464	774	–	7	2	–	1,247
Mr TOW Heng Tan[3]	19	–	–	–	–	–	–	19

28 Directors' and senior management's emoluments (continued)

The remuneration received from the Group by every Director of the Company for the year ended 31 December 2005 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Discretionary bonuses US$'000	Inducement fees US$'000	Other benefits[4] US$'000	Employer's contribution to pension schemes US$'000	Compensation for loss of office as director US$'000	Total US$'000
Mr KUOK Khoon Loong, Edward	–	323	2,571	–	225	8	–	3,127
Mr LUI Man Shing	4	–	–	–	–	–	–	4
Mr Giovanni ANGELINI	145	335	3,213	–	186	62	–	3,941
Mr NG Si Fong, Alan	–	153	223	–	125	8	–	509
Madam KUOK Oon Kwong	23	155	142	–	5	3	–	328
Mr HO Kian Guan	46	–	–	–	–	–	–	46
Mr LEE Yong Sun	19	–	–	–	–	–	–	19
Mr Roberto V. ONGPIN	19	–	–	–	–	–	–	19
Mr Alexander Reid HAMILTON	39	–	–	–	–	–	–	39
Mr Timothy David DATTELS	19	–	–	–	–	–	–	19
Mr HO Kian Hock[1]	–	–	–	–	–	–	–	–
Mr YE Longfei	–	348	643	–	4	1	–	996
Mr TOW Heng Tan[3]	37	–	–	–	–	–	–	37

Notes:

(1) Mr HO Kian Hock is Alternate Director to Mr HO Kian Guan.

(2) Mr WONG Kai Man was appointed as Director on 1 July 2006.

(3) Mr TOW Heng Tan resigned as Director on 1 July 2006.

(4) Other benefits include housing, holiday warrant, medical expenses and insurance premium. Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to the Directors options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the Directors in 2006 was included in the total expense on share options granted (Note 25).

28 Directors' and senior management's emoluments (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2006 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni ANGELINI	15 January 2000	I	8.30	266,505	-	-	(266,505)	-	8.82	6.63	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	-	-	(266,505)	-	8.82	6.63	15 January 2002 – 14 January 2010
Mr YE Longfei	15 January 2001	I	7.80	339,606	-	-	(339,606)	-	8.18	6.62	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	-	-	(260,394)	79,212	8.18	6.62	15 January 2003 – 14 January 2011

28 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong,	28 April 2005	I	11.75	250,000	–	–	(230,000)	20,000	11.60	3.82	28 April 2006 – 27 April 2015
Edward	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr LUI Man Shing	29 May 2002	I	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	9.85	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	(150,000)	–	11.60	5.06	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	60,000	–	–	60,000	14.60	–	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	500,000	–	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	–	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	50,000	–	–	50,000	14.60	–	16 June 2008 – 15 June 2016

28 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Madam KUOK Oon Kwong	28 April 2005	I	11.75	150,000	-	-	-	150,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	150,000	-	-	-	150,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	-	60,000	-	-	60,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	-	60,000	-	-	60,000	14.60	-	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	11.75	75,000	-	-	-	75,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	29 May 2002	I	6.80	75,000	-	-	(75,000)	-	6.81	8.39	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	-	-	(75,000)	-	6.81	8.39	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	75,000	-	-	(75,000)	-	11.60	3.60	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	75,000	-	-	-	75,000	11.60	-	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	-	-	-	75,000	11.60	-	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	-	30,000	-	-	30,000	14.60	-	16 June 2008 – 15 June 2016

28 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2006	No. of option shares granted during the year	No. of option shares lapsed during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2006	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Alexander	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
Reid HAMILTON	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr Timothy David DATTELS	28 April 2005	I	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	30,000	–	–	30,000	14.60	–	16 June 2008 – 15 June 2016
Mr YE Longfei	29 May 2002	II	6.80	150,000	–	–	(150,000)	–	6.81	7.99	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	250,000	–	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
	16 June 2006	I	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2007 – 15 June 2016
	16 June 2006	II	14.00	–	100,000	–	–	100,000	14.60	–	16 June 2008 – 15 June 2016
Mr TOW Heng Tan	28 April 2005	I	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	75,000	–	(75,000)	–	–	11.60	–	28 April 2007 – 27 April 2015

28 Directors' and senior management's emoluments (continued)

Movement of option shares granted to the Directors for the year ended 31 December 2005 are as follows:

(i) Under the Executive Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Giovanni ANGELINI	15 January 2000	I	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	266,505	–	–	–	266,505	8.82	–	15 January 2002 – 14 January 2010
Mr YE Longfei	1 May 1998	I	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 1999 – 30 April 2008
	1 May 1998	II	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2000 – 30 April 2008
	1 May 1998	III	5.60	96,760	–	–	(96,760)	–	8.26	4.39	1 May 2001 – 30 April 2008
	15 January 2000	I	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2001 – 14 January 2010
	15 January 2000	II	8.30	193,822	–	–	(193,822)	–	8.82	3.83	15 January 2002 – 14 January 2010
	15 January 2001	I	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2002 – 14 January 2011
	15 January 2001	II	7.80	339,606	–	–	–	339,606	8.18	–	15 January 2003 – 14 January 2011

28 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr KUOK Khoon Loong,	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
Edward	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr LUI Man Shing	29 May 2002	I	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Mr Giovanni ANGELINI	28 April 2005	I	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	500,000	–	–	500,000	11.60	–	28 April 2007 – 27 April 2015
Mr NG Si Fong, Alan	29 May 2002	I	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	60,000	–	–	–	60,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Madam KUOK Oon Kwong	28 April 2005	I	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	150,000	–	–	150,000	11.60	–	28 April 2007 – 27 April 2015
Mr HO Kian Guan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr LEE Yong Sun	29 May 2002	I	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	–	75,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015

28 Directors' and senior management's emoluments (continued)

(ii) Under the New Option Scheme (continued)

	Date of grant	Tranche	Closing price per share on the business day immediately before date of grant HK$	No. of option shares held as at 1 January 2005	No. of option shares granted during the year	Transfer to other category during the year	No. of option shares exercised during the year	No. of option shares held as at 31 December 2005	Exercise price per option share HK$	Excess of weighted average closing price per share on exercise date over exercise price HK$	Exercisable Period
Mr Roberto V. ONGPIN	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Alexander Reid HAMILTON	29 May 2002	I	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2003 – 28 May 2012
	29 May 2002	II	6.80	75,000	–	–	(75,000)	–	6.81	5.09	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr Timothy David DATTELS	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015
Mr YE Longfei	29 May 2002	II	6.80	150,000	–	–	–	150,000	6.81	–	29 May 2004 – 28 May 2012
	28 April 2005	I	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	250,000	–	–	250,000	11.60	–	28 April 2007 – 27 April 2015
Mr TOW Heng Tan	28 April 2005	I	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2006 – 27 April 2015
	28 April 2005	II	11.75	–	75,000	–	–	75,000	11.60	–	28 April 2007 – 27 April 2015

28 Directors' and senior management's emoluments (continued)

Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2005: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2005: two) individuals during the year are as follows:

	2006 US$'000	2005 US$'000
Basic, salaries, housing allowances, other allowances and benefits in kind	**920**	852
Employer's contribution to pension schemes	**58**	52
Discretionary bonuses	**1,041**	488
Inducement fee to join the Group	**–**	–
Compensation for loss of office	**–**	–
	2,019	1,392

Pursuant to the Executive Option Scheme and the New Option Scheme of the Company (Note 17), the Company granted to these two individuals (2005: two) options to subscribe for shares in the Company subject to terms and conditions stipulated therein. The fair value of option shares granted to the two individuals in 2006 was included in the total expenses on share options granted (Note 25).

The emoluments fell within the following bands:

	Number of individuals	
	2006	2005
Emolument bands		
HK$8,000,001 – HK$8,500,000	**1**	–
HK$7,000,001 – HK$7,500,000	**1**	–
HK$5,500,001 – HK$6,000,000	**–**	1
HK$5,000,001 – HK$5,500,000	**–**	1

29 Finance costs

	2006 US$'000	2005 US$'000
Interest expense:		
– bank loans and overdrafts	**64,995**	34,880
– other loans interest	**11**	–
– convertible bonds wholly repayable within five years (Note 20)	**2,818**	6,667
	67,824	41,547
Less: amount capitalised	**(18,116)**	(7,002)
	49,708	34,545
Net foreign exchange transaction gains	**(17,247)**	(1,694)
	32,461	32,851

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 4.8% per annum (2005: 3.7%).

30 Share of profit of associates

Share of profit in 2006 is stated after the share of loss of US$14,677,000 due to the implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate and US$6,177,000 (2005: US$16,262,000) share of the fair value gains of investment properties after provision for deferred tax liabilities.

31 Income tax expense

	2006 US$'000	2005 US$'000
Current income tax		
– Hong Kong profits tax	**11,355**	8,679
– Overseas taxation	**42,882**	28,922
Deferred income tax (note 23)	**9,254**	14,703
	63,491	52,304

Share of associates' taxation for the year ended 31 December 2006 of US$32,255,000 (2005: US$31,044,000) is included in the income statement as share of profits of associates.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2006 US$'000	2005 US$'000
Profit before income tax	**282,820**	219,835
Calculated at a taxation rate of 17.5%	**49,494**	38,471
Effect of different taxation rates of subsidiaries operating in other countries	**16,681**	16,326
Income not subject to taxation	**(42,353)**	(28,532)
Expenses not deductible for taxation purposes	**33,438**	21,888
Tax effect on unrecognised tax losses	**5,362**	3,005
Utilisation of previously unrecognised tax losses	**(2,656)**	(5,016)
Effect on opening net deferred taxation resulting from an increase in tax rate	**–**	3,909
(Over)/under provision in prior year	**(66)**	204
Withholding tax	**3,333**	3,713
Derecognition of deferred tax assets by a subsidiary	**3,233**	–
Tax incentive	**(2,201)**	(1,960)
Others	**(774)**	296
Taxation charge	**63,491**	52,304

31 Income tax expense (continued)

(a) Hong Kong profits tax is provided at a rate of 17.5% (2005: 17.5%) on the estimated assessable profit of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

32 Profit attributable to equity holders and retained earnings of the Company

The profit attributable to equity holders is dealt with in the financial statements of the Company to the extent of US$115,253,000 (2005: US$28,358,000).

Movement of retained earnings of the Company

	2006 US$'000	2005 US$'000
Retained earnings		
Balance at 1 January	**41,760**	76,892
Profit for the year	**115,253**	28,358
2005/2004 final dividend paid	**(32,691)**	(30,878)
2006/2005 interim dividend paid (Note 34)	**(42,638)**	(32,612)
Balance at 31 December	**81,684**	41,760
Representing		
2006/2005 final dividend proposed (Note 34)	**33,295**	32,639
Retained earnings	**48,389**	9,121
Balance at 31 December	**81,684**	41,760

33 Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2005
Profit attributable to equity holders of the Company (US$'000)	**202,173**	150,990
Weighted average number of ordinary shares in issue (thousands)	**2,536,510**	2,460,837
Basic earnings per share (US cents per share)	**7.97**	6.14

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the years ended 31 December 2006 and 2005, all the share options issued under the Executive Option Scheme and all the share options under the New Option Scheme have the greatest dilution effect.

	2006	2005
Profit attributable to equity holders of the Company (US$'000)	**202,173**	150,990
Weighted average number of ordinary shares in issue (thousands)	**2,536,510**	2,460,837
Adjustments for – share options (thousands)	**7,787**	4,305
Weighted average number of ordinary shares for diluted earnings per share (thousands)	**2,544,297**	2,465,142
Diluted earnings per share (US cents per share)	**7.95**	6.13

34 Dividends

	2006 US$'000	2005 US$'000
Interim dividend paid of HK13 cents (2005: HK10 cents) per ordinary share	**42,638**	32,612
Proposed final dividend of HK10 cents (2005: HK10 cents) per ordinary share	**33,295**	32,639
	75,933	65,251

At a meeting held on 27 March 2007, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2006, this proposed dividend is not reflected as a dividend payable in these financial statements but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

35 Notes to the consolidated cash flow statement

(a) Cash generated from operations

	2006 US$'000	2005 US$'000
Profit before income tax	**282,820**	219,835
Share of results of associates	**(41,957)**	(64,317)
Fair value gains on investment properties	**(51,503)**	(26,410)
Depreciation	**114,925**	104,521
Amortisation of leasehold land and land use rights and trademark	**9,019**	8,512
Interest on bank loans and overdrafts, other loans and convertible bonds	**49,708**	34,545
Interest income	**(7,929)**	(4,940)
Dividend income	**(864)**	(1,008)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations and impairment loss	**11,787**	5,134
Gain on disposal of a hotel	**–**	(2,389)
Realised and unrealised gains on financial assets held for trading	**(21,022)**	(7,494)
(Reversal of impairment)/ impairment losses on available-for-sale financial assets	**(319)**	74
Expenses on share options granted	**4,415**	3,468
Fair value losses/(gains) on derivative financial instruments – interest-rate swap contracts	**10,413**	(3,539)
Goodwill impairment	**1,026**	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary	**(694)**	–
Gains on disposal of partial interest in subsidiaries	**–**	(340)
Losses on disposal of associates	**–**	2,925
Operating profit before working capital changes	**359,825**	268,577
Increase in inventories	**(1,308)**	(1,785)
Increase in accounts receivable, prepayments and deposits	**(22,569)**	(16,661)
Decrease/(increase) in amounts due from associates	**2,132**	(3,703)
Increase in accounts payable and accruals	**40,101**	41,793
Net cash generated from operations	**378,181**	288,221

35 Notes to the consolidated cash flow statement (continued)

(b) Disposal of partial interests in subsidiaries in 2005

(i) In December 2005, the Group disposed 50.5% equity interest out of its 99% holding in Shanghai Ji Xiang Properties Co., Ltd., an investment holding company incorporated in The People's Republic of China (the "PRC") which currently owns a piece of land for property development in Shanghai. This disposal was part of the discloseable and connected transactions relating to the joint acquisition, ownership and development of four connected sites in Shanghai as approved by the independent shareholders of the Company in 2004.

The total cash consideration for the disposal of the 50.5% equity interest and assignment of proportionate share of amounts due to the Group was US$39,488,308.

	US$'000
Details of the disposal:	
Cash consideration received in January 2006 (Note 14)	39,488
Less: fair value of effective interest of net assets disposed	(38,380)
: fair value of amount due to the Group disposed	(756)
: other expenses	(55)
Gain on disposal	297

The assets and liabilities disposed are as follows:

	Fair value and carrying amount US$'000
Investment properties (Note 7)	78,319
Cash and cash equivalent	11
Amount due to a shareholder	(1,481)
Other liabilities	(849)
Net assets	76,000
1% minority interest	(760)
The Group's share of net assets	75,240
Share of net assets disposed	(38,380)
Share of net assets owned by the Group after disposal (Note 11)	36,860

(ii) In July 2005, the Group also disposed 5% equity interest in a wholly owned subsidiary and assigned 5% of the outstanding shareholder loan to the buyer at face value for a cash consideration of HK$5 and US$1,520,000, respectively. This subsidiary holds 100% interest in a project company in Ningbo, PRC for development of the Shangri-La Hotel, Ningbo. The Group recorded a gain on disposal of US$43,000 during the year ended 31 December 2005.

(iii) Total gains on disposal of partial interests in subsidiaries during the year ended 31 December 2005 were US$340,000 (Note 26).

36 Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 31 December 2006, financial guarantees of the Group were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associates. The utilised amount of such facilities covered by the Company's guarantees and which also represented the financial exposure of the Company at the balance sheet date amounts to US$1,441,224,000 (2005: US$1,009,813,000) for the subsidiaries and US$22,419,000 (2005: US$20,439,000) for associates.

(ii) The Group executed proportionate guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$41,039,000 (2005: US$30,385,000).

Guarantees are stated at their respective contracted amounts. The Board are of the opinion that it is not probable that such guarantees will be called upon.

(b) Contingent liabilities

As at 31 December 2006, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$5,376,000 (equivalent to US$4,251,000) (2005: A$10,000,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 26 April 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (2005: Nil).

(c) Charges over assets

As at 31 December 2006, bank loans of a subsidiary amounting to US$3,000 (2005: US$36,000) were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000 (2005: US$93,000).

37 Commitments

(a) The Group's capital expenditure at the balance sheet date but not yet incurred is as follows:

	2006	2005
	US$'000	US$'000
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**20,986**	28,693
Authorised but not contracted for	**43,046**	36,771
Development projects		
Contracted but not provided for	**461,038**	324,531
Authorised but not contracted for	**927,670**	1,502,325
	1,452,740	1,892,320

(b) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2006	2005
	US$'000	US$'000
Not later than one year	**11,875**	10,136
Later than one year and not later than five years	**26,279**	24,866
Later than five years	**119,873**	118,752
	158,027	153,754

(c) At 31 December 2006, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2006	2005
	US$'000	US$'000
Not later than one year	**13,259**	10,268
Later than one year and not later than five years	**9,504**	7,212
Later than five years	**–**	36
	22,763	17,516

(d) The Company had entered into HIBOR and LIBOR interest-rate swap contracts for an aggregate principal amount of HK$4,460,000,000 and US$100,000,000 at fixed interest rates between 4.335% to 4.70% per annum to reduce its interest rate exposure. These contracts will be maturing between March 2010 through September 2013.

38 Related party transactions

Kerry Group Limited ("KGL"), which owns approximately 49.32% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 31 December 2006, has significant influence over the Company.

The following transactions were carried out with related parties:

	2006 US$'000	2005 US$'000
(a) Transactions with subsidiaries of KGL during the year (other than subsidiaries of the Company)		
Receipt of hotel management and related services and royalty fees	**2,085**	1,874
Reimbursement of office expenses and payment of administration and related expenses	**1,173**	1,754
Payment of office rental, management fees and rates	**304**	329
Purchase of edible oil	**61**	519
(b) Transactions with associates of the Group during the year (other than a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**8,370**	7,106
Receipt for laundry services	**728**	660

	2006 US$'000	2005 US$'000
(c) Financial assistance provided to subsidiaries of KGL as at 31 December (other than subsidiaries of the Company)		
Balance of loan to associates of the Group	**84,082**	53,447
Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**22,418**	20,440
(d) Financial assistance provided to associates of the Group as at 31 December (excluding item (c) above)		
Balance of loan to associates of the Group	**56,145**	53,730
Balance of guarantees executed for securing bank loans/facilities granted to associates of the Group	**18,620**	10,886

There are no material changes to the terms of the above transactions during the year.

	2006 US$'000	2005 US$'000
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**9,790**	8,823
Post employment benefits	**107**	82

39 Group structure – principal subsidiaries and associates

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	–	Investment holding	1
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	–	Group financing	1
Shangri-La Finance Limited	The British Virgin Islands	Ordinary US$1,000	100	–	Group financing	1
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Investment holding	1
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	–	100	Hotel ownership and operation	1
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	–	80	Hotel ownership and operation	1
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	US$32,000,000	–	51.30	Hotel ownership and operation	2, 5, 7
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	US$16,000,000	–	100	Hotel ownership and operation	6, 7

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$47,000,000	–	100	Hotel ownership and operation	2, 4, 7
Shenyang Traders Hotel Ltd.	The People's Republic of China	US$28,334,000	–	100	Hotel ownership and operation	6, 7
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	RMB167,000,000	–	90	Hotel ownership and operation and real estate operation	5, 7
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	RMB25,000,000	–	90	Real estate development and operation	5, 7
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$44,000,000	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$51,666,670	–	100	Hotel ownership and operation and real estate development and operation	6, 7
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	US$12,000,000	–	100	Hotel ownership and operation	4, 7
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$20,767,000	–	100	Hotel ownership and operation	6, 7

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	US$6,000,000	–	92	Real estate development and operation	5, 7
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$26,667,000	–	92	Hotel ownership and operation	5, 7
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	HK$94,860,051	–	100	Real estate development	3, 6, 7
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$22,200,000	–	100	Hotel ownership and operation	6, 7
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	US$16,310,000	–	51	Hotel ownership and operation	5, 7
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	RMB486,502,250	–	100	Real estate development and operation	3, 6, 7
Shangri-La Hotel (Chengdu) Co., Ltd.	The People's Republic of China	US$41,540,000	–	80	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guangzhou Pazhou) Co., Ltd.	The People's Republic of China	US$48,340,000	–	100	Hotel ownership and operation	3, 6, 7

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shangri-La Hotel (Shenzhen Futian) Co., Ltd.	The People's Republic of China	US$20,000,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Ningbo) Co., Ltd.	The People's Republic of China	US$53,270,000	–	95	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Wenzhou) Co., Ltd.	The People's Republic of China	US$16,500,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Xian) Co., Ltd.	The People's Republic of China	US$16,800,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Guilin) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Baotou) Co., Ltd.	The People's Republic of China	US$24,400,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Huhhot) Co., Ltd.	The People's Republic of China	US$21,670,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Manzhouli) Co., Ltd.	The People's Republic of China	US$8,200,000	–	100	Hotel ownership and operation	3, 6, 7
Shangri-La Hotel (Zhoushan) Co., Ltd.	The People's Republic of China	RMB18,490,620	–	100	Hotel ownership and operation	3, 6, 7

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shangri-La Ulaanbaatar Limited	Republic of Mongolia	US$5,000,000	–	60	Property Investment	3
Makati Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Boracay Shangri-La Hotel & Resort, Inc.	The Philippines	Common Peso 10,825,000	–	100	Hotel ownership and operation	3
Addu Investments Private Limited	Maldives	Rufiyaa 65,000,000	–	70	Hotel ownership and operation	3
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	2
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	–	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	–	100	Hotel ownership and operation	
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	–	52.78	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	–	52.78	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	52.78	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	–	31.67	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	–	64.59	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	–	52.78	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	–	52.78	Investment holding and property investment	
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	–	59.16	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	–	73.61	Hotel, serviced apartments and office ownership and operation	

39 Group structure – principal subsidiaries and associates (continued)

(a) At 31 December 2006, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares		Nature of business	Notes
			Direct	Indirect		
Shangri-La Hotels (Paris) SARL	France	EUR10,000	100	–	Hotel ownership and operation	3
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	–	Investment holding	1
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	–	100	Hotel management, marketing, consultancy and reservation services	1
Shangri-La Hotel Management (Shanghai) Co., Ltd	The People's Republic of China	US$140,000	–	100	Hotel management, marketing and consultancy services	6, 7
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	–	100	Licensing use of intellectual property rights	

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture.

5 Equity Joint Venture.

6 Wholly Foreign Owned Enterprise.

7 The amount of paid up/issued capital for subsidiaries incorporated in The People's Republic of China represented the amount of paid in registered capital.

39 Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2006, the Group held interests in the following principal associates:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	2
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	38	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	1
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	2
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	2
Shanghai Xin Ci Hou Properties Co., Ltd.	The People's Republic of China	24.75	Real estate development and operation	2
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	49	Real estate development and operation	2, 3
Shanghai Jin Ci Hou Properties Company Limited	The People's Republic of China	49	Real estate development and operation	3

39 Group structure – principal subsidiaries and associates (continued)

(b) At 31 December 2006, the Group held interests in the following principal associates: (continued)

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	Notes
Shanghai Ming Cheng Real Estate Development Co., Ltd.	The People's Republic of China	49	Real estate development and operation	3
Shanghai Pudong Kerry City Properties Co., Ltd.	The People's Republic of China	23.20	Hotel ownership and operation and property investment	3
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Tanjong Aru Hotel Sdn. Bhd.	Malaysia	40	Hotel ownership and operation	
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	
Fine Winner Holdings Limited	Hong Kong	30	Hotel ownership and operation	1

Notes:

1 Associates audited by PricewaterhouseCoopers, Hong Kong.

2 Associates audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Associates which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

(c) The above tables list out the subsidiaries and associates of the Company as at 31 December 2006 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

40 Hotel properties of subsidiaries and associates

(a) Details of hotel properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Medium lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen East Side, Railway Station, 1002 Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease

Address	Existing use	Lease term
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 569 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Medium lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease

40 Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Zhongshan 16 Qi Wan Road North, Eastern Area, Zhongshan 528403, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Fuzhou No. 9 Xin Quan Nan Road, Fuzhou 350005, The People's Republic of China	Hotel operation	Long lease
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease

Address	Existing use	Lease term
Shangri-La's Mactan Resort & Spa, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold

40 Hotel properties of subsidiaries and associates (continued)

(a) Details of hotel properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Traders Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation, residential and office rental	Freehold

(b) Details of hotel properties of the associates are as follows:

Address	Existing use	Lease term
China World Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Beijing 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation	Medium lease
The Kerry Centre Hotel, Beijing 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease

40 Hotel properties of subsidiaries and associates (continued)

(b) Details of hotel properties of the associates are as follows: (continued)

Address	Existing use	Lease term
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease
Shangri-La's Tanjung Aru Resort, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease
Novotel Century Harbourview, Hong Kong No. 508 Queen's Road West, Western District, Hong Kong	Hotel operation	Medium lease

41 Investment properties of subsidiaries and associates

(a) Details of investment properties of the subsidiaries are as follows:

Address	Existing use	Lease term
Shangri-La Residences, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No. 1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold

41 Investment properties of subsidiaries and associates (continued)

(b) Details of investment properties of the associates are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Office and commercial rental	Freehold

42 Events after the balance sheet date

(a) In January 2007, the Company issued 4,216,216 new ordinary shares to a holder of convertible bonds who has exercised the right of conversion at a conversion price of HK$9.25 per ordinary share before 31 December 2006.

(b) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 31 December 2006 and up to the approval date of these financial statements:

Issue date of ordinary shares	Face value of convertible bonds US$'000	Number of new ordinary shares issued
February 2007	16,932	14,277,794

(c) The Company issued a total of 1,090,362 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 31 December 2006 and up to the approval date of these financial statements.

(d) In January 2007, the Company executed a HIBOR interest-rate swap contract for a principal amount of HK$300 million for a period of 7 years at fixed interest rate of 4.28% per annum to reduce its interest rate exposure.

43 Approval of financial statements

The financial statements were approved by the Board on 27 March 2007.

Five Year Summary

The financial summary of the Group for the last five years are as follows:

	2006	2005	2004	2003	2002
	US$'000	US$'000	US$'000	US$'000	US$'000
Results					
Profit attributable to:					
Equity holders	**202,173**	150,990	113,518	7,198	34,568
Minority interests	**17,156**	16,541	9,005	4,767	6,675
Assets and liabilities					
Total assets	**5,075,678**	4,263,067	3,720,141	3,504,622	3,395,546
Total liabilities	**2,100,354**	1,632,853	1,554,697	1,658,336	1,562,688
Total equity	**2,975,324**	2,630,214	2,165,444	1,846,286	1,832,858



SHANGRI-LA ASIA LIMITED
21/F, CITIC Tower, No. 1 Tim Mei Avenue
Central, Hong Kong

www.shangri-la.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司**

(Stock Code: 00069)

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

Resolutions will be proposed at the Annual General Meeting of Shangri-La Asia Limited to be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 23 May 2007 at 10:00 a.m. to approve, inter alia, the matters referred to in this circular.

The Notice convening the Annual General Meeting together with the form of proxy for use at the Annual General Meeting are enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

* *For identification purpose only*

27 April 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2006 Annual General Meeting"	the annual general meeting of the Company held at 10:00 a.m. on Wednesday, 24 May 2006
"Annual General Meeting"	the annual general meeting of the Company to be held at 10:00 a.m. on Wednesday, 23 May 2007 at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong
"Board"	the Board of Directors of the Company
"Bye-Laws"	the bye-laws of the Company as amended from time to time
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the HK Stock Exchange with secondary listing on SGX-ST
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"KGL"	Kerry Group Limited
"Latest Practicable Date"	18 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the HK Stock Exchange
"Notice"	a notice dated 27 April 2007 convening the Annual General Meeting, a copy of which is set out on pages 15 to 18 of this circular

"Recognised Stock Exchange"	any stock exchange recognised by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange for the purpose of securities repurchases
"SFO"	Securities and Futures Ordinance
"SGX-ST"	the Singapore Exchange Securities Trading Limited
"Share(s)"	the ordinary share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Mandate"	a general and unconditional mandate to be given to the Directors to exercise the powers of the Company to repurchase at any time until the next annual general meeting of the Company or such earlier period as stated in the Share Resolution the Shares up to a maximum of 10 per cent of the fully paid-up issued share capital of the Company at the date of the Share Resolution
"Share Resolution"	the ordinary resolution referred to in item 6B of the Notice
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

Executive Directors:
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr LUI Man Shing *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON†
Mr Timothy David DATTELS†
Mr WONG Kai Man†
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

† *Independent Non-Executive Directors*

* *For identification purpose only*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

27 April 2007

Dear Shareholders,

PROPOSAL FOR GRANT OF GENERAL MANDATE TO REPURCHASE SHARES, RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to, inter alia, the Share Repurchase Mandate to enable you to make an informed decision on whether to vote for or against the Share Resolution to be proposed at the Annual General Meeting.

2. GENERAL MANDATE TO REPURCHASE SHARES

The latest general mandate to repurchase Shares up to a maximum of 10 per cent of the fully paid-up issued Shares was granted to the Directors at the 2006 Annual General Meeting.

The Share Resolution will be proposed at the Annual General Meeting to approve the grant of the Share Repurchase Mandate to the Directors. The Share Repurchase Mandate will continue in force until the conclusion of the next annual general meeting of the Company or any earlier date as referred to in item 6B of the Notice.

Shareholders should refer to the explanatory statement contained in the Appendix I of this circular, which sets out further information in relation to the Share Repurchase Mandate.

3. ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out on pages 15 to 18 of this circular. At the Annual General Meeting, ordinary resolutions to approve, inter alia, the Share Repurchase Mandate will be proposed.

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to Abacus Share Registrars Limited, the Company's branch share registrar in Hong Kong, of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and return of the form of proxy will not prevent you from attending and voting at the Annual General Meeting if you so wish.

Pursuant to Bye-Law 70 of the Bye-Laws, subject to the Listing Rules, a resolution put to the vote of the general meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three shareholders present in person or by duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(iv) by any shareholder or shareholders present in person or by duly authorized corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In addition, if the aggregate proxies held by (i) the Chairman of a particular meeting, and (ii) the Directors, account for 5% or more of the total voting rights at that meeting, and if on a show of hands in respect of any resolution, the meeting votes in the opposite manner to that instructed in the proxies referred to above, the Chairman of the meeting and/or any Director holding proxies as aforesaid shall demand a poll, unless it is apparent from the total proxies held by those persons that a vote taken on a poll will not reverse the vote taken on a show of hands.

4. RECOMMENDATION

The Directors are of the opinion that the grant of the Share Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend shareholders to vote in favour of the Share Resolution to be proposed at the Annual General Meeting.

5. GENERAL INFORMATION

Your attention is drawn to the information contained in Appendix II and Appendix III of this circular which set out details of the retiring Directors proposed to be re-elected at the Annual General Meeting and the Directors' fees (including fees payable to members of the Audit and Remuneration Committees) for the year ended 31 December 2007 respectively.

Yours faithfully,
On Behalf of the Board of
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

The following is the explanatory statement required to be sent to shareholders under the Listing Rules to enable them to make an informed decision on whether to vote for or against the ordinary resolution in relation to the Share Repurchase Mandate to be proposed at the Annual General Meeting.

1. SHARE REPURCHASE PROPOSAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,580,764,350 fully paid-up Shares. It is proposed that up to a maximum of 10 per cent of the fully paid-up Shares in issue at the date of passing of the Share Resolution to approve the Share Repurchase Mandate may be repurchased by the Directors. Subject to the passing of the Share Resolution, on the basis that no further Shares are issued prior to the Annual General Meeting and ignoring other restrictions, the Company would be allowed under the Share Repurchase Mandate to repurchase up to a maximum of 258,076,435 fully paid-up Shares on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the annual report of the Company for the year ended 31 December 2006 and taking into account the financial position of the Company as at the Latest Practicable Date, in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. GENERAL

The Directors have undertaken to the HK Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Share Repurchase Mandate upon passing of the Share Resolution will be in accordance with the Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have a present intention, in the event that the Share Resolution is adopted by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, KGL was directly or indirectly interested in 1,260,243,372 Shares[note] as recorded in the register required to be kept under Section 336 of the SFO, which constituted approximately 48.83 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 54.26 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

5. SHARE REPURCHASES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Shares whether on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST or by private arrangement.

6. MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the HK Stock Exchange during each of the previous twelve months (from 1 April 2006 to 31 March 2007) were as follows:

		Shares	
Year	**Month**	**Highest Price** *HK$*	**Lowest Price** *HK$*
2006	April	14.30	12.55
	May	17.20	13.00
	June	16.25	13.40
	July	16.16	14.20
	August	16.10	14.88
	September	17.48	14.68
	October	18.30	16.22
	November	20.05	16.38
	December	23.00	17.90
2007	January	23.00	19.78
	February	22.80	19.80
	March	22.10	17.26

In relation to the re-election of retiring Directors as referred to in item 3 of the Notice, Mr Giovanni ANGELINI, Mr HO Kian Guan, Mr Roberto V. ONGPIN and Mr Timothy David DATTELS retire by rotation in accordance with Bye-Law 99 of the Company's Bye-Laws. All retiring Directors, being eligible, offer themselves for re-election at the Annual General Meeting.

The following are the particulars of the abovementioned retiring Directors as required under Rule 13.51(2) of the Listing Rules:

Mr Giovanni ANGELINI

Mr ANGELINI, aged 61, was appointed as an Executive Director of the Company in June 1999. He joined the Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited, a position that he has held since 1999, a Director of Kerry Holdings Limited and a Director of a number of companies within the Group. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr ANGELINI graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 42 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.

In 2004, Mr ANGELINI was awarded the degree of doctor of business administration in hospitality management "Honoris Causa" by the Johnson & Wales University, USA.

As at the Latest Practicable Date, Mr ANGELINI's interest in the Shares and underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest**	**Total**
The Company	Ordinary	100,000	–	–	100,000

Note:

1. These shares were held by Mr ANGELINI as beneficial owner.

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share	Number of Option Shares held as at the Latest Practicable Date
	HK$	
28 April 2005	11.60	1,000,000
16 June 2006	14.60	200,000

Mr ANGELINI has a service contract with the Company. The emoluments of the Executive Directors of the Company are reviewed by the Remuneration Committee of the Board of Directors of the Company with reference to the Group's performance and profitability, as well as the remuneration benchmark in the industry and the prevailing market conditions. For the year ended 31 December 2006, Mr ANGELINI received annual remuneration of approximately US$4,442,000 from the Group. This includes salary, housing, discretionary bonus, contribution to pension schemes and other benefits in kind.

Save as mentioned above, Mr ANGELINI does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr HO Kian Guan

Mr HO, aged 61, was appointed as a Non-Executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Bursa Malaysia Securities Berhad (the "BMSB")) and Keck Seng Investments (Hong Kong) Limited (a company listed on the HK Stock Exchange). Mr HO is a Director of Parkway Holdings Limited (a company listed on the SGX-ST). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand (a company listed on the Stock Exchange of Thailand). He was previously a Director of Petaling Garden Berhad and Pelangi Berhad (both companies listed on the BMSB) and resigned from the posts in May and August 2006 respectively. He is a brother of Mr HO Kian Hock.

As at the Latest Practicable Date, Mr HO's interest in the Shares and underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Shares

		Number of Shares Held			
Name of Company	**Class of Shares**	**Personal Interest** *(Note 1)*	**Family Interest**	**Corporate Interest** *(Note 2)*	**Total**
The Company	Ordinary	317,475	–	105,451,160	105,768,635

Notes:

1. These shares were held by Mr HO Kian Guan as beneficial owner.

2. 68,850,329 shares were held through companies which were controlled as to 33.33% by each of Mr HO Kian Guan and Mr HO Kian Hock.
   4,165,848 shares were held through a company which was controlled as to 25.00% by each of Mr HO Kian Guan and Mr HO Kian Hock.
   3,890,942 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.
   28,544,041 shares were held through companies which were controlled as to 6.64% and 6.80% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

Underlying Shares – Share Options granted by the Company

Date of Grant	**Exercise Price per Option Share** *HK$*	**Number of Option Shares held as at the Latest Practicable Date**
28 April 2005	11.60	150,000
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr HO pursuant to which Mr HO is appointed as a Non-Executive Director of the Company for a term commencing from 25 May 2004 (the date of his last re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. He is entitled to a Director's fee and a fee for acting as a member of the Audit Committee payable by the Company. For the year ended 31 December 2006, Mr HO received a Director's fee of HK$150,000 and a fee of HK$100,000 for acting as a member of the Audit Committee from the Company.

Save as mentioned above, Mr HO does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Roberto V. ONGPIN

Mr ONGPIN, aged 70, was appointed as a Non-Executive Director of the Company in August 2003. He is the Deputy Chairman of SCMP Group Limited and Director of E2-Capital (Holdings) Limited, both listed on the HK Stock Exchange. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, listed companies in the Philippines. Prior to 1979, Mr ONGPIN was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

As at the Latest Practicable Date, Mr ONGPIN's interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share Options granted by the Company

Date of Grant	Exercise Price per Option Share *HK$*	Number of Option Shares held as at the Latest Practicable Date
28 April 2005	11.60	150,000
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr ONGPIN pursuant to which Mr ONGPIN is appointed as a Non-Executive Director of the Company for a term commencing from 25 May 2004 (the date of his last re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. He is entitled to a Director's fee payable by the Company. For the year ended 31 December 2006, Mr ONGPIN received a Director's fee of HK$150,000 from the Company.

Mr ONGPIN informed the Company that on 23 November 1999, the United States District Court, Southern District of New York awarded a judgment against himself and other co-defendants for a total sum of US$4,016,306.67 in respect of an action for breach of contract. Proceedings to enforce such judgment in Hong Kong were opposed and challenged on the ground that such judgment was obtained by fraud. On 22 October 2001, an application for summary judgment was dismissed by the High Court of Hong Kong and Mr ONGPIN was granted leave to defend the action. Pleadings were exchanged and the matter was pending in the High Court.

Save as mentioned above, Mr ONGPIN does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr Timothy David DATTELS

Mr DATTELS, aged 49, was appointed as an Independent Non-Executive Director of the Company in February 2004. Mr DATTELS is currently a Partner for TPG Capital, L. P., based in San Francisco with a focus on Asian investing. He serves as a Director of Parkway Holdings Limited, a company listed on the SGX-ST, and Sing Tao News Corporation Limited, a Hong Kong based media company listed on the HK Stock Exchange. He was previously a director of Shenzhen Development Bank Co., Ltd. (a company listed on the Shenzhen Stock Exchange) and resigned from the post in June 2006. He is a trustee of the Asian Art Museum of San Francisco and also serves on the Dean's Advisory Board of the Rotman School of Business at the University of Toronto as well as a member of the Asia Pacific Council of The Nature Conservatory. He has held various management positions at Goldman Sachs and was elected Partner in 1996. He was Head of Investment Banking for all Asian countries outside of Japan from 1996 to 2000 where he advised several of Asia's leading entrepreneurs and governments. He holds a BA (Honors) from The University of Western Ontario and an MBA from Harvard Business School.

As at the Latest Practicable Date, Mr DATTELS' interest in the underlying Shares of the Company within the meaning of Part XV of the SFO is as follows:

Underlying Shares – Share Options granted by the Company

Date of Grant	**Exercise Price per Option Share** *HK$*	**Number of Option Shares held as at the Latest Practicable Date**
28 April 2005	11.60	150,000
16 June 2006	14.60	60,000

The Company has issued a letter of appointment to Mr DATTELS pursuant to which Mr DATTELS is appointed as an Independent Non-Executive Director of the Company for a term commencing from 25 May 2004 (the date of his last re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. He is entitled to a Director's fee payable by the Company. For the year ended 31 December 2006, Mr DATTELS received a Director's fee of HK$150,000 from the Company.

Save as mentioned above, Mr DATTELS does not have any other matters that need to be brought to the attention of the shareholders of the Company or any other information required to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

In relation to the fixing of Directors' fees (including fees payable to members of the Audit and Remuneration Committees) as referred to in item 4 of the Notice, the Directors recommended that the Directors' fees for the financial year ended 31 December 2007 be fixed at HK$150,000 per annum payable to each Non-Executive Director of the Company, subject to such terms (including as to pro-rating for the year ended 31 December 2007) as the Directors (or a duly authorised committee thereof) may in their absolute discretion see fit.

The Directors also propose that fees be payable to members of the Remuneration and Audit Committees (who are Non-Executive Directors of the Company) for their services rendered in 2007. Details are set out below:

(i) a fee of HK$50,000 per annum be payable to each member of the Remuneration Committee who is a Non-Executive Director of the Company for the services rendered in 2007, subject to such terms (including as to pro-rating for the year ended 31 December 2007) as the Directors may in their absolute discretion see fit.

(ii) a fee of not exceeding HK$100,000 per annum be payable to each member of the Audit Committee who is a Non-Executive Director of the Company for the services rendered in 2007, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to the actual attendance of such member at the Audit Committee meetings held during the year and subject to such other terms (including as to pro-rating for the year ended 31 December 2007) as the Directors may in their absolute discretion see fit.

The Directors' fees (including fees payable to members of the Audit and Remuneration Committees) proposed for the financial year ended 31 December 2007 as mentioned above are the same as those for the financial year ended 31 December 2006 which were approved by the shareholders of the Company at the 2006 Annual General Meeting.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

(Stock Code: 00069)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 23 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006;

2. To declare a final dividend for the year ended 31 December 2006;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 27 April 2007

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Monday, 21 May 2007 to Wednesday, 23 May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on Friday, 18 May 2007.

* *For identification purpose only*

此乃要件 請即處理

閣下如對本通函或應採取之行動有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部之香格里拉(亞洲)有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

建議授予股份購回一般授權，重選退任董事及股東週年大會通告

香格里拉(亞洲)有限公司將於二零零七年五月二十三日(星期三)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會上提呈決議案，以批准包括本通函所載之事項。

股東週年大會通告載於本通函內，而股東週年大會代表委任表格則隨本通函附上。無論 閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

* 僅供識別

二零零七年四月二十七日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零六年股東週年大會」	本公司於二零零六年五月二十四日(星期三)上午十時舉行之股東週年大會
「股東週年大會」	本公司將於二零零七年五月二十三日(星期三)上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「董事會」	本公司董事會
「公司細則」	不時修訂之本公司細則
「本公司」	香格里拉(亞洲)有限公司，一家於百慕達註冊成立之豁免及有限責任公司，其股份於香港聯交所主板擁有第一上市地位及新交所擁有第二上市地位
「董事」	本公司之董事
「本集團」	本公司及其附屬公司
「香港聯交所」	香港聯合交易所有限公司
「港元」	香港法定貨幣港元
「香港」	中華人民共和國香港特別行政區
「KGL」	Kerry Group Limited
「最後實際可行日期」	二零零七年四月十八日，即本通函付印前確認所載若干資料之最後實際可行日期
「上市規則」	香港聯交所證券上市規則
「通告」	於二零零七年四月二十七日所發出召開股東週年大會之通告，該通告已載於本通函第15頁至第18頁

「認可證券交易所」	任何獲香港證券及期貨事務監察委員會與香港聯交所認可作購回證券用途之證券交易所
「證券條例」	證券及期貨條例
「新交所」	新加坡證券交易所有限公司
「股份」	本公司股本中每股面值1.00港元之普通股股份
「股份購回授權」	一般性及無條件授權董事，在任何期間直至本公司下屆股東週年大會結束之日或在股份決議案內所訂較早之日，行使權力購回本公司股份，惟最多可購回本公司於股份決議案通過之日已發行股本10%之已繳足股份
「股份決議案」	通告中第6B項之普通決議案
「收購守則」	香港公司收購及合併守則



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司*
(股份代號：00069)

執行董事： 郭孔錀先生(主席) 雷孟成先生(副主席) Giovanni ANGELINI先生 吳士方先生	註冊辦事處： Canon's Court 22 Victoria Street Hamilton HM12 Bermuda
非執行董事： 郭雯光女士 何建源先生 李鏞新先生 Roberto V. ONGPIN先生 Alexander Reid HAMILTON先生[†] Timothy David DATTELS先生[†] 黃啟民先生[†] 何建福先生 (何建源先生之替任董事)	總辦事處及 香港主要營業地點： 香港 中區 添美道一號 中信大廈二十一樓

† 獨立非執行董事

* 僅供識別

敬啟者：

建議授予股份購回一般授權，
重選退任董事及
股東週年大會通告

1. 緒言

本通函旨在向各股東提供有關包括股份購回授權之詳情，而使各股東在獲得充足資料之情況下，決定投票贊成或反對於股東週年大會上提呈之股份決議案。

2. 股份購回一般授權

最近期授予之股份購回一般授權乃在二零零六年股東週年大會上，向董事授予可購回最多不超過10%之已發行及繳足股份之一般授權。

股份決議案將於股東週年大會上提呈，以批准向董事授予股份購回授權。股份購回授權將一直生效，直至本公司下屆股東週年大會結束時或通告所載第6B項決議案所述之任何較早日期為止。

謹請股東參閱本通函附錄I所載有關股份購回授權其他資料之說明函件。

3. 股東週年大會

股東週年大會通告載於本通函第15頁至18頁。多個普通決議案(其中包括批准股份購回授權)將於股東週年大會上提呈表決。

股東週年大會代表委任表格隨本通函附上。無論 閣下能否出席該會議，務請將代表委任表格按其印列之指示填妥，並於股東週年大會指定舉行時間48小時前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。填妥及交回代表委任表格， 閣下仍可親身出席股東週年大會並於會上投票。

根據公司細則第70條(惟受限於上市規則)，於股東大會上提呈投票之決議案必須以舉手方式表決，除非於宣佈舉手方式表決之結果時或之前或於撤回任何以投票方式表決之要求時：

(i) 大會主席；或

(ii) 至少三位親身出席大會之股東或其正式授權之公司代表或其委任代表(彼等須為有權於會議上投票之人士)；或

(iii) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一)；或

(iv) 任何親身出席大會之股東或其正式授權之公司代表或其委任代表(由其持有附有權利可於大會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一)

要求以投票方式表決。

此外，倘由(i)大會主席及(ii)董事所持有之委任代表投票權合共佔該會議之總投票權5%或以上，以及倘以舉手方式表決任何決議案時該會議之表決結果與上述代表委任表格所指示者相反，則持有上述委任代表投票權之大會主席及／或任何董事必須要求以投票方式表決，除非以該等人士持有之總代表權而言，舉行投票表決顯然不會推翻舉手表決之結果。

4. 推薦建議

董事認為，授予股份購回授權符合本公司及其股東之最佳利益。因此，董事建議各股東投票贊成將於股東週年大會上提呈之股份決議案。

5. 一般資料

謹請　閣下注意本通函附錄II及附錄III分別載有關於建議在股東週年大會上重選之退任董事之詳情及截至二零零七年十二月三十一日止年度之董事酬金（包括審核委員會及薪酬委員會成員之酬金）。

此致

列位股東　台照

代表董事會
香格里拉（亞洲）有限公司
主席
郭孔錀
謹啟

二零零七年四月二十七日

以下為上市規則規定須送呈股東之說明函件，使各股東可在獲得充足資料之情況下，決定投票贊成或反對將於股東週年大會上提呈有關股份購回授權之普通決議案。

1. 股份購回建議

於最後實際可行日期，本公司之已發行股本為2,580,764,350股已繳足股份。建議董事可購回之股份不得超過於股份決議案批准股份購回授權當日之已繳足股本之已發行股份10%。待股份決議案獲得通過後，假設於股東週年大會舉行前不再發行其他股份以及在不計入其他限制之情況下，本公司應可按股份購回授權在香港聯交所或認可證券交易所或新交所最多購回258,076,435股已繳足股份。

2. 購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份，乃符合本公司及其股東之最佳利益。該等購回可使本公司資產淨值及／或本公司之每股盈利增加(須視乎當時市況及資金安排而定)，而且只有在董事相信該購回將為本公司及其股東帶來利益之情況下方會作出。

3. 購回之資金來源

在購回股份時，本公司只可運用其公司規章文件及百慕達法例規定可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，或會對本公司之營運資金或資產負債比率(與本公司截至二零零六年十二月三十一日止年度之年報所載經審核綜合財務報表所披露之狀況比較及考慮到本公司於最後實際可行日期之日之財務狀況)有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下董事認為會對本公司不時所需之營運資金或資產負債比率有重大之不利影響。

4. 一般事項

董事已向香港聯交所承諾，在適當之情況下，本公司於股份決議案獲得通過後根據股份購回授權行使權力購回股份時將會遵照上市規則及百慕達適用法例之規定。

各董事(於作出一切合理查詢後，就彼等所知)或彼等之任何聯繫人(定義見上市規則)現時概無意在股份決議案獲得本公司股東採納之情況下，向本公司出售股份。

關連人士(定義見上市規則)概無知會本公司，表示在股份購回授權獲批准之情況下，彼等現時擬向本公司出售任何股份，而彼等亦無承諾不會在股份購回授權獲批准之情況下向本公司出售任何股份。

倘股份購回導致股東於本公司之投票權之相應權益增加，此增加將就收購守則而言被視作一項收購事宜。故此，一名股東或一批行動一致之股東(視乎股東權益增加之水平)可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制性收購。

於最後實際可行日期，根據證券條例第336條規定所須存置之登記名冊內記載，KGL直接或間接擁有1,260,243,372股股份[附註]之權益，佔本公司已發行股本所附之投票權約48.83%。倘股份購回授權獲全面行使(假設有關之事實及情況不變)，則KGL將持有本公司已發行股本所附之投票權約54.26%。

此增加可能導致出現須根據上文所述而作出強制性收購之情況。董事目前無意行使股份購回授權至某一程度，以致產生該收購之情況。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則承擔之後果。

附註：該等股份包括由泰國Shangri-La Hotel Public Company Limited之一家附屬公司所持有之股份。

5. 本公司作出之股份購回

本公司並無於最後實際可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

6. 市價

股份於二零零六年四月一日起至二零零七年三月三十一日止十二個月期間，每個月在香港聯交所買賣之最高價及最低價如下：

年份	月份	股份	
		最高價	最低價
		港元	港元
二零零六年	四月	14.30	12.55
	五月	17.20	13.00
	六月	16.25	13.40
	七月	16.16	14.20
	八月	16.10	14.88
	九月	17.48	14.68
	十月	18.30	16.22
	十一月	20.05	16.38
	十二月	23.00	17.90
二零零七年	一月	23.00	19.78
	二月	22.80	19.80
	三月	22.10	17.26

有關通告第3項所述之重選退任董事，Giovanni ANGELINI先生、何建源先生、Roberto V. ONGPIN先生及Timothy David DATTELS先生根據公司細則第99條輪值告退。所有退任董事均有資格及願意於股東週年大會上膺選連任。

以下為根據上市規則第13.51(2)條之規定所需之上述退任董事資料：

Giovanni ANGELINI先生

ANGELINI先生，現年61歲，於一九九九年六月獲委任為本公司執行董事。彼於一九九三年八月加入本集團，現為香格里拉國際飯店管理有限公司之董事總經理兼行政總裁(彼自一九九九年起擔任此職位)，並兼任嘉里控股有限公司之董事及本集團內多家公司之董事。在此之前，彼為Shangri-La Hotels and Resorts業務部之副總裁及香港港島香格里拉大酒店之總經理。ANGELINI先生畢業於The Institute Volonta (University of Rome)，修讀工商管理。彼為擁有豐富經驗之酒店／旅遊服務業經營者，彼在業內之過去四十二年中，曾在香港、新加坡、韓國、墨西哥、百慕達及其本國意大利管理優質酒店。

於二零零四年，ANGELINI先生獲美國Johnson & Wales University頒授酒店管理「Honoris Causa」之工商管理博士學位。

於最後實際可行日期，ANGELINI先生於本公司股份及相關股份之權益(定義見證券條例第XV部)如下：

股份

公司名稱	股份類別	所持股份數目			
		個人權益 (附註1)	家屬權益	公司權益	總計
本公司	普通股	100,000	–	–	100,000

附註：

1. 此等股份由ANGELINI先生以實益擁有人身份持有。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 港元	於最後實際可行日期持有之購股權數目
二零零五年四月二十八日	11.60	1,000,000
二零零六年六月十六日	14.60	200,000

ANGELINI先生與本公司訂有服務合約。本公司董事會之薪酬委員會經參考本集團之表現及盈利能力、業內之薪酬基準及當時市況，審閱本公司執行董事之薪酬。截至二零零六年十二月三十一日止年度，ANGELINI先生自本集團收取年薪約4,442,000美元，此金額包括薪金、房屋津貼、酌情花紅、退休金計劃供款及其他實物利益。

除上述者外，ANGELINI先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

何建源先生

何先生，現年61歲，於一九九三年五月獲委任為本公司非執行董事。何先生為激成集團屬下公司之執行主席，包括激成（馬來西亞）有限公司（一家在Bursa Malaysia Securities Berhad（「馬交所」）上市之公司）及激成投資（香港）有限公司（一家在香港聯交所上市之公司）。何先生為Parkway Holdings Limited（一家在新交所上市之公司）之董事。彼亦為香格里拉大酒店（九龍）有限公司、香格里拉國際飯店（杭州）有限公司、新加坡Shangri-La Hotel Limited及泰國Shangri-La Hotel Public Company Limited（一家在泰國證券交易所上市之公司）之董事。彼先前為Petaling Garden Berhad及Pelangi Berhad（兩家均於馬交所上市之公司）之董事，並分別於二零零六年五月及八月辭去有關職位。何建源先生為何建福先生之胞兄。

於最後實際可行日期，何先生於本公司股份及相關股份之權益（定義見證券條例第XV部）如下：

股份

公司名稱	股份類別	所持股份數目 個人權益 （附註1）	家屬權益	公司權益 （附註2）	總計
本公司	普通股	317,475	–	105,451,160	105,768,635

附註：

1. 此等股份由何建源先生以實益擁有人身份持有。

2. 68,850,329股股份透過由何建源先生及何建福先生各自控制33.33%權益之公司持有。
4,165,848股股份透過一家由何建源先生及何建福先生各自控制25.00%權益之公司持有。
3,890,942股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。
28,544,041股股份透過由何建源先生及何建福先生分別控制6.64%及6.80%權益之公司持有。

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 港元	於最後實際可行日期持有之購股權數目
二零零五年四月二十八日	11.60	150,000
二零零六年六月十六日	14.60	60,000

本公司已向何先生發出聘用函，據此，何先生獲委任為本公司非執行董事，任期由二零零四年五月二十五日（彼最後一次獲重選為本公司董事之日期）起至股東週年大會結束止。彼有權收取本公司支付之董事袍金及審核委員會酬金。截至二零零六年十二月三十一日止年度，何先生自本公司收取董事袍金150,000港元及審核委員會酬金100,000港元。

除上述者外，何先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

Roberto V. ONGPIN先生

ONGPIN先生，現年70歲，於二零零三年八月獲委任為本公司之非執行董事。彼為SCMP集團有限公司之副主席，並為金滙投資(集團)有限公司之董事(兩家公司均於香港聯交所上市)。彼亦為PhilWeb Corporation及ISM Communications Corporation(兩家公司均為菲律賓之上市公司)之主席。於一九七九年之前，ONGPIN先生為亞洲一家最大之會計及顧問公司SGV Group之主席兼主管合夥人。彼曾於一九七九年至一九八六年期間擔任菲律賓共和國貿易及工業部部長。彼持有哈佛大學工商管理碩士學位，並為菲律賓執業會計師。

於最後實際可行日期，ONGPIN先生於本公司相關股份之權益(定義見證券條例第XV部)如下：

相關股份—由本公司所授出之購股權

授出日期	每股購股權股份行使價	於最後實際可行日期持有之購股權數目
	港元	
二零零五年四月二十八日	11.60	150,000
二零零六年六月十六日	14.60	60,000

本公司已向ONGPIN先生發出聘用函，據此，ONGPIN先生獲委任為本公司非執行董事，任期由二零零四年五月二十五日(彼最後一次獲重選為本公司董事之日期)起至股東週年大會結束止。彼有權收取本公司支付之董事袍金。截至二零零六年十二月三十一日止年度，ONGPIN先生自本公司收取董事袍金150,000港元。

ONGPIN先生通知本公司，於一九九九年十一月二十三日，紐約南部地區美國地區法院對彼及其他被告人有關違約之檢控被裁決敗訴，涉及金額合共4,016,306.67美元。於香港執行該裁決的程序以因欺詐而獲取為由被提出反對。於二零零一年十月二十二日，提呈簡易裁決之申請被香港高等法院撤回，ONGPIN先生並獲准對該程序提出答辯。訴狀已提交而該事項有待高等法院裁決。

除上述者外，ONGPIN先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

Timothy David DATTELS先生

DATTELS先生，現年49歲，於二零零四年二月獲委任為本公司之獨立非執行董事。DATTELS先生現為TPG Capital, L.P.之合夥人，此公司以三藩市為基地，專註於亞洲投資業務。彼為Parkway Holdings Limited（一家在新交所上市之公司）及一家在香港聯交所上市並以香港為基地之傳媒公司星島新聞集團有限公司之董事。彼先前為深圳發展銀行股份有限公司（一家在深圳證券交易所上市之公司）之董事，已於二零零六年六月離任。彼為三藩市Asian Art Museum之受託人，亦為多倫多大學Rotman School of Business院長諮詢委員會服務，並為Nature Conservatory亞太顧問委員會成員。自加入高盛以來彼曾出任多個管理職位及於一九九六年獲選為合夥人。於一九九六年至二零零零年期間彼擔任日本以外所有亞洲國家之投資銀行主管，為多家亞洲首屈一指之企業及政府提供投資意見。彼持有西安大略大學之榮譽商業學位，並持有哈佛商學院工商管理碩士學位。

於最後實際可行日期，DATTELS先生於本公司相關股份之權益（定義見證券條例第XV部）如下：

相關股份－由本公司所授出之購股權

授出日期	每股購股權股份行使價 *港元*	於最後實際可行日期持有之購股權數目
二零零五年四月二十八日	11.60	150,000
二零零六年六月十六日	14.60	60,000

本公司已向DATTELS先生發出聘用函，據此，DATTELS先生獲委任為本公司獨立非執行董事，任期由二零零四年五月二十五日（彼最後一次獲重選為本公司董事之日期）起至股東週年大會結束止。彼有權收取本公司支付之董事袍金。截至二零零六年十二月三十一日止年度，DATTELS先生自本公司收取董事袍金150,000港元。

除上述者外，DATTELS先生並無任何其他事宜須知會本公司股東，亦無任何須根據上市規則第13.51(2)條任何規定而披露的資料。

有關通告第4項所述之釐定董事酬金（包括審核委員會及薪酬委員會成員之酬金），董事建議付給每位非執行董事每年150,000港元作為截至二零零七年十二月三十一日止財政年度之董事酬金。此付款受限於董事（或已授權之董事會委員會）絕對認為合適之條款（包括關於截至二零零七年十二月三十一日止年度內按比例計算）。

對於薪酬委員會及審核委員會內之本公司非執行董事在二零零七年所提供之服務，董事亦建議彼等獲發酬金。詳情如下：

(i) 對於薪酬委員會內之每位本公司非執行董事在二零零七年所提供之服務，建議支付每年50,000港元，並受限於董事絕對認為合適之條款（包括關於截至二零零七年十二月三十一日止年度內按比例計算）。

(ii) 對於審核委員會內之每位本公司非執行董事在二零零七年所提供之服務，建議支付每年不超過100,000港元之酬金，其中50,000港元是聘請費而另外不超過50,000港元之款項則以該名成員出席年內舉行之審核委員會會議之實際出席率計算，並受限於董事絕對認為合適之其他條款（包括關於截至二零零七年十二月三十一日止年度內按比例計算）。

上述截至二零零七年十二月三十一日止財政年度建議之董事酬金（包括審核委員會及薪酬委員會成員之酬金）與截至二零零六年十二月三十一日止財政年度之酬金相同。該二零零六年度之酬金於二零零六年股東週年大會上由本公司之股東批准。



SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司*

(股份代號：00069)

茲通告香格里拉(亞洲)有限公司(「本公司」)謹訂於二零零七年五月二十三日星期三上午十時假座香港中環法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會，藉以考慮下列議程：

1. 省覽截至二零零六年十二月三十一日止年度之經審核財務報表及董事會與核數師之報告；

2. 宣派截至二零零六年十二月三十一日止年度之末期股息；

3. 重選退任董事；

4. 釐定董事酬金(包括審核委員會及薪酬委員會成員之酬金)；

5. 重新委任核數師，並授權本公司董事會釐定其酬金；

6. 作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. **動議**：

(a) 在下文(c)段之規限下，一般性及無條件批准本公司董事會在有關期間(按下文之定義)內，行使本公司全部權力，以配發及發行本公司股本中之額外股份，並就此作出或授予將會或可能需行使此項權力之售股建議、協議及購股權；

(b) 上文(a)段之批准並授權本公司董事會於有關期間內作出或授予售股建議、協議及購股權，該等權力將會或可能須在有關期間結束後行使；

(c) 本公司董事會根據上文(a)段之批准而配發或同意有條件或無條件配發(不論是否依據購股權或其他原因而配發)之股本面值總額(根據(i)配售新股(按下文之定義),(ii)根據向購股權持有者授予或發行本公司股份之任何購股權計劃或類似安排而行使之任何購股權,(iii)根據本公司之公司細則以股份代替股息計劃之形式或類似安排而配發代替全部或部份股息之股份,(iv)行使由Shangri-La Finance Limited發行於二零零九年到期之零息附擔保可換股債券所附之任何轉換權,及(v)任何指定之授權而發行者除外)不得超過在本決議案通過之日本公司已發行股本面值總額之20%,而上述之批准亦以此為限;及

(d) 就本決議案而言:

「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日;或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

「配售新股」乃指本公司董事會在指定之期間內向某一指定記錄日期登記在股東名冊上之股份持有人按其當時之持股比例而提出之股份配售建議(惟本公司董事會有權就零碎股權或香港以外任何地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任,作出其認為必需之豁免或其他安排)。

B. **動議**：

(a) 一般性及無條件批准本公司董事會在有關期間（按下文之定義）內，根據所有適用法律及不時修訂之香港聯合交易所有限公司（「香港聯交所」）證券上市規則或任何其他證券交易所之要求（視乎情況而定）行使本公司之全部權力在香港聯交所或本公司股份可能上市且獲香港證券及期貨事務監察委員會與香港聯交所就此認可之任何其他證券交易所或在新加坡證券交易所有限公司購回本身之股份；

(b) 本公司按照上文(a)段之批准可在有關期間購回之本公司股份之面值總額不得超過本公司於本決議案通過之日已發行股本面值總額之10%，而上述(a)段之批准亦以此為限；及

(c) 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之較早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之公司細則或任何適用於百慕達之法例所規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本決議案所載之權力經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。

C. **動議**：

待第6B項決議案獲得通過後，擴大本公司董事會獲授予並在當時生效之行使本公司配發股份權力之一般授權，即在本公司董事會根據該項一般授權而可予配發或同意有條件或無條件配發之股本之面值總額中加入相等於本公司根據第6B項決議案所獲授予之權力而購回

之本公司股本面值總額之數額，惟該數額不得超過於本決議案通過之日本公司已發行股本面值總額之10%。

承董事會命
香格里拉(亞洲)有限公司
公司秘書
高秀麗

香港，二零零七年四月二十七日

總辦事處及香港
主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

附註：

1. 凡有權出席本通告所召開之大會(「大會」)，並於大會上投票之股東，均可委任不超過兩位代表出席及代其投票。倘股東委派兩位代表，則須在代表委任表格上清楚列明各受委代表所代表之本公司股份(「股份」)數目及有投票權之委任代表。倘有兩位委任代表，在下述情況下只有擁有投票權之委任代表方可代股東投票：(a)以舉手方式投票；(b)倘兩位代表欲以不同方式代股東投票；及(c)行使酌情權投票。受委代表毋須為本公司之股東。由一間結算所(或其代理人)(定義見本公司之公司細則)所委任之代表數目則不受上述規限。倘股東未有註明每位受委代表屆時可代表之股份數目及／或有投票權之受委代表姓名，則該股東將被視為已委任名列首位之代表出任其有投票權之受委代表，惟大會主席絕對有權酌情另作決定。而該名列首位之代表將代表股東所持有之所有股份。

2. 除上述附註1所述有關之結算所外，股東於任何時間僅有一份有效之代表委任表格。倘股東遞交一份以上之代表委任表格，按以下附註4所述方式遞交之最後一份代表委任表格將被視作唯一有效之代表委任表格處理。

3. 如屬任何股份之聯名登記持有人，則任何一位該等人士均可於大會上投票(不論親身或委派代表)，猶如彼等為唯一有權投票者。惟倘超過一位有關之聯名持有人親自或委派代表出席大會，則該等出席者中只有在股東名冊內排名首位者方有權就該等股份投票。排名首位而已身故之股東之個別遺囑執行人或遺產管理人將被視作有關股份之聯名持有人。

4. 代表委任表格及經授權人簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或授權文件之副本，須於大會(或任何續會)指定舉行時間最少四十八小時前送達本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址為香港灣仔皇后大道東28號金鐘匯中心26樓)方為有效。

5. 本公司將由二零零七年五月二十一日(星期一)至二零零七年五月二十三日(星期三)(包括首尾兩天)之期間內暫停辦理股份過戶登記。為符合資格獲得建議派發之末期股息，所有股份過戶文件連同有關股票必須不遲於二零零七年五月十八日(星期五)下午四時正前交回本公司在香港之股份過戶登記分處雅柏勤證券登記有限公司(地址如上)。

* 僅供識別



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 23 May 2007 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006;

2. To declare a final dividend for the year ended 31 December 2006;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 27 April 2007

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Monday, 21 May 2007 to Wednesday, 23 May 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on Friday, 18 May 2007.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *For identification purpose only*

END